
13002311

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10–K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the Fiscal Year Ended December 31, 2012**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From _______ to ________

Commission File Number: 1-13610

# PMC COMMERCIAL TRUST

(Exact name of registrant as specified in its charter)


SEC Mail Processing
RECEIVED
APR 2 9 2013
WASH. DC
193
SECTION

| **Texas** | **75-6446078** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **17950 Preston Road, Suite 600, Dallas, TX 75252** | **(972) 349-3200** |
| (Address of principal executive offices) | (Registrant's telephone number) |

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common shares of beneficial interest, $.01 par value | NYSE MKT |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the Registrant is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act). YES _ NO ✓

Indicate by check mark whether the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. YES _ NO ✓

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ✓ NO _

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). YES ✓ NO _

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer __ Accelerated filer ✓ Non-accelerated filer ___ (Do not check if a smaller reporting company) Smaller reporting company __

Indicate by check mark whether the Registrant is a shell company (as defined in Exchange Act Rule 12b-2). YES _ NO ✓

The aggregate market value of common shares held by non-affiliates of the Registrant, based upon the closing sale price of the Common Shares of Beneficial Interest on June 30, 2012 as reported on the NYSE MKT, was approximately $76 million. Common Shares of Beneficial Interest held by each officer and trust manager and by each person who owns 10% or more of the outstanding Common Shares of Beneficial Interest have been excluded because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 5, 2013, the Registrant had outstanding 10,589,554 Common Shares of Beneficial Interest.

## DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after the year covered by this Form 10-K with respect to the Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

# PMC COMMERCIAL TRUST

## Form 10-K
## For the Year Ended December 31, 2012

---

## TABLE OF CONTENTS

**Forward-Looking Statements**

*This Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. These statements include the plans and objectives of management for future operations, including plans and objectives relating to future growth of our loans receivable and availability of funds. Such forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "believe," "anticipate," "estimate," or "continue," or the negative thereof or other variations or similar words or phrases. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties identified in this Form 10-K, including, without limitation, the risks identified under the caption "Item 1A. Risk Factors." Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Form 10-K will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made. We do not undertake to update them to reflect changes that occur after the date they are made, except to the extent required by applicable securities laws.*

# PART I

## Item 1. BUSINESS

## INTRODUCTION

PMC Commercial Trust ("PMC Commercial" and together with its wholly-owned subsidiaries, the "Company," "our" or "we") is a real estate investment trust ("REIT") organized in 1993 that primarily originates loans to small businesses collateralized by first liens on the real estate of the related business. As a REIT, we seek to maximize shareholder value through long-term growth in dividends paid to our shareholders. We must distribute at least 90% of our REIT taxable income to shareholders to maintain our REIT status. See "Tax Status." Our common shares are traded on the NYSE MKT under the symbol "PCC."

We generate revenue primarily from the yield and other fees earned on our investments. Our loans are predominantly (94% at December 31, 2012) to borrowers in the hospitality industry. Our operations are located in Dallas, Texas and include originating, servicing and selling the government guaranteed portions of certain loans. During the years ended December 31, 2012 and 2011, our total revenues were $17.1 million and $16.1 million, respectively, and our net income (loss) was ($2.2) million and $3.6 million, respectively. See "Item 8. Financial Statements and Supplementary Data."

We originate loans through PMC Commercial and its wholly-owned lending subsidiaries: First Western SBLC, Inc. ("First Western"), PMC Investment Corporation ("PMCIC") and Western Financial Capital Corporation ("Western Financial"). First Western is licensed as a small business lending company ("SBLC") that originates loans through the Small Business Administration's ("SBA") 7(a) Guaranteed Loan Program ("SBA 7(a) Program"). PMCIC and Western Financial are licensed small business investment companies ("SBICs").

The SBA 7(a) Program is the SBA's primary program to help start-up and existing businesses obtain financing when they might not be eligible for business loans through conventional lending programs. As a non-bank SBA 7(a) Program lender, First Western is able to originate loans on which a substantial portion of the loan (generally 75% to 85%) is guaranteed as to payment of principal and interest by the SBA. The underwriting criteria of the SBA 7(a) Program are less stringent than our non-SBA 7(a) Program loan originations; thus, we are able to originate loans that we would not otherwise be able to originate as a result of the SBA guarantee. See "Lending Activities – SBA Programs."

The SBA maintains a Preferred Lender Program wherein it grants Preferred Lender Program ("PLP") status to certain lenders originating SBA 7(a) Program loans based on achievement of certain standards in lending which are regularly monitored by the SBA. First Western has been granted national PLP status and originates, sells and services small business loans. As a Preferred Lender, First Western is authorized to place SBA guarantees on loans without seeking prior SBA review and approval. Being a national lender, PLP status allows First Western to expedite loans since First Western is not required to present applications to the SBA for concurrent review and approval.

We continue to focus on the origination of SBA 7(a) Program loans which require less capital due to the ability to sell the government guaranteed portion of such loans. We utilize the SBA 7(a) Program to originate small business loans, primarily secured by real estate, and then sell the government guaranteed portion to investors.

Our ability to generate interest income, as well as other revenue sources, is dependent on economic, regulatory and competitive factors that influence interest rates and loan originations, and our ability to secure financing for our investment activities. The amount of revenue recorded will vary from current levels based on a number of factors including, but not limited to:

- The volume and type of loans funded;
- The volume and type of loans which prepay;
- The timing and availability of leverage;
- The amount of non-performing loans;
- Recognition of premium income, if any, on secondary market loan sales;
- The interest rate and type of loans originated; and
- The general level of interest rates.

The majority of our loans (83%) have variable rates of interest. As a result, during periods of declining interest rates, our interest income is subject to interest rate risk. See "Item 7a. Quantitative and Qualitative Disclosures About Market Risk."

Generally, in order to fund new loans, we need to borrow funds or sell loans. Since 2006, our working capital was primarily provided through credit facilities and principal payments (including prepayments) on loans receivable. Prior to 2006, our primary source of long-term funds was structured loan sale transactions and the issuance of junior subordinated notes. At the current time, there is a limited market for structured loan sale transactions (more commonly known as securitizations) and there is no market for the issuance of trust preferred securities (junior subordinated notes). We cannot anticipate when, or if, these markets will be available to us. Until these markets become available or alternative debt and/or equity structures become available, our ability to grow is limited. Due to (1) the lack of a market for our type of securitization and the prospect that this market may never recover to its prior form or may return with costs or structures that we may not be able to accept and (2) limits on the amounts of capital available through credit or warehouse facilities, we continue to focus our lending activities on originating loans under the SBA 7(a) Program.

## LENDING ACTIVITIES

### Overview

We are a national lender that primarily originates loans to small businesses, principally in the limited service hospitality industry. In addition to first liens on the real estate of the related business, our loans are typically personally guaranteed by the principals of the entities obligated on the loans.

We identify loan origination opportunities through personal contacts, internet referrals, attendance at trade shows and meetings, direct mailings, advertisements in trade publications and other marketing methods. We also generate loans through referrals from real estate and loan brokers, franchise representatives, existing borrowers, lawyers and accountants. Payments are sometimes made to non-affiliated individuals who assist in generating loan applications, with such payments generally not exceeding 1% of the principal amount of the originated loan.

### Limited Service Hospitality Industry

Our outstanding loans are generally collateralized by first liens on limited service hospitality properties and are typically for owner-operated facilities operating under national franchises, including, among others, Comfort Inn, Days Inn, Holiday Inn Express, Econolodge, Rodeway Inn and Best Western. We believe that franchise operations offer attractive lending opportunities because such businesses generally employ proven business concepts, have national reservation systems and advertising, consistent product quality, are screened and monitored by franchisors and generally have a higher rate of success when compared to other independently operated hospitality businesses.

**Loan Originations and Underwriting**

We believe that we successfully compete in certain sectors of the commercial real estate finance market, primarily the limited service hospitality sector, due to our diligent underwriting which is benefitted by our understanding of our borrowers' businesses and our responsive customer service.

We consider traditional underwriting criteria such as:

- The underlying cash flow of the owner-operator;
- The components, value and replacement cost of the borrower's collateral (primarily real estate);
- The industry and competitive environment in which the borrower operates;
- The financial strength of the guarantors;
- Analysis of local market conditions;
- The ease with which the collateral can be liquidated;
- The existence of any secondary repayment sources;
- Evaluation of the property operator; and
- The existence of a franchise relationship.

Upon receipt of a completed loan application, our credit department conducts: (1) a detailed analysis of the potential loan, which typically includes a third-party licensed appraisal and a valuation by our credit department of the property that will collateralize the loan to ensure compliance with loan-to-value percentages, (2) a site inspection for real estate collateralized loans, (3) a review of the borrower's business experience, (4) a review of the borrower's credit history, and (5) an analysis of the borrower's debt-service-coverage, debt-to-equity and other applicable ratios. We also utilize local market economic information to the extent available.

We believe that our typical non-SBA 7(a) Program loan is distinguished from those of some of our competitors by the following characteristics:

- *Substantial down payments are required.* We usually require an initial down payment of between 25% and 30% but not less than 20% of the total cost of the project being financed. Our experience has shown that the likelihood of full repayment of a loan increases if the owner/operator is required to make an initial and substantial financial commitment to the project being financed.
- *"Cash outs" are typically not permitted.* Generally, we will not make a loan in an amount greater than the lesser of 80% of either the replacement cost or current appraised value of the property which is collateral for the loan. For example, a hotel property may have been originally constructed for a cost of $2.0 million, with the owner/operator initially borrowing $1.6 million of that amount. At the time of the borrower's loan refinancing request, the property securing the loan is appraised at $4.0 million. Some of our competitors might loan from 70% to 90% or more of the new appraised value of the property and permit the owner/operator to receive a cash distribution from the proceeds. Generally, we would not permit this type of "cash-out" distribution.
- *The obligor is personally liable for the loan.* We typically require the principals of the borrower to personally guarantee the loan.

We may originate SBA 7(a) Program loans up to $5 million primarily to existing businesses, who use the funds for a wide range of business needs including, but not limited to:

- Opening, expanding or acquiring a business or franchise;
- Purchasing commercial real estate and property improvements; and
- Refinancing existing business debt.

The terms of an SBA 7(a) Program loan are primarily distinguished from the terms of a conventional loan by the following:

- *A longer term is possible.* We offer up to 25 year amortization periods and maturities compared to conventional loans which typically are a maximum of 20 years.
- *Lower down payments are generally required.* SBA loans typically have down payments that are usually no more than 20% of the entire project cost while conventional loans generally require between 25% and 30%.
- *No early balloon payments or prepayment fees.* SBA loans are generally fully amortizing without a balloon payment at maturity. In addition, if the term is less than 15 years, there is no prepayment fee.

### Interest Rates

Interest rates on our loans receivable, net, were as follows:

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | | | 2011 | | |
| | Loans Receivable, net | | Weighted Average Interest | Loans Receivable, net | | Weighted Average Interest |
| | Amount | % | Rate | Amount | % | Rate |
| | (Dollars in thousands) | | | | | |
| Variable-rate - LIBOR.. | $ 126,308 | 52.9% | 4.6% | $ 132,596 | 56.6% | 4.4% |
| Variable-rate - prime.... | 70,859 | 29.6% | 5.9% | 57,338 | 24.4% | 5.8% |
| Fixed-rate................. | 41,824 | 17.5% | 9.0% | 44,493 | 19.0% | 9.2% |
| Total..................... | $ 238,991 | 100.0% | 5.8% | $ 234,427 | 100.0% | 5.6% |

Our variable-rate loans generally require monthly payments of principal and interest, reset on a quarterly basis, to amortize the principal over the remaining life of the loan. Fixed-rate loans generally require level monthly payments of principal and interest calculated to amortize the principal over the remaining life of the loan.

### Industry Concentration

The distribution of our loans receivable by industry was as follows at December 31, 2012:

| | Number of Loans | Cost (1) | % of Total Cost |
|---|---|---|---|
| | (Dollars in thousands) | | |
| Hotels and motels.................................... | 261 | $ 228,224 | 94.3% |
| Convenience stores/service stations......... | 15 | 9,211 | 3.8% |
| RV Parks...................................... | 3 | 1,996 | 0.8% |
| Services.................................................... | 16 | 866 | 0.4% |
| Restaurants............................................. | 19 | 524 | 0.2% |
| Retail....................................................... | 4 | 335 | 0.1% |
| Other....................................................... | 14 | 970 | 0.4% |
| | 332 | $ 242,126 | 100.0% |

*(1) Loan portfolio outstanding before loan loss reserves and deferred commitment fees.*

### Loan Portfolio Statistics

Information on our loans receivable was as follows:

| | At December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (Dollars in thousands) | |
| Principal outstanding (1)...................................... | $ 242,126 | $ 236,115 |
| Weighted average interest rate............................. | 5.8% | 5.6% |
| Average yield (2)................................................ | 5.2% | 5.8% |
| Weighted average contractual maturity in years...... | 15.5 | 15.0 |
| Hospitality industry concentration......................... | 94.3% | 93.5% |
| Texas concentration (3)....................................... | 14.7% | 18.1% |

*(1) Loans receivable outstanding before loan loss reserves and deferred commitment fees.*
*(2) The calculation of average yield divides our interest income, prepayment fees and other loan related fees, adjusted by the provision for loan losses, by the weighted average loans receivable outstanding.*
*(3) No other state concentrations greater than or equal to 10% existed at December 31, 2012 or 2011.*

**Loans Funded**

The following table is a breakdown of loans funded during the years indicated:

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | (In thousands) | | | | |
| Commercial mortgage loans | $ 19,339 | $ 4,680 | $ 4,908 | $ 2,425 | $ 19,739 |
| SBA 7(a) Program loans | 34,822 | 33,672 | 33,532 | 28,010 | 10,971 |
| SBA 504 Program loans (1) | - | - | - | - | 3,877 |
| Total loans funded | $ 54,161 | $ 38,352 | $ 38,440 | $ 30,435 | $ 34,587 |

*(1) Represents second mortgages originated through the SBA 504 Program which were repaid by certified development companies.*

**SBA Programs**

***General***

We utilize programs established by the SBA to generate loan origination opportunities and provide us with a funding source as follows:

- We have an SBLC that originates loans through the SBA 7(a) Program;
- We have participated as a private lender in the SBA 504 Program which allowed us to originate first mortgage loans with lower loan-to-value ratios;
- We have two licensed SBICs regulated under the Small Business Investment Act of 1958, as amended. Our SBICs use long-term funds provided by the SBA, together with their own capital, to provide long-term collateralized loans to eligible small businesses, as defined under SBA regulations.

Our regulated SBA subsidiaries are periodically examined and audited by the SBA to determine compliance with SBA regulations.

***SBA 7(a) Program***

The SBA 7(a) Program is the SBA's primary loan program. In general, the SBA reduces risks to lenders by guaranteeing major portions of qualified loans made to small businesses. This enables lenders to provide financing to small businesses when funding may otherwise be unavailable or not available on reasonable terms. Accordingly, loans originated using the SBA 7(a) Program typically have less stringent underwriting requirements than loans originated under our other loan programs. These differences in underwriting will typically be related to the age of the property, required equity investment, limited business experience of the borrower and strength of guarantors.

Under the SBA 7(a) Program, the SBA typically guarantees 75% of qualified loans over $150,000. While the eligibility requirements of the SBA 7(a) Program vary by the industry of the borrower and other factors, the general eligibility requirements include, but are not limited to: (1) gross sales of the borrower cannot exceed size standards set by the SBA (*i.e.*, $30.0 million for limited service hospitality properties) or alternatively average net income cannot exceed $5.0 million for the most recent two fiscal years, (2) liquid assets of the borrower and affiliates cannot exceed specified limits, (3) tangible net worth of the borrower must be less than $15.0 million, (4) the borrower must be a U.S. citizen or legal permanent resident and (5) the maximum aggregate SBA loan guarantees to a borrower cannot exceed $3.75 million. Maximum maturities for SBA 7(a) Program loans are 25 years for real estate and 10 years for the purchase of machinery, furniture, fixtures and/or equipment. In order to operate as an SBLC, a licensee is required to maintain a minimum regulatory capital (as defined by SBA regulations) of the greater of (1) 10% of its outstanding loans receivable and other investments or (2) $1.0 million, and is subject to certain other regulatory restrictions such as change in control provisions. See "Item 1A. Risk Factors."

***SBIC Program***

We originate loans to small businesses through our SBICs. According to SBA regulations, SBICs may make long-term loans to small businesses and invest in the equity securities of such businesses. Under SBA regulations, eligible small businesses include those that have a net worth not exceeding $18 million and have average annual fully taxable net income not exceeding $6 million for the most recent two fiscal years. To the extent approved, an SBIC can issue debentures whose principal and interest is guaranteed to be paid to the debt holder in the event of non-payment by the SBIC. As a result, the debentures' costs of funds are usually lower compared to alternative fixed-rate sources of funds available to us.

***SBA 504 Program***

The SBA 504 Program assists small businesses in obtaining subordinated, long-term financing by guaranteeing debentures available through certified development companies ("CDCs") for the purpose of acquiring land, building, machinery and equipment and for modernizing, renovating or restoring existing facilities and sites. A typical finance structure for an SBA 504 Program project would include a first mortgage covering 50% of the project cost from a private lender, a second mortgage obtained from a CDC covering up to 40% of the project cost and a contribution of at least 10% of the project cost by the principals of the small businesses being assisted. We typically require at least a 15% contribution of the equity in a project by our borrowers. The SBA does not guarantee the first mortgage. Although the total sizes of projects utilizing the SBA 504 Program are unlimited, currently the maximum amount of subordinated debt in any individual project is generally \$5 million (or \$5.5 million for certain projects). Typical project costs range in size from \$1 million to \$6 million.

**SECONDARY MARKET LOAN SALES**

Our SBA 7(a) subsidiary sells loans pursuant to the SBA 7(a) Program. The SBA guaranteed portions of these loans are sold in legal sale transactions to either dealers in government guaranteed loans or institutional investors ("Secondary Market Loan Sales") as the loans are fully funded. These government guaranteed portions of loans may be sold for (1) a cash premium and the minimum 1% SBA required servicing spread, (2) significant future servicing spread and no cash premium or (3) future servicing spread and a cash premium of 10% ("hybrid loan sales"). Prior to January 1, 2010, all of these types of transactions were recorded as sales (*i.e.,* we recorded premium income) for accounting purposes. Effective January 1, 2010, due to a change in accounting rules, we were required to permanently treat certain of the proceeds received from these legally sold portions of loans (those loans sold solely for future servicing spread and those loans sold for a cash premium of 10% and future servicing spread) as secured borrowings (debt) for the life of the loan and 100% of the loan is included in our loans receivable. We can no longer record premium income on these types of sales. Accordingly, cash premiums collected on hybrid loan sales are deferred and reflected as a liability on our consolidated balance sheet and amortized as a reduction to interest expense over the life of the loan. Deferred cash premiums at December 31, 2012 were \$3.1 million.

**TAX STATUS**

PMC Commercial has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, PMC Commercial is generally not subject to Federal income tax (including any applicable alternative minimum tax) to the extent that it distributes at least 90% of its REIT taxable income to shareholders. Certain of PMC Commercial's subsidiaries, including First Western and PMCIC, have elected to be treated as taxable REIT subsidiaries; thus, their earnings are subject to U.S. Federal income tax. To the extent PMC Commercial's taxable REIT subsidiaries retain their earnings and profits, these earnings and profits will be unavailable for distribution to our shareholders.

PMC Commercial may, however, be subject to certain Federal excise taxes and state and local taxes on its income and property. If PMC Commercial fails to qualify as a REIT in any taxable year, it will be subject to Federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and will not be able to qualify as a REIT for four subsequent taxable years. REITs are subject to a number of organizational and operational requirements under the Code. See "Item 1A. Risk Factors – REIT Related Risks" for additional tax status information.

**EMPLOYEES**

We employed 32 individuals including marketing professionals, investment professionals, operations professionals and administrative staff as of December 31, 2012. We have employment agreements with our two executive officers. Our operations are centralized in Dallas, Texas. We believe the relationship with our employees is good.

## COMPETITION

When originating loans we compete with other specialty commercial lenders, SBA 7(a) lenders, banks, broker dealers, other REITs, savings and loan associations, insurance companies and other entities that originate loans. Many of these competitors have greater financial and managerial resources than us, are able to provide services we are not able to provide (*i.e.,* depository services), and may be better able to withstand the impact of economic downturns.

*Variable-rate lending:* For our variable-rate loan products, we believe we compete effectively on the basis of interest rates, our long-term maturities and payment schedules, the quality of our service, our reputation in the marketplace, and greater responsiveness to renewal and refinancing requests from borrowers.

*Fixed-rate lending:* In the current market, borrowers are looking predominately for fixed-rate loans; however, our ability to offer fixed-rate loans is limited by our cost of capital and availability of funds.

## SECURITIES EXCHANGE ACT REPORTS

We file with or furnish to the Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act") our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K. These reports are available free of charge on our website, www.pmctrust.com/investors, as soon as reasonably practicable after we electronically file the information with the SEC. We are providing the address to our internet site solely for the information of investors. We do not intend the address to be an active link or to otherwise incorporate the contents of the website into this report.

The SEC maintains an internet site, www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

## Item 1A. RISK FACTORS

*Due to the complexity of the Company, a wide range of factors could materially affect our future developments and performance. In addition to the factors affecting specific business operations identified in connection with the description of these operations and the financial results of these operations described elsewhere in this report, management has identified the following important factors that could cause actual results to differ materially from those reflected in forward-looking statements or from our historical results. These factors, which are not all-inclusive, could have a material impact on our asset valuations, results of operations or financial condition and could also impair our ability to maintain dividend distributions at current or anticipated levels.*

### Investment Risks – Lending Activities

**Changes in economic conditions could have a continuing adverse effect on our profitability.**

Turmoil in the financial markets adversely affects economic activity. This turmoil (including the effect of any perceived or actual economic recession) subjects our borrowers to financial stress which could impair their ability to satisfy their obligations to us. During periods of economic stress, delinquencies and losses may increase and losses may be substantial.

In addition, an increase in price levels generally, or in price levels in a particular sector such as the energy sector, could result in a shift in consumer demand away from limited service hospitality properties which collateralize the majority of our loans. A significant increase in gasoline prices within a short period of time could affect the limited service sector of the hospitality industry. A significant portion of the limited service hospitality loans collateralizing our loans are located on interstate highways. When gas prices sharply increase, occupancy rates for properties located on interstate highways may decrease. This may cause a reduction in revenue per available room. Any sustained increase in gasoline prices could materially and adversely affect the financial condition of our borrowers which could cause us to experience increased defaults.

**Commercial mortgage loans expose us to a high degree of risk associated with investing in real estate.**

The performance and value of our loans depends upon many factors beyond our control. Commercial real estate has experienced cyclical performance and significant fluctuations in the past that impacts the value of our real estate collateralized loans. The ultimate performance and value of our loans are subject to risks associated with the ownership and operation of the properties which collateralize our loans, including the property owner's ability to operate the property with sufficient cash flow to meet debt service requirements. The performance and value of the properties collateralizing our loans may be adversely affected by:

- Changes in national or regional economic conditions;
- Changes in real estate market conditions due to changes in national, regional or local economic conditions or property market characteristics;
- Disruptions in the credit markets including the asset-backed securitization market;
- Competition from other properties;
- Changes in interest rates and the condition of the debt and equity capital markets;
- The ongoing need for capital repairs and improvements;
- Increases in real estate tax rates and other operating expenses (including utilities);
- A significant increase in gasoline prices in a short period of time;
- Adverse changes in governmental rules and fiscal policies; acts of God, including earthquakes, hurricanes and other natural disasters; acts of war or terrorism; or a decrease in the availability of or an increase in the cost of insurance;
- Adverse changes in zoning laws;
- The impact of environmental legislation and compliance with environmental laws; and,
- Other factors that are beyond our control or the control of the commercial property owners.

In the event that any of the properties underlying our loans experience any of the foregoing events or occurrences, the value of, and return on, such loans may be negatively impacted. Moreover, our profitability and the market price of our common shares may be negatively impacted.

**Payment defaults and other credit risks in our investment portfolio may increase which may cause adverse effects on our cash flows, net income (loss) and ability to make distributions.**

Recessionary economic conditions and adverse developments in the credit markets have led to business contraction, liquidity issues and other problems for many of the businesses we finance. As a result, payment defaults and other credit risks in our investment portfolio increased, and may continue to increase, which has caused, and may continue to cause, adverse effects on our cash flows, results of operations and ability to make distributions.

Historically, we have not experienced significant losses for most of our real estate secured loans due to our borrowers' equity in their properties, the value of the underlying collateral, the cash flows from operations of the businesses and other factors such as having recourse to the guarantors. However, due to the prolonged economic downturn and the current economic environment, we believe that in many instances, our borrowers' equity in their properties has eroded and may further erode which may result in increased foreclosure activity and credit losses. Whenever our borrowers experience significant operating difficulties and we are forced to liquidate the collateral underlying the loan, losses may be substantial.

We may increase loan loss reserves due to general business and economic conditions and increased credit and liquidity risks which may continue to have an adverse effect on our financial performance; however, there can be no assurance that the loan loss reserves we establish will be sufficient.

**The commercial real estate loans we originate are subject to the risks of default and foreclosure which could result in losses to us.**

The commercial real estate loans we originate are collateralized by income-producing properties (primarily limited service hospitality properties) and we are subject to risks of default and foreclosure. In the event of a default under a mortgage loan, we bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the unpaid principal balance of the mortgage loan, which could have a material adverse effect on our cash flows from operations and net income (loss). If a borrower defaults on one of our commercial real estate loans and the underlying property collateralizing the loan is insufficient to satisfy the outstanding balance of the loan, we may suffer a loss. In addition to losses related to collateral deficiencies, during the foreclosure process we may incur costs related to the protection of our collateral including unpaid real estate taxes, legal fees, franchise fees, insurance and operating shortfalls to the extent the property is being operated by a court-appointed receiver.

Foreclosure and bankruptcy are complex and sometimes lengthy processes that are subject to Federal and state laws and regulations. An action to foreclose on a property is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of a default by a mortgagor, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage loan. Borrowers have the option of seeking Federal bankruptcy protection which could delay the foreclosure process. In conjunction with the bankruptcy process, the terms of the loan agreements may be modified. Typically, delays in the foreclosure process will have a negative impact on our results of operations and/or financial condition due to direct and indirect costs incurred and possible deterioration of the value of the collateral.

Our ability to sell any properties we own as a result of foreclosure will be impacted by changes in economic and other conditions. Our ability to sell these properties and the prices we receive on their sale are affected by many factors, including but not limited to, the number of potential buyers, the condition of the property, the number of competing properties on the market and other market conditions. If we are required to hold a property for an extended period of time or choose to operate the property, it could have a negative impact on our results of operations and/or financial condition due to direct and indirect costs incurred and possible deterioration of the value of the collateral resulting in impairment losses.

**There are significant risks in lending to small businesses.**

Our loans receivable consist primarily of loans to small, privately-owned businesses. There is no publicly available information about these businesses; therefore, we must rely on our own due diligence to obtain information in connection with our investment decisions. Our borrowers may not meet net income, cash flow and other coverage tests typically imposed by banks. A borrower's ability to repay its loan may be adversely impacted by numerous factors, including a downturn in its industry or other negative local or macro economic conditions. Deterioration in a borrower's financial condition and prospects may be accompanied by deterioration in the collateral for the loan. In addition, small businesses typically depend on the management talents and efforts of one person or a small group of people for their success. The loss of services of one or more of these persons could have an adverse impact on the operations of the small business. Small companies are typically more vulnerable to customer preferences, market conditions and economic downturns and often need additional capital to maintain the business, expand or compete. These factors may have an impact on the ultimate recovery of our loans receivable from such businesses. Loans to small businesses, therefore, involve a high degree of business and financial risk, which can result in substantial losses and accordingly should be considered speculative.

**We depend on the accuracy of information provided by potential borrowers and guarantors.**

In deciding whether to extend credit or enter into transactions with potential borrowers and/or their guarantors, we rely on certain information furnished to us by or on behalf of potential borrowers and/or guarantors. We also rely on representations of potential borrowers and/or guarantors as to the accuracy of that information. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements or other information that is inaccurate or materially misleading.

**Longer term loans and our real estate owned ("REO") are typically illiquid and their value may decrease.**

Our commercial real estate loans and real estate acquired through foreclosure are typically illiquid investments. Therefore, we will be unable to vary our portfolio promptly in response to changing economic, financial and investment conditions. As a result, the fair market value of these investments may decrease in the future and losses may result.

There is typically no public market or established trading market for the loans we originate. Accordingly, the market value for our loans will typically be less than the estimated fair value of our loans. The illiquid nature of our loans may adversely affect our ability to dispose of such loans at times when it may be advantageous or necessary for us to liquidate such investments.

**Changes in interest rates could negatively affect lending operations, which could result in reduced earnings and dividends.**

As a result of our current dependence on variable-rate loans, our interest income will be reduced during low interest rate environments. During any period that LIBOR or the prime rate decreases, interest income on our loans will decline.

Changes in interest rates do not have an immediate impact on the interest income of our fixed-rate loans. Our interest rate risk on our fixed-rate loans is primarily due to loan prepayments and maturities. The average maturity of our loan portfolio is less than its average contractual terms because of prepayments. Assuming market liquidity, the average life of mortgage loans tends to increase when the current mortgage rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when the current mortgage rates are substantially lower than rates on existing mortgage loans (due to refinancings of fixed-rate loans at lower rates).

Our results of operations are impacted by the "spread" between the rate at which we borrow funds and the rate at which we loan these funds. During periods of changing interest rates, interest rate mismatches could negatively impact our results of operations, dividend yield, and the market price of our common shares.

At the present time, we are primarily originating variable-rate loans and have certain debt which is long-term and at fixed interest rates. If the yield on loans originated with funds obtained from fixed-rate borrowings fails to cover the cost of such funds, our cash flow will be reduced.

**Competition might prevent us from originating loans at favorable yields, which would harm our results of operations and our ability to continue paying dividends at current or anticipated levels.**

Our results of operations are impacted by our ability to originate loans at favorable spreads over our cost of funds. In originating loans, we compete with other SBA 7(a) lenders, specialty commercial lenders, banks, broker dealers, other REITs, savings and loan associations, insurance companies and other entities that originate loans, many of which have greater financial resources than us. As a result, we may not be able to originate sufficient loans at favorable spreads over our cost of funds, which would harm our results of operations and consequently, our ability to continue paying dividends at current or anticipated levels.

**Our operating results will depend, in part, on the effectiveness of our marketing programs.**

In general, due to the highly competitive nature of our business, we must execute efficient and effective promotional and marketing programs. We may, from time to time, change our marketing strategies, including the timing or nature of promotional programs. The effectiveness of our marketing and promotion practices is important to our ability to locate potential borrowers and retain existing borrowers. If our marketing programs are not successful, our results of operations and financial condition may be adversely affected.

## Government Program and Regulatory Risks

**We have specific risks associated with originating loans under the SBA 7(a) Program.**

We sell the guaranteed portion of our SBA 7(a) Program loans into the secondary market. These sales have resulted in collecting cash premiums and/or have created a stream of future servicing spread. There can be no assurance that we will be able to continue originating these loans, that a secondary market will exist or that we will continue to realize premiums upon the sale of the guaranteed portion of these loans.

We sell the guaranteed portion of our SBA 7(a) Program loans and retain the credit risk on the non-guaranteed portion of the loans. We share pro-rata with the SBA in any recoveries. In the event of default on an SBA loan, our pursuit of remedies against a borrower is subject to SBA rules and in some instances SBA approval. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us. With respect to the guaranteed portion of SBA loans that have been sold, the SBA will first honor its guarantee and then seek compensation from us in the event that a loss is deemed to be attributable to technical deficiencies. There can be no assurance that we will not experience a loss due to significant deficiencies with our underwriting or servicing of SBA loans.

In certain instances, including liquidation or charge-off of an SBA guaranteed loan, we may have a receivable for the SBA's guaranteed portion of legal fees, operating expenses, property taxes paid etc. related to the loan or the collateral (upon and subsequent to foreclosure). While we believe expenses incurred were justified and necessary for the care and preservation of the collateral and within the established rules of the SBA, there can be no assurance that the SBA will reimburse us. In addition, reimbursement from the SBA is a time consuming and lengthy process and the SBA may seek compensation from us related to reimbursement of expenses which it does not believe were necessary for the care and preservation of the loan or its collateral.

**Curtailment of our ability to utilize the SBA 7(a) Program could adversely affect our financial condition and results of operations.**

We are dependent upon the Federal government to maintain the SBA 7(a) Program. There can be no assurance that the program will be maintained or that loans will continue to be guaranteed at current levels. In addition, there can be no assurance that our SBA 7(a) Program lending subsidiary will be able to maintain its status as a Preferred Lender or that we can maintain our SBA 7(a) license.

If we cannot continue originating and selling government guaranteed loans at current levels, we could experience a decrease in future servicing spreads and earned premiums. From time-to-time the SBA has reached its internal budgeted limits and ceased to guarantee loans for a stated period of time. In addition, the SBA may change its rules regarding loans or Congress may adopt legislation or fail to approve a budget that would have the effect of discontinuing, reducing availability of funds for, or changing loan programs. Non-governmental programs could replace government programs for some borrowers, but the terms might not be equally acceptable. If these changes occur, the volume of loans to small businesses that now qualify for government guaranteed loans could decline, as could the profitability of these loans.

First Western has been granted national PLP status and originates, sells and services small business loans and is authorized to place SBA guarantees on loans without seeking prior SBA review and approval. Being a national lender, PLP status allows First Western to expedite loans since First Western is not required to present applications to the SBA for concurrent review and approval. The loss of PLP status could adversely impact our marketing efforts and ultimately loan origination volume which could negatively impact our financial condition and results of operations.

**Our profitability may be impacted by the volume of SBA 7(a) Program loan originations.**

As a result of our focus on the origination of SBA 7(a) Program loans, our income and ability to continue to pay dividends at current or anticipated levels is dependent upon the volume of our SBA 7(a) Program loan originations due to the ability to sell the government guaranteed portion of these loans. In originating SBA 7(a) Program loans, we compete with other SBA 7(a) lenders, specialty commercial lenders, banks, broker dealers, other REITs, savings and loan associations, insurance companies and other entities that originate loans, many of which have greater financial resources than us. Any reduction in the volume of these loan originations could negatively affect us.

**Any downgrade in the U.S.'s credit rating could materially adversely affect our business, financial condition, results of operations and share price.**

U.S. debt ceiling and budget deficit concerns caused a credit rating agency downgrade to the U.S.'s credit rating for the first time in history. In addition, there potentially may be future downgrades. Any default by the U.S. on its obligations, the perceived risk of such a default or any downgrade of the U.S.'s credit rating could have a material adverse effect on the financial markets and economic conditions in the U.S. and throughout the world which could negatively affect our business, financial condition, results of operations and share price.

These economic and market conditions could negatively impact the value of the government guaranteed portion of our SBA 7(a) Program loans or the interest rates that we may be charged on future SBIC debenture issuances. In addition, these economic and market conditions could adversely affect our business in many ways, including but not limited to, adversely impacting our ability to obtain financing for our investments or increasing the cost of such financing if it is obtained.

**Liquidity and Capital Resources Risks**

*In general, in order for us to repay indebtedness on a timely basis, we may be required to dispose of assets when we would not otherwise do so and at prices which may be below the net book value of such assets. These dispositions of assets could have a material adverse effect on our financial condition and results of operations.*

**If an event of default occurs under our revolving credit facility ("Revolver"), the lender is permitted to accelerate repayment of the outstanding obligation.**

The occurrence of an event of default permits the lender under our Revolver to accelerate repayment of all amounts due and to terminate its commitment to lend thereunder. Our investments are predominantly long-term; therefore, if the Revolver is accelerated, we could be forced to reduce SBA 7(a) Program loan originations or to liquidate or otherwise dispose of assets at a time we would not ordinarily do so and/or at prices which we may not believe are reasonable. The existence of an event of default can restrict us from borrowing under our Revolver and from declaring dividends or other cash distributions to our shareholders. There can be no assurance that an event of default will not occur.

**There are risks associated with our outstanding and future indebtedness.**

At December 31, 2012, we had $56.2 million of debt (excluding $41.0 million of secured borrowings – government guaranteed loans on which payments are not due unless payments are received on the loans underlying them). This debt matures beginning in September 2013 and through 2035. We also issued $6.0 million of SBA debentures during March 2013. We will likely incur additional indebtedness in the future. Our ability to pay interest and repay the principal of our indebtedness when due is dependent upon our ability to manage our business operations, generate sufficient cash flows to service the debt and other factors described herein. There can be no assurance that we will manage these risks successfully.

In addition, we may have to refinance some or all of our outstanding debt as it matures. There is a risk that we may be not be able to refinance existing debt or refinance on terms at least as favorable as those that currently exist. Furthermore, if prevailing interest rates are higher at the time of refinancing, our interest expense would increase.

**Turmoil in financial markets could increase our cost of borrowing and impede access to or increase the cost of financing our operations or investments.**

We rely upon access to capital markets as a source of liquidity to satisfy our working capital needs, grow our business and invest in loans. Turmoil in the capital markets has constrained equity and debt capital available for investment in commercial real estate. Prolonged recent recessionary conditions, concentration in the limited service hospitality industry and increased loan losses could further limit access to these markets and may restrict us from continuing our current business strategy or implementing new business strategies.

To the extent credit and equity markets experience significant disruption, many businesses will be unable to obtain financing on acceptable terms, if at all. In addition, when equity markets experience rapid and wide fluctuations in value, credit availability could diminish or disappear. During periods of credit and equity market disruptions, our cost of borrowing may increase and it may be more difficult or impossible to obtain financing on acceptable terms.

**The market demand for Secondary Market Loan Sales may decline or be temporarily suspended.**

The market for the sale of the government guaranteed portion of SBA 7(a) Program loans may diminish and/or the premiums, if any, achieved on selling loans into that market may be reduced which could have a material adverse effect on our ability to create availability under our Revolver and originate new loans. To the extent the capital and credit markets experience volatility and disruption, there may be a decrease in liquidity to acquire the government guaranteed portion of loans which are typically sold into the secondary market. In addition, if market disruption and volatility are substantial, we may experience an adverse effect, which may be material, on our ability to access capital markets and on our financial condition and results of operations. This market dislocation could be a result of decreased investor demand for asset-backed securities in general or loans to a particular industry and/or increased investor yield requirements.

**We use leverage to fund our capital needs which magnifies the effect of changing interest rates on our earnings.**

We have borrowed funds and, as markets allow, intend to borrow additional funds for our capital needs. Private lenders and the SBA have fixed dollar claims on our assets superior to the claims of the holders of our common shares. Leverage magnifies the effect that rising or falling interest rates have on our earnings. Any increase in the interest rate earned on investments in excess of the interest rate on the funds obtained from borrowings would cause our net income (loss) and earnings (loss) per share to increase (decrease) more than they would without leverage, while any decrease in the interest rate earned by us on investments would cause net income (loss) and earnings per share to decline (increase) by a greater amount than they would without leverage. Leverage is thus generally considered a speculative investment technique.

**Investment Risks – General**

**We have concentrations of investments which may negatively impact our financial condition and results of operations.**

Substantially all of our revenue is generated from loans collateralized by hospitality properties. At December 31, 2012, our loans were 94% concentrated in the hospitality industry. Any factors that negatively impact the hospitality industry, including recessions, severe weather events (such as hurricanes, blizzards, floods, etc.), depressed commercial real estate markets, travel restrictions, bankruptcies or other political or geopolitical events, could have a material adverse effect on our financial condition and results of operations.

At December 31, 2012, 15% of our loans receivable were collateralized by properties in Texas. No other state had a concentration of 10% or greater of our loans receivable at December 31, 2012. A decline in economic conditions in any state in which we have a concentration of investments could have a material adverse effect on our financial condition and results of operations.

We have not loaned more than 10% of our assets to any single borrower; however, we have an affiliated group of obligors representing approximately 5% of our loans receivable at December 31, 2012. Any significant decline in the financial status of this group could have a material adverse effect on our financial condition and results of operations.

**We are subject to prepayment risk on our loans receivable which could result in losses or reduced earnings and negatively affect our cash available for distribution to shareholders.**

We experience prepayments on our loans receivable. Assuming capital availability, during decreasing interest rate environments and when competition is greater, prepayments of our fixed-rate loans have generally been re-loaned or committed to be re-loaned at lower interest rates than the prepaid loans receivable. For prepayments on variable-rate loans, if the spread we charge over LIBOR or the prime rate were to decrease, the lower interest rates we would receive on these new loans receivable would have an adverse effect on our results of operations and, depending upon the rate of future prepayments, may further impact our results of operations.

**Changes in our business strategy or restructuring of our business may increase our costs or otherwise affect the profitability of our business and/or the value of our common shares.**

Our future business and financial performance may depend, in part, on our ability to grow through successfully integrating new investments. We may incur significant costs in the evaluation of new investment opportunities. Successfully integrating new investments puts pressure on our marketing and management resources and we may fail to invest sufficient funds and/or resources to make it successful. If we are not successful in the integration of new investments, our results of operations could be materially adversely affected, our revenues could decrease and our profitability could decline.

As changes in our business environment occur, we may need to adjust our business strategies to meet these changes or we may otherwise find it necessary to restructure our operations. We may also need to invest in new businesses that have short-term returns that are negative or low and whose ultimate business prospects are uncertain. Costs may increase and the return on new investments may be lower than prior to the change in strategy or restructuring.

Costs include both direct expenses and the indirect cost of management's time which may be focused on strategic initiatives instead of oversight of our current business strategy and day-to-day operations. In addition, these costs of evaluating new business initiatives have been and may continue to be significant.

Costs incurred in conjunction with the evaluation of strategic initiatives and/or uncertain prospects may have a material adverse effect on our financial condition, results of operation and value of our common shares. The market price of our shares could be volatile as initiatives are explored.

**Our Board of Trust Managers ("Board") may change operating policies and strategies without shareholder approval or prior notice and such change could harm our business and results of operations and the value of our common shares.**

Our Board has the authority to modify or waive our current operating policies and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and value of our common shares; however, the effect could be adverse.

**Operating Risks**

**We have incurred net losses and may experience future net losses.**

Our income (loss) from continuing operations and net income (loss) have been and continue to be adversely affected by, among other things, the economic environment, the costs of evaluating strategic alternatives and the selling of the government guaranteed portion of our SBA 7(a) loans as hybrids, which does not allow for recognition of cash premiums collected as income. We may incur additional (1) losses related to our loan portfolio and (2) costs related to strategic initiatives or alternatives that could materially and adversely affect our business, dividend distributions, results of operations, financial condition and/or the market value of our common shares.

**Economic slowdowns, negative political events and changes in the competitive environment could adversely affect future operating results.**

Several factors impact the hospitality industry. Most of the businesses to which we have made, or will make, loans are susceptible to economic slowdowns or recessions. Generally, during economic downturns there may be reductions in business travel and consumers take fewer vacations. In addition, the environment for travel can be significantly affected by a variety of factors including adverse weather conditions or natural disasters, health concerns, international, political or military developments and terrorist attacks. If revenue for the limited service sector of the hospitality industry were to experience significant sustained reductions, the ability of our borrowers to meet their obligations could be impaired and loan losses could increase. Bankruptcies, recessions, or other political or geopolitical events could continue to negatively affect our borrowers. Our non-performing assets may increase during these periods. These conditions could lead to additional losses in our portfolio and a decrease in our interest income, net income (loss) and the value of our assets.

We believe the risks associated with our operations are more severe during periods of economic slowdown or recession. Declining real estate values may further reduce the level of new mortgage loan originations, since borrowers often use existing property value increases to support investment in additional properties.

Borrowers may also be less able to meet their debt service, property taxes, insurance and/or franchise requirements (including required property improvement plans) if economic conditions do not further improve. Furthermore, declining commercial real estate values significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover our exposure. Increased payment defaults, foreclosures and/or losses could adversely affect our results of operations, financial condition, liquidity, business prospects and our ability to make dividend distributions.

Many of our competitors have greater financial and managerial resources than us and are able to provide services that we are not able to provide (*i.e.,* depository services). As a result of these competitors' size and diversified income resources, they may be better able to withstand the impact of economic downturns.

**There may be significant fluctuations in our quarterly results which may adversely affect our share price.**

Our quarterly operating results fluctuate based on a number of factors, including, among others:

- Interest rate changes;
- Expenses related to REO or assets currently in the foreclosure process;
- Expenses related to exploration of strategic alternatives or initiatives;
- The amount of non-performing loans;
- The volume, type and timing of loan originations and prepayments of our loans receivable;
- Recognition and amount of premium, if any, on secondary market loan sales;
- The recognition of gains or losses on investments;
- The level of competition in our markets; and
- General economic conditions, especially those which affect the hospitality industry.

As a result of the above factors, quarterly results should not be relied upon as being indicative of performance in future quarters.

**Establishing loan loss reserves entails significant judgment and may materially impact our results of operations.**

We have a quarterly review process to identify and evaluate potential exposure to loan losses. The determination of whether significant doubt exists and whether a loan loss reserve is necessary requires judgment and consideration of the facts and circumstances existing at the evaluation date. Loans that require specific identification review are identified based on one or more negative characteristics including, but not limited to, non-payment or lack of timely payment of principal and/or interest, non-payment or lack of timely payment of property taxes for an extended period of time, insurance defaults and/or franchise defaults. The specific identification process begins with an evaluation of the estimated fair value of the loan. In determining estimated fair value, management utilizes the present value of the expected cash flows discounted at the loan's effective interest rate and/or an estimation of underlying collateral values using appraisals, broker price opinions, tax assessed value and/or revenue analysis. Additionally, further changes to the facts and circumstances of the individual borrowers, the limited service hospitality industry and the economy may require the establishment of additional loan loss reserves and the effect to our results of operations may be material. If our judgments underlying the establishment of our loan loss reserves are not correct, our results of operations may be materially impacted.

Whenever our borrowers experience significant operating difficulties and we are forced to liquidate the collateral underlying the loans, losses may be substantial.

**If we lower our dividend, the market value of our common shares may decline.**

The level of our dividend is established by our Board from time to time based on a variety of factors, including, but not limited to, actual and projected cash flows available for dividend distributions, expectations for future earnings, REIT taxable income (loss) and maintenance of REIT status, the economic environment, competition, our ability to obtain leverage, our loan portfolio performance and our ability to maintain a stable dividend considering the foregoing factors. Various factors could cause our Board to decrease our dividend level, including continued credit market dislocations, terms of our Revolver, borrower defaults resulting in a material reduction in our cash flows or material losses resulting from loan liquidations. If we lower our dividend, the market value of our common shares could be adversely affected.

**Our stock price could become volatile and the market value of our common shares may decline.**

Many of the risks stated herein could affect our share price. In addition, the timing of any public announcements such as management changes or initiation of strategic initiatives could affect our share price. Our shares are subject to speculation in the press and the analyst community. A significant drop in our share price could also expose us to the risk of securities class action lawsuits, which could result in substantial costs and divert management's attention and resources, which could adversely affect our business.

**We have risk and substantial expenses associated with holding and/or operating our REO.**

Our REO is subject to a variety of risks including, but not limited to:

- We are dependent upon third-party managers to operate and manage our REO. As a REIT, PMC Commercial or its subsidiaries cannot directly operate hospitality properties;
- Our REO is generally operated at a loss and such losses may be substantial;
- Our insurance coverage may not be sufficient to fully insure our businesses and assets from claims and/or liabilities, including environmental liabilities;
- We may be required to make significant capital improvements to maintain our REO;
- In conjunction with the operations of our REO, we are subject to numerous Federal and state laws and government regulations including environmental, occupational health and safety, state and local taxes and laws relating to access for disabled persons; and
- Under various laws and regulations, we may be considered liable for the costs of remediating or removing hazardous substances found on our property, regardless of whether we were responsible for its presence.

The ultimate costs may be material to our financial condition or results of operations.

**We could be subject to compliance with environmental laws and regulations.**

In general, we are not subject to environmental laws and regulations; however, our borrowers are subject to these laws. In conjunction with REO, we could be held responsible for environmental liabilities which we did not create. These liabilities, if incurred, could materially adversely affect our business, cash flow and liquidity.

**We depend on our key personnel, and the loss of any of our key personnel could adversely affect our operations.**

We depend on the diligence, experience and skill of our key personnel (two executive officers) who provide management services for the selection, acquisition, structuring, monitoring and sale of our portfolio assets and the borrowings used to acquire these assets. In addition, the loss of either of our executive officers would cause an event of default on our Revolver. The loss of either of our executive officers could harm our business, financial condition, cash flow and results of operations.

**We operate in a highly regulated environment and subsequent changes could adversely affect our financial condition or results of operations.**

As a company whose common shares are publicly traded, we are subject to the rules and regulations of the SEC. In addition, many of our operations are regulated by the SBA. Changes in laws that govern our entities may significantly affect our business. Laws and regulations may be changed from time to time, and the interpretations of the relevant laws and regulations are also subject to change. Any change in the laws or regulations governing our business could have a material impact on our financial condition or results of operations.

At any time, U.S. Federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations thereof may take effect retroactively and could adversely affect our financial condition or results of operations. Ordinary REIT dividends are currently generally subject to higher tax rates applicable to ordinary income (a maximum rate of 35%) compared to standard long-term capital gains tax of 15% to 20% effective in 2013 and 15% to 20% (high income taxpayers) on dividends. This legislation may cause shares in non-REIT corporations to be a more attractive investment to individual investors than shares in REITs and may adversely affect the market price of our common shares.

The Americans with Disabilities Act of 1990 ("ADA") requires all public accommodations and commercial facilities to meet federal requirements related to access and use by disabled persons. Compliance with the ADA requirements could require removal of access barriers and additional capital improvements to properties. In addition, new requirements are being added. A determination that our properties owned or the properties we finance are not in compliance with the ADA could result in imposition of fine by the U.S. Government to us or our borrowers or an award of damages to private litigants.

**Legal proceedings in which we are, or may be, a party may adversely affect us.**

We are currently and may in the future become subject to legal proceedings and commercial or contractual disputes. These typically arise in the ordinary course of business (*i.e.,* collection of loans receivable). There exists the possibility that these proceedings and/or their resolution may have an adverse impact on our results of operations.

**Changes in accounting standards may adversely impact our financial condition and/or results of operations.**

As a company whose common shares are publicly traded, we are subject to the rules and regulations of the U.S. Financial Accounting Standards Board ("FASB") related to generally accepted accounting principles ("GAAP"). Various changes to GAAP are constantly being considered, some of which could materially impact our reported financial condition and/or results of operations. In addition, the SEC is currently considering whether publicly traded companies in the U.S. should be required to prepare financial statements in accordance with International Financial Reporting Standards ("IFRS") instead of the current GAAP in the U.S. IFRS is a comprehensive set of accounting standards promulgated by the International Accounting Standards Board which are currently in effect for most other countries in the world. A change in any accounting standard could materially impact our reported financial condition and/or results of operations.

**REIT Related Risks**

**Failure to qualify as a REIT would subject PMC Commercial to U.S. Federal income tax.**

If a company meets certain income and asset diversification and income distribution requirements under the Code, it can qualify as a REIT and, to the extent the dividends paid deduction is utilized, corporate level Federal income taxes can be reduced or eliminated. We would be subject to corporate level Federal income tax if we were unable to comply with these requirements, including any available remedies. PMC Commercial is also subject to a non-deductible 4% excise tax (and, in certain cases, corporate level income tax) if we fail to make certain distributions. Failure to qualify as a REIT would subject us to Federal income tax as if we were an ordinary corporation, resulting in a substantial reduction in both our net assets and the amount of income available for distribution to our shareholders.

We believe that we have operated in a manner that allows us to qualify as a REIT under the Code and intend to continue to so operate. Although we believe that we are organized and operate as a REIT, no assurance can be given that we will continue to remain qualified as a REIT. Qualification as a REIT involves the application of technical and complex provisions of the Code for which there are limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within our control. In addition, no assurance can be given that new legislation, regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the Federal income tax consequences of such qualification.

In addition, compliance with the REIT qualification tests could restrict our ability to take advantage of attractive investment opportunities in non-qualifying assets, which would negatively affect the cash available for distribution to our shareholders.

If PMC Commercial fails to qualify as a REIT, we may, among other things:

- Not be allowed a deduction for distributions to our shareholders in computing our taxable income;
- Be subject to U.S. Federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates;
- Be subject to increased state and local taxes; and,
- Unless entitled to relief under certain statutory provisions, be disqualified from treatment as a REIT for the taxable year in which we lost our qualification and the four taxable years following the year during which we lost our qualification.

As a result of these factors, failure to qualify as a REIT could also impair our ability to expand our business and raise capital, substantially reduce the funds available for distribution to our shareholders and may reduce the market price of our common shares.

**Ownership limitations associated with our REIT status may restrict change of control or business combination opportunities.**

In order for PMC Commercial to qualify as a REIT, no more than 50% in value of our outstanding common shares may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. "Individuals" include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts.

To preserve PMC Commercial's REIT status, our declaration of trust generally prohibits any shareholder from directly or indirectly owning more than 9.8% of any class or series of our outstanding common shares or preferred shares without specific waiver from our Board. The ownership limitation could have the effect of discouraging a takeover or other transaction in which holders of our common shares might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

**Failure to make required distributions to our shareholders would subject us to tax.**

In order to qualify as a REIT, an entity generally must distribute to its shareholders, each taxable year, at least 90% of its taxable income, other than any net capital gain and excluding the non-distributed taxable income of taxable REIT subsidiaries. As a result, our shareholders receive periodic distributions from us. Such distributions are taxable as ordinary income to the extent that they are made out of current or accumulated earnings and profits. To the extent that a REIT satisfies the 90% distribution requirement, but distributes less than 100% of its taxable income, it will be subject to Federal corporate income tax on its undistributed income. In addition, the REIT will incur a 4% nondeductible excise tax on the amount, if any, by which its distributions in any calendar year are less than the sum of:

- 85% of its ordinary income for that year;
- 95% of its capital gain net income for that year; and
- 100% of its undistributed taxable income from prior years.

We have paid out, and intend to continue to pay out, our REIT taxable income to shareholders in a manner intended to satisfy the 90% distribution requirement and to avoid Federal corporate income tax.

Our taxable income (loss) may substantially exceed our net income (loss) as determined based on GAAP because, for example, capital losses will be deducted in determining GAAP income, but may not be deductible in computing taxable income. In addition, we may invest in assets that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets, referred to as excess non-cash income. Although some types of non-cash income are excluded in determining the 90% distribution requirement, we will incur Federal corporate income tax and the 4% excise tax with respect to any non-cash income items if we do not distribute those items on an annual basis. As a result of the foregoing, we may generate less cash flow than taxable income in a particular year. In that event, we may be required to incur debt, liquidate non-cash assets at rates or times that we regard as unfavorable or, if available, use cash reserves in order to satisfy the distribution requirement and to avoid federal corporate income tax and the 4% excise tax in that year.

**Our ownership of and relationship with our taxable REIT subsidiaries will be limited, and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.**

Subject to certain restrictions, a REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 25% of the value of a REIT's assets may consist of stock or securities of one or more taxable REIT subsidiaries. A taxable REIT subsidiary generally will pay income tax at regular corporate rates on any taxable income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm's-length basis.

Our taxable REIT subsidiaries are subject to normal corporate income taxes. We continuously monitor the value of our investments in taxable REIT subsidiaries for the purpose of ensuring compliance with the rule that no more than 25% of the value of our assets may consist of taxable REIT subsidiary stock and securities (which is applied at the end of each calendar quarter). The aggregate value of our taxable REIT subsidiary stock and securities is less than 25% of the value of our total assets (including our taxable REIT subsidiary stock and securities) as of December

31, 2012. In addition, we will scrutinize all of our transactions with our taxable REIT subsidiaries for the purpose of ensuring that they are entered into on arm's-length terms in order to avoid incurring the 100% excise tax described above. There are no distribution requirements applicable to the taxable REIT subsidiaries and after-tax earnings may be retained. There can be no assurance, however, that we will be able to comply with the 25% limitation on ownership of taxable REIT subsidiary stock and securities on an ongoing basis so as to maintain REIT status or to avoid application of the 100% excise tax imposed on certain non-arm's-length transactions.

### Item 1B. UNRESOLVED STAFF COMMENTS

None.

### Item 2. PROPERTIES

We lease office space for our corporate headquarters in Dallas, Texas under an operating lease which expires in February 2015.

### Item 3. LEGAL PROCEEDINGS

In the normal course of business we are periodically party to certain legal actions and proceedings involving matters that are generally incidental to our business (*i.e.*, collection of loans receivable). In management's opinion, the resolution of these legal actions and proceedings will not have a material adverse effect on our consolidated financial statements.

### Item 4. MINE SAFETY DISCLOSURES

Not applicable.

### EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth the name, age and position of our executive officers as of December 31, 2012:

| Name | Age | Title |
|---|---|---|
| Jan F. Salit | 62 | President, Chief Executive Officer, Secretary and Treasurer |
| Barry N. Berlin | 52 | Executive Vice President and Chief Financial Officer |

Jan F. Salit has been Chief Executive Officer, Secretary and Treasurer since October 2012. Mr. Salit was Chief Operating Officer and Treasurer from October 2008 to October 2012, Executive Vice President from June 1993 to October 2012, and Chief Investment Officer and Assistant Secretary from January 1994 to October 2012. Mr. Salit was also Executive Vice President of PMC Capital, Inc. from May 1993 to February 2004 and Chief Investment Officer and Assistant Secretary of PMC Capital, Inc. from March 1994 to February 2004. Mr. Salit has also been a member of the Board since October 2012.

Barry N. Berlin has been Executive Vice President since October 2008 and Chief Financial Officer since June 1993. Mr. Berlin was also Chief Financial Officer of PMC Capital, Inc. from November 1992 to February 2004. From August 1986 to November 1992, Mr. Berlin was an audit manager with Imber and Company, Certified Public Accountants. Mr. Berlin is a certified public accountant.

## PART II

### Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common shares are traded on the NYSE MKT under the symbol "PCC." The following table sets forth, for the periods indicated, the high and low sales prices as reported on the NYSE MKT (previously NYSE Amex) and the regular dividends per share declared by us for each such period.

| Quarter Ended | High | Low | Regular Dividends Per Share |
|---|---|---|---|
| December 31, 2012 | $ 7.76 | $ 6.06 | $0.12 |
| September 30, 2012 | $ 8.25 | $ 7.35 | $0.16 |
| June 30, 2012 | $ 8.76 | $ 7.50 | $0.16 |
| March 31, 2012 | $ 9.00 | $ 6.95 | $0.16 |
| | | | |
| December 31, 2011 | $ 8.00 | $ 6.84 | $0.16 |
| September 30, 2011 | $ 8.56 | $ 7.50 | $0.16 |
| June 30, 2011 | $ 8.97 | $ 8.19 | $0.16 |
| March 31, 2011 | $ 9.45 | $ 8.25 | $0.16 |

On March 5, 2013, there were approximately 700 holders of record of our common shares, excluding stockholders whose shares were held by brokerage firms, depositories and other institutional firms in "street name" for their customers. The last reported sales price of our common shares on March 5, 2013 was $7.03.

Our shareholders are entitled to receive dividends when and as declared by our Board. In determining dividend policy, our Board considers many factors including, but not limited to, actual and projected cash flows available for dividend distribution, expectations for future earnings, REIT taxable income (loss) and maintenance of REIT status, the economic environment, competition, our ability to obtain leverage, our loan portfolio performance and our ability to maintain a stable dividend considering the foregoing factors. In order to maintain REIT status, PMC Commercial is required to pay out 90% of REIT taxable income. Consequently, the dividend rate on a quarterly basis will not necessarily correlate directly to any single factor such as REIT taxable income (loss) or earnings expectations.

During the fourth quarter of 2012, the Board determined that the quarterly cash dividend needed to be reduced in order to better align the dividend with core operations. As a result, the quarterly dividend was reduced from $0.16 per share to $0.12 per share for the fourth quarter of 2012. The Board increased the quarterly dividend from $0.12 per share to $0.125 per common share for the first quarter 2013 dividend to be paid in April 2013. It is anticipated that this increased quarterly dividend has been established in an amount that can reasonably be expected to be maintained over the next year although no assurance can be given to that effect. To the extent necessary, the Board will adjust the dividend on a quarterly basis thereafter.

During 2012, due primarily to deductible expenses related to exploration of strategic alternatives, we had a taxable loss. Thus, all dividends were deemed to be non-taxable returns of capital.

We have a covenant within our Revolver that may limit our ability to pay out returns of capital as part of our dividends. This restriction has not historically limited the amount of dividends we have paid and management does not believe that it will restrict future dividend payments. See "Selected Financial Data" in Item 6, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" in Item 7 and "Financial Statements and Supplementary Data" in Item 8 for additional information concerning dividends.

We have not had any sales of unregistered securities during the last three years.

See Item 12 in this Form 10-K for information regarding our equity compensation plans.

**Performance Graph**

The following information in Item 5 is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 ("Exchange Act") or to the liabilities of Section 18 of the Exchange Act, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such a filing.

The line graph below compares the percentage change in the cumulative total shareholder return on our common shares of beneficial interest with the cumulative total return of the Russell 2000 and our Peer Group which consists of all publicly traded investment companies that have the primary focus of mortgage-backed security REITs and specialty finance REITs listed on the NYSE, NYSE MKT and the NASDAQ on which coverage is provided by SNL Financial LC for the period from December 31, 2007 through December 31, 2012 assuming an investment of $100 on December 31, 2007 and the reinvestment of dividends. The share price performance shown on the graph is not necessarily indicative of future price performance.


Total Return Performance
PMC Commercial Trust
Russell 2000
PCC Peer Group Index
Index Value
130
120
110
100
90
80
70
60
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

| | *December 31,* | | | | | |
|---|---|---|---|---|---|---|
| ***Index*** | **2007** | **2008** | **2009** | **2010** | **2011** | **2012** |
| PMC Commercial Trust | 100.00 | 79.11 | 88.98 | 108.46 | 96.99 | 106.20 |
| Russell 2000 | 100.00 | 66.21 | 84.20 | 106.82 | 102.36 | 119.09 |
| PMC Commercial Trust Peer Group | 100.00 | 65.70 | 83.00 | 103.01 | 100.58 | 120.81 |

*Source: SNL Financial LC*

## Item 6. SELECTED FINANCIAL DATA

The following is a summary of our Selected Financial Data as of and for the five years in the period ended December 31, 2012. The following data should be read in conjunction with our consolidated financial statements and the notes thereto and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Form 10-K. The selected financial data presented below has been derived from our consolidated financial statements.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | *(Dollars in thousands, except per share information)* | | | | |
| Total revenues (1) | $ 17,065 | $ 16,076 | $ 15,463 | $ 16,267 | $ 23,117 |
| Total expenses (2) | $ 17,856 | $ 11,270 | $ 10,752 | $ 10,377 | $ 13,776 |
| Income (loss) from continuing operations | $ (1,356) | $ 4,692 | $ 4,842 | $ 6,057 | $ 9,022 |
| Discontinued operations (3) | $ (823) | $ (1,045) | $ (545) | $ 704 | $ 784 |
| Net income (loss) (4) | $ (2,179) | $ 3,647 | $ 4,297 | $ 6,761 | $ 9,806 |
| Basic weighted average common shares outstanding | 10,585 | 10,570 | 10,554 | 10,573 | 10,767 |
| Basic and diluted earnings (loss) per common share: | | | | | |
| Income (loss) from continuing operations | $ (0.13) | $ 0.44 | $ 0.46 | $ 0.57 | $ 0.84 |
| Net income (loss) | $ (0.21) | $ 0.34 | $ 0.41 | $ 0.64 | $ 0.91 |
| Dividends declared, common | $ 6,353 | $ 6,767 | $ 6,757 | $ 7,445 | $ 10,908 |
| Dividends per common share | $ 0.60 | $ 0.64 | $ 0.64 | $ 0.705 | $ 1.015 |
| Net asset value per common share | $ 13.15 | $ 13.97 | $ 14.26 | $ 14.45 | $ 14.43 |
| Return on total assets (5) | 0.73% | 2.96% | 3.41% | 4.15% | 6.15% |
| Return on equity (6) | -1.53% | 2.46% | 2.85% | 4.43% | 6.33% |

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 (7) | 2009 | 2008 |
| | *(In thousands)* | | | | |
| Loans receivable, net (8) | $ 238,991 | $ 234,427 | $ 233,218 | $ 196,642 | $ 179,807 |
| Retained interests in transferred assets | $ 773 | $ 996 | $ 1,010 | $ 12,527 | $ 33,248 |
| Total assets | $ 247,707 | $ 251,247 | $ 252,127 | $ 228,243 | $ 227,524 |
| Debt | $ 97,168 | $ 95,861 | $ 92,969 | $ 68,509 | $ 61,814 |
| Total beneficiaries' equity | $ 138,326 | $ 146,836 | $ 149,660 | $ 151,558 | $ 153,462 |

*(1) The decrease in total revenues and income from continuing operations from 2008 to 2010 is primarily due to declines in LIBOR. At December 31, 2012, 53% of our loans were based on LIBOR. In addition, due to a change in accounting rules effective January 1, 2010, our total revenues will fluctuate significantly based on Secondary Market Loan Sales and recorded premium income.*

*(2) During 2012, includes $3.9 million related to the evaluation of strategic alternatives and $2.1 million of severance and related benefits expense.*

*(3) We foreclosed on the underlying collateral of three hospitality properties during 2010 which generated significant operating and impairment losses during 2010, 2011 and 2012.*

*(4) The decrease in net income (loss) from 2011 to 2012 is due primarily to costs associated with the evaluation of strategic alternatives of $3.9 million and severance and related benefits expense of $2.1 million during 2012.*

*(5) Earnings (loss) before interest expense and income taxes as a percentage of average total assets*

*(6) Earnings (loss) as a percentage of average total beneficiaries' equity*

*(7) Effective January 1, 2010, due to a change in accounting rules, the assets and liabilities of the off-balance sheet securitizations were consolidated. In addition, effective January 1, 2010, due to a change in accounting rules, proceeds received from legally sold portions of loans pursuant to Secondary Market Loan Sales (those sold for excess spread or those sold for a 10% cash premium and excess spread) are permanently treated as secured borrowings for the life of the loan.*

*(8) Our loans receivable increased during 2010 primarily due to the consolidation of several previously off-balance sheet securitizations.*

## Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following discussion should be read in conjunction with our Consolidated Financial Statements and the related notes that appear elsewhere in this document. For a more detailed description of the risks affecting our financial condition and results of operations, see "Risk Factors" in Item 1A of this Form 10-K.*

## EXECUTIVE SUMMARY

### Business Overview

We are a commercial finance company that specializes in lending to the limited service hospitality industry. In general, both the commercial finance and hospitality industries experienced turbulence during the last several years. We believe the economic environment is complicated and risky and will continue to present challenges to us and our industry in the near future.

We are primarily a commercial mortgage lender that originates loans to small businesses that are principally collateralized by first liens on the real estate of the related business. Our outstanding loans are predominantly (94% at December 31, 2012) to borrowers in the hospitality industry.

We are organized as a REIT. Our loan underwriting is consistent and, among other things, typically requires (1) significant equity investments by the borrower in the property, (2) personal guarantees from the principals of the borrower, (3) operating experience by the borrower and (4) evidence of adequate repayment ability. We do not originate any "higher-risk" loans such as option ARM products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans, subprime loans or loans with initial teaser rates. We also do not originate any residential loans.

Our business of originating loans is affected by general commercial real estate fundamentals and the overall economic environment. We have designed our strategy to be flexible so that we can adjust our loan origination activities in anticipation of, and in reaction to, changes in the commercial real estate capital and property markets and the overall economy as well as changes to the specific characteristics of the underlying real estate assets that serve as collateral for the majority of our investments.

We are focusing our origination efforts on SBA 7(a) Program loans which require less capital due to the ability to sell the government guaranteed portion of such loans. We utilize the SBA 7(a) Program to originate small business loans, primarily secured by real estate, and then sell the government guaranteed portion to investors. The underwriting criteria of the SBA 7(a) Program are less stringent than our non-SBA 7(a) Program loan originations; thus, we are able to originate loans that we would not otherwise be able to originate as a result of the SBA guarantee.

We believe that our commercial lending business has strong long-term fundamentals. However, due to prolonged recessionary economic conditions, we have experienced, and may continue to experience, the following:

- Loan origination limitations due to the lack of availability of longer-term liquidity;
- Reduced operating margins due to lack of economies of scale;
- Limited access to capital, and if such capital is available, at increased costs;
- An increase in loan defaults;
- An increase in modifications to loan terms and troubled debt restructurings;
- An increase in the holding periods related to REO with a corresponding increase in expenses related to these assets;
- An increase in loan loss reserves and asset impairments; and
- Reduced cash available for distribution to shareholders, particularly as our portfolio yield was reduced by lower variable interest rates, scheduled maturities, prepayments and non-performing loans.

We seek to position ourselves to be able to take advantage of opportunities once market conditions permit and to maximize shareholder value over time. To do this, we will continue to focus on:

- Enhancing cash flows from our investment portfolio;
- Originating quality assets and earning interest and fees;
- Paying dividends to our shareholders;

- Increasing our volume of SBA 7(a) Program loan originations;
- Repositioning and marketing of non-performing assets;
- Exploring alternative financing sources; and
- Developing an expanded business plan.

We believe that these are the appropriate steps to position us for long-term growth.

**Business Strategy**

The Board of Trust Managers ("Board"), with the assistance of executive management, has taken a proactive approach to developing our strategic growth initiatives that are being implemented to take advantage of our core competencies, capitalize on opportunities to drive long-term growth and maximize value for our shareholders.

We remain committed to enhancing our core operations by continuing to focus on maintaining and increasing our SBA 7(a) Program loan origination volume, placing a revised emphasis on our SBIC loan origination volume and increasing our loan originations outside of our SBA and SBIC programs. In 2011, the SBA 7(a) Program was modified to increase the maximum loan guarantee from 75% of up to $2.0 million to 75% of up to $5.0 million. Due to our limited amount of available capital, we refrained from taking advantage of this program enhancement. During the fourth quarter of 2012, we commenced an initiative to increase our originations of larger SBA 7(a) Program loans. We increased our marketing efforts to identify more loan origination opportunities for SBA eligible loans with a principal amount greater than $2.0 million. Due to the recent commencement of this initiative and increased competition, our marketing efforts to date have resulted in limited success and at December 31, 2012, we had two outstanding commitments for SBA 7(a) Program loans with a principal amount in excess of $2.0 million. Despite increased efforts, in many instances since either the opportunities did not meet our underwriting standards, the borrower did not meet SBA 7(a) Program eligibility requirements or the loan was able to be financed through more traditional lending sources, we have not yet been able to increase our larger balance SBA 7(a) Program loan originations as significantly as we hoped. However, we remain optimistic that our marketing efforts will result in additional larger balance SBA 7(a) Program loan origination opportunities.

Our portfolio continues to be predominantly comprised of variable-rate loans, which when combined with the historically low level of interest rates, has continued to negatively impact our results of operations. We should experience increased revenues if interest rates rise. While we believe that our current business plan has been successful and stable, it is our intention to embark on strategic growth initiatives to build shareholder value. In addition to executing organic growth opportunities through our SBA and SBIC lending platforms, we have also been exploring the potential for other opportunities for growth including obtaining alternative sources of capital, joint venture opportunities with third parties as well as complementary lines of business including leveraged property acquisitions, an agency or non-agency mortgage-backed security ("MBS") purchase program and other non-lending real estate related investments that we believe could be accretive to value and provide a stronger growth platform. Costs associated with exploration of these opportunities will be incurred and could be material.

Based on our initial evaluation of our ability to develop either an agency or non-agency MBS purchase program, we determined that at this time, an MBS strategy would not be scalable and would have limited anticipated returns on investment due to our size. In addition, we evaluated strategies that involve acquiring properties (both hospitality and non-hospitality) through the utilization of leverage (leveraged property acquisitions). Based on current market conditions, including market acceptance of true "hybrid" REITs, while the metrics of the assets that may be available for acquisition could provide positive results, the time it would take to achieve critical mass combined with the risk of ownership and the potential for share price erosion due to lack of comparable REITs that have utilized a hybrid REIT structure, make this strategy too risky at this time. However, becoming a hybrid REIT may have a greater market acceptance in the future.

**General Economic Environment**

***Commercial Real Estate and Lodging Industry***

The recession subjected our borrowers to financial stress. Due to the prolonged economic downturn and the current economic environment, we believe that in general, our borrowers' equity in their properties has eroded and may erode further which could result in an increase in foreclosure activity and credit losses. The lagging impact of the adverse economic conditions may continue to have an adverse effect on the financial condition of the individual borrowers and the limited service hospitality industry which may require the establishment of additional loan loss reserves and the effect on our results of operations and financial condition may be material. We continue to experience issues related to our borrowers including payment delinquencies, slow pays, insufficient funds payments, non-payment or lack of timely payment of real estate taxes and franchise fees, requests for payment deferrals and interest only periods, lack of cash flow, shortage of funds for franchise required improvements or maintenance issues jeopardizing continuation of franchises, terminating franchises, conversion to lesser franchises or independent status, deterioration of the physical property (our collateral), and declining property values. Typically, losses on real estate secured loans are not as significant as non-real estate secured loans due to the borrowers' equity in their properties, the value of the underlying collateral, the cash flows from operations of the businesses and other factors, such as having recourse to the guarantors.

As part of our efforts to assist those borrowers who are experiencing negative cash flows, we temporarily or permanently modified the terms of certain loans receivable or have allowed reduced payments. In some instances, we are not yet able to determine if these concessions were, or will be, sufficient to improve those borrowers' cash flows such that future modifications will not be necessary. Additional modifications continue to occur to assist some of these borrowers. In other instances, borrowers have defaulted on their modified terms. We also have temporarily or permanently modified the terms of certain loans receivable or have allowed reduced payments to borrowers who have just recently begun experiencing negative cash flows. We believe that economic conditions have improved, including those associated with the hospitality industry. However, there can be no certainty that these improved economic conditions will benefit borrowers whose cash flow is not currently sufficient to cover their debt service so that they are able to continue to make payments in accordance with their loan documents without capital investment.

During the recession, there was an increase in mortgage defaults and foreclosures in the broader commercial real estate market and these defaults may continue. The increase was due in part to credit market turmoil and declining property cash flows and property values. In addition, when foreclosures on commercial real estate properties increase, the property values typically decline even further as supply exceeds demand. We have experienced an increase in litigation related to our borrowers (including those who have filed for bankruptcy reorganization) and foreclosure activity. In conjunction with this increase in foreclosure activity, we have experienced, and will likely continue to experience, an increase in expenses, including general and administrative, provision for loan losses and impairment losses. Further, our ability to sell our real estate owned ("REO") and the prices we receive on sale are affected by many factors, including but not limited to, the number of potential buyers, the condition of the property, the number of competing properties on the market, the length of time on the market and other market conditions. As a result of the challenging economic conditions, our holding periods for our REO have increased. The lagging impact of the adverse economic conditions may continue to have an adverse effect on our REO and the limited service hospitality industry which may result in additional impairment losses and the effect on our results of operations and financial condition may be material. Currently, we are in the process of foreclosing on the collateral underlying three limited service hospitality properties.

Our provision for loan losses (excluding reductions and recoveries of loan losses) as a percentage of our weighted average outstanding Loans Receivable Subject To Credit Risk (our loans receivable excluding SBA 7(a) loans receivable, subject to secured borrowings since the SBA has guaranteed payment of the principal) increased to 1.25% during 2012 from 0.40% during 2011. During 2012, our provision for loan losses increased to $1,934,000 from $460,000 in 2011. The predominant reason for the increase in provision for loan losses during 2012 was foreclosures of the underlying collateral of loans during 2012 and loans currently in the process of foreclosure. Realized losses of $333,000 and $257,000 during 2012 and 2011, respectively, were recognized upon liquidation of the collateral underlying loans. Based on loans currently in the process of foreclosure, we anticipate that realized losses during 2013 will be greater than losses realized during 2012. However, there can be no assurance that the foreclosure processes will be completed as expected (or be completed at all) or that the estimated liquidation value of the assets underlying these loans will not decline.

### *Liquidity*

Our unsecured revolving credit facility (the "Revolver") matures on June 30, 2014. The interest rate is prime less 50 basis points or the 30-day LIBOR plus 2%, at our option. The amount available under the Revolver automatically increased from $35 million to $40 million on January 1, 2013.

We currently are targeting 2013 loan origination volume of between $55 million and $65 million of which $40 million to $50 million would be SBA 7(a) Program loans.

## Lodging Industry Trends

Based on a forecast provided by leading lodging industry analyst PricewaterhouseCoopers LLP ("PwC"), as well as various other industry analysts, we anticipate that the overall fundamentals of the lodging industry will remain strong in 2013. Demand has exceeded supply growth resulting in industry pricing power and as a result, average daily rate ("ADR") is expected to increase in all sectors of the lodging industry during 2013. PwC expects growth in occupancy and ADR to result in a 5.9% increase in revenue per available room ("RevPar") in 2013.

For our borrowers, the stronger market (if achieved) could improve revenues that will benefit cash flow and the ability to cover their debt service. In addition, as the market rebounds, we would expect that values of hospitality properties will increase and become more stable and that there will be an increase in qualified buyers for our foreclosed properties.

However, there is concern that any positive trends could reverse quickly. With a pace of economic recovery that remains subdued, and political and economic uncertainties looming, it is possible that the United States could fall back into another recession.

## Strategic Alternatives and Severance

During 2011, we received certain inquiries expressing a preliminary interest in potential strategic transactions. The Board established a special committee of all independent trust managers to evaluate these inquiries as well as other potential strategic alternatives that could enhance shareholder value. The special committee hired a financial advisor to assist it in the evaluation. On a cumulative basis, we expensed $4,648,000 related to the evaluation of strategic alternatives.

The special committee and its advisors evaluated the indications of interest received and conducted a process that resulted in extensive discussions and due diligence with one interested party. The special committee ultimately determined that it was in the best interests of our shareholders to terminate such discussions.

The special committee and the Board determined, in connection with the strategic alternatives evaluation process, that it was in the best interests of our shareholders to continue to operate as an independent entity and focus aggressively on developing an expanded business plan to improve operating performance and long-term growth potential. Upon the recommendation of the special committee, the Board suspended the formal strategic alternative process in the fourth quarter of 2012 and the special committee was disbanded.

In addition, during the fourth quarter of 2012, we recorded a one-time severance charge of $2.1 million relating to a separation agreement with our previous Chief Executive Officer, Lance Rosemore. Jan Salit, previously our Chief Operating Officer and Chief Investment Officer, was promoted to Chief Executive Officer.

## Secondary Market Loan Sales

### *General*

During 2012, we sold $27.0 million of the guaranteed portion of SBA 7(a) Program loans. Beginning January 1, 2010, loans were sold for (1) cash premiums and 100 basis points (1%) (the minimum spread required to be retained pursuant to SBA regulations) as the servicing spread on the sold portion of the loan, (2) future servicing spreads averaging 188 basis points (including the 100 basis points required to be retained) and cash premiums of 10% (*i.e.,* "hybrid loan sales or hybrid") or (3) future servicing spreads averaging 438 basis points (including the 100 basis points required to be retained) and no cash premiums.

Effective January 1, 2010, due to a change in accounting rules, we are required to permanently treat certain of the proceeds received from legally sold portions of loans (those loans sold solely for future servicing spread and hybrid loan sales) as secured borrowings (debt) for the life of the loan and 100% of the loan is included in our loans receivable. We can no longer record premium income on these types of sales. On these loan sales, we receive a spread between the interest rate due to us from our borrowers and the rate payable to the purchasers of the guaranteed portions of the loans. Cash premiums collected on hybrid loan sales are deferred and reflected as a liability on our consolidated balance sheet and amortized as a reduction to interest expense over the life of the loan. Deferred cash premiums at December 31, 2012 were $3.1 million.

For tax purposes, since all Secondary Market Loan Sales are legal sales, we are required to record gains based on present value cash flow techniques consistent with the book accounting treatment utilized until January 1, 2010. For tax purposes, we had gains of $994,000 during 2012 related to hybrid loan sales but did not recognize any gain for book purposes. For book purposes, the cash premium is amortized as a reduction of interest expense over the life of the loan using the interest method or fully amortized upon payoff of the loan. We record income as we receive the excess spread as we service the sold portion of the loan. When we sell loans and retain servicing spreads greater than 100 basis points, management believes that the value of the future servicing spreads retained was greater than the foregone cash premiums.

Our Secondary Market Loan Sales were as follows:

| | Year Ended December 31, 2012 | | | |
|---|---|---|---|---|
| | Principal | Premium | Gain Upon Sale | |
| Type of Sale | Sold | Received | Book | Tax |
| Cash premium........ | $ 18,473,000 | $ 2,470,000 | $ 1,889,000 | $ 2,152,000 |
| Hybrid................ | 8,498,000 | 850,000 | - | 994,000 |
| | $ 26,971,000 | $ 3,320,000 | $ 1,889,000 | $ 3,146,000 |

| | Year Ended December 31, 2011 | | | |
|---|---|---|---|---|
| | Principal | Premium | Gain Upon Sale | |
| Type of Sale | Sold | Received | Book | Tax |
| Cash premium........ | $ 15,774,000 | $ 1,728,000 | $ 1,450,000 | $ 1,654,000 |
| Hybrid................ | 11,638,000 | 1,164,000 | - | 1,399,000 |
| | $ 27,412,000 | $ 2,892,000 | $ 1,450,000 | $ 3,053,000 |

Based on the current level of cash premiums on the government guaranteed portion of SBA 7(a) Program loans, we expect the majority of our 2013 Secondary Market Loan Sales to be for a cash premium and the SBA required 1% servicing spread.

The following is a cash flow analysis of the difference between selling a loan for cash premium versus selling a loan for future excess spread versus selling a loan for a cash premium and future excess spread:

| | Cash Premium | Servicing Spread | Hybrid |
|---|---|---|---|
| Loan amount | $ 1,000,000 | $ 1,000,000 | $ 1,000,000 |
| Guaranteed portion of total loan | 75.00% | 75.00% | 75.00% |
| Guaranteed loan amount | $ 750,000 | $ 750,000 | $ 750,000 |
| Rate paid by borrower | 6.00% | 6.00% | 6.00% |
| Rate paid to purchaser | 5.00% | 1.75% | 4.00% |
| Total spread on sold portion of loan | 1.00% | 4.25% | 2.00% |
| Premium percentage | 14.00% | - | 10.00% |
| Proceeds from sale | $ 855,000 | $ 750,000 | $ 825,000 |
| Premium received | $ 105,000 | $ - | $ 75,000 |
| Future servicing spread: | | | |
| Estimated cash flow - Year 1 | $ 7,400 | $ 31,600 | $ 14,900 |
| Estimated cash flow - Initial 5 years | $ 35,700 | $ 151,900 | $ 71,500 |
| Total cash from sale at the end of 5 years (1) | $ 890,700 | $ 901,900 | $ 896,500 |

*(1) Does not include the cash flow from the retained portion of the loan.*

## LOAN PORTFOLIO INFORMATION AND STATISTICS

### General

Loans funded during 2012 and 2011 were $54.2 million and $38.4 million, respectively. We anticipate loan fundings to be between $55 million and $65 million during 2013. At December 31, 2012 and 2011, our outstanding commitments to fund new loans were $19.5 million and $14.3 million, respectively. The majority of our commitments are for SBA 7(a) Program loans with an interest rate based on the prime rate which provide an interest rate match with our present sources of funds. These loans also provide an SBA guarantee typically for 75% of the loan amount. We are also marketing to originate commercial mortgage loans through our SBICs or PMC Commercial.

We continue to actively monitor and manage our potential problem loans. In certain instances, where it is likely to maximize our return, we will consider restructuring loans. As we continue to pursue ways of improving our overall recovery and repayment on these loans, we may experience reductions in net investment income and cash flow. Liquidity for commercial properties including hospitality properties remains limited since banks remain hesitant to lend in some circumstances.

### Loan Activity

In addition to our retained portfolio of $242.1 million at December 31, 2012, we service $71.4 million of aggregate principal balance remaining on Secondary Market Loan Sales that have been accounted for as sales. Since we retain a residual interest in the cash flows from our sold loans, the performance of these loans impacts our profitability and our cash available for dividend distributions. Therefore, we provide information on both our retained portfolio and our Aggregate Portfolio (retained portfolio plus certain legally sold government guaranteed portions of SBA 7(a) Program loan sales which are not recorded on our balance sheet).

Information on our Aggregate Portfolio, including prepayment trends, was as follows:

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | (Dollars in thousands) | | | | |
| Aggregate Portfolio (1)..... | $313,541 | $297,453 | $284,451 | $273,687 | $275,530 |
| Loans funded................ | $54,161 | $38,352 | $38,440 | $30,435 | $34,587 |
| Prepayments (2)............. | $20,181 | $10,352 | $10,830 | $12,795 | $68,556 |
| % Prepayments (3).......... | 6.8% | 3.6% | 4.0% | 4.6% | 21.0% |

*(1) Portfolio outstanding before loan loss reserves and deferred commitment fees.*
*(2) Does not include balloon maturities of SBA 504 Program loans.*
*(3) Represents prepayments as a percentage of our Aggregate Portfolio outstanding as of the beginning of the applicable year.*

**Market Interest Rates**

The net interest margin for our leveraged portfolio is dependent upon the difference between the cost of our borrowed funds and the rate at which we invest these funds (the "net interest spread"). The interest rate yield curve caused margin compression (*i.e.,* the margins we receive between the interest rate we charge our borrowers and the interest rate we are charged by our lenders have compressed). The margin compression lowers our profitability and may have an impact on our ability to maintain our dividend at the current or anticipated amounts.

On our variable-rate loans, we charge a spread over a base rate, either LIBOR or the prime rate which is effective on the first day of each quarter. For the first quarter of 2013, the LIBOR and prime rates are 0.31% and 3.25%, respectively. The prime rate has remained unchanged during the last three years. Historically, the LIBOR base rates were as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| First Quarter........ | 0.58% | 0.30% | 0.25% |
| Second Quarter..... | 0.47% | 0.30% | 0.29% |
| Third Quarter....... | 0.46% | 0.25% | 0.53% |
| Fourth Quarter...... | 0.36% | 0.37% | 0.29% |
| *Average.............* | *0.47%* | *0.31%* | *0.34%* |

Most of our loans receivable ($200.2 million) and our debt ($80.0 million) are based on LIBOR or the prime rate. On the net difference of $120.2 million between our variable-rate loans and debt, interest rate changes will have an impact on our future earnings.

### Loans Receivable Rollforwards

The following table summarizes our loan activity for the five-year period ended December 31, 2012:

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | | | *(In thousands)* | | |
| Loans receivable, net - beginning of year | $ 234,427 | $ 233,218 | $ 196,642 | $ 179,807 | $ 165,969 |
| Loans originated - funded (1) | 54,161 | 38,352 | 38,440 | 30,435 | 34,587 |
| Loans originated - non-cash (1) | 1,225 | 1,172 | 31,261 | 32,563 | 21,363 |
| Principal reductions (1) | (47,035) | (37,247) | (28,691) | (39,636) | (42,026) |
| Loans transferred to REO (2) | (1,481) | (409) | (4,040) | (4,948) | - |
| Other adjustments (3) | (2,306) | (659) | (394) | (1,579) | (86) |
| Loans receivable, net - end of year | $ 238,991 | $ 234,427 | $ 233,218 | $ 196,642 | $ 179,807 |

*(1) See detailed information below.*
*(2) Loans on which the collateral was foreclosed upon and the assets were subsequently classified as REO.*
*(3) Represents the net change in loan loss reserves, discounts and deferred commitment fees.*

Detailed information on our loans originated and principal reductions for the five-year period ended December 31, 2012 was as follows:

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | | | (In thousands) | | |
| Loans Originated: | | | | | |
| Loans Funded: | | | | | |
| Commercial mortgage loans | $ 19,339 | $ 4,680 | $ 4,908 | $ 2,425 | $ 19,739 |
| SBA 7(a) Program loans | 34,822 | 33,672 | 33,532 | 28,010 | 10,971 |
| SBA 504 Program loans (1) | - | - | - | - | 3,877 |
| Total loans funded | 54,161 | 38,352 | 38,440 | 30,435 | 34,587 |
| Non-cash Loan Originations: | | | | | |
| 2003 Joint Venture (2) | - | - | - | 19,993 | - |
| Off balance sheet reconsolidations (3) | - | - | - | 12,570 | 21,363 |
| Previously unconsolidated off balance sheet entities (4) | - | - | 27,936 | - | - |
| Loans originated to facilitate the sales of REO | 1,225 | 1,172 | 3,325 | - | - |
| Total non-cash loan originations | 1,225 | 1,172 | 31,261 | 32,563 | 21,363 |
| Total loans originated | $ 55,386 | $ 39,524 | $ 69,701 | $ 62,998 | $ 55,950 |
| Principal Reductions (5): | | | | | |
| Prepayments | $ 15,691 | $ 8,357 | $ 9,716 | $ 5,600 | $ 27,938 |
| Proceeds from the sale of SBA 7(a) Program loans (6) | 18,473 | 15,774 | 7,692 | 24,996 | 4,059 |
| Scheduled principal payments | 12,871 | 13,116 | 11,283 | 9,040 | 5,330 |
| Balloon maturities of SBA 504 Program loans | - | - | - | - | 4,699 |
| Total principal reductions | $ 47,035 | $ 37,247 | $ 28,691 | $ 39,636 | $ 42,026 |

*(1) Represents second mortgages originated through the SBA 504 Program which are repaid by certified development companies.*

*(2) We attained, but did not exercise, our "clean-up call" provision resulting in securitized loans which were previously off-balance sheet being included in our loans receivable.*

*(3) We exercised our "clean-up call" provisions resulting in securitized loans which were previously off-balance sheet being included in our loans receivable.*

*(4) Due to a change in accounting rules effective January 1, 2010, securitized loans which were previously off-balance sheet were consolidated and included in our loans receivable.*

*(5) Does not include principal reductions for loans transferred to REO.*

*(6) During 2010, 2011 and 2012, represents proceeds from the sale of the government guaranteed portion of SBA 7(a) Program loans sold solely for cash premiums due to a change in accounting rules.*

**Prepayment Activity**

The timing and volume of our prepayment activity for both our variable and fixed-rate loans fluctuate and are impacted by numerous factors including the following:

- The competitive lending environment (*i.e.*, availability of alternative financing);
- The current and anticipated interest rate environment;
- The market value of, and ability to sell, limited service hospitality properties; and
- The amount of the prepayment fee and the length of prepayment prohibition, if any.

It is difficult for us to accurately predict the volume or timing of prepayments since the factors listed above are not all-inclusive and changes in one factor are not isolated from changes in another which might magnify or counteract the rate or volume of prepayment activity.

When loans receivable are repaid prior to their maturity, we may receive prepayment fees. Prepayment fees result in one-time increases in our income. In general, the proceeds from the prepayments we receive are either used to repay debt, invested initially in temporary investments or if related to our SBICs held for use in their operations. In addition, loans originated under the SBA 7(a) Program do not have prepayment fees which are retained by us.

**PORTFOLIO QUALITY**

Our provision for loan losses (excluding reductions and recoveries of loan losses) as a percentage of our weighted average outstanding Loans Receivable Subject To Credit Risk was 1.25% and 0.40% during 2012 and 2011, respectively. Whenever our borrowers experience significant operating difficulties and we are forced to liquidate the collateral underlying the loan, losses may be substantial.

During the five-year period ended December 31, 2012, our aggregate provision for loan losses, net, was $4.5 million or 46 basis points per year based on the five-year average of our Loans Receivable Subject To Credit Risk. Our total loan loss reserves as a percentage of our weighted average Loans Receivable Subject to Credit Risk were 1.70% at December 31, 2012.

The following table represents an aging of our Loans Receivable Subject to Credit Risk (balances represent our investment in the loans prior to loan loss reserves and deferred capitalized costs (commitment fees)) at December 31, 2012:

| Category | Totals | | Commercial Mortgage Loans | | SBA 7(a) Loans | |
|---|---|---|---|---|---|---|
| | | | *(Dollars in thousands)* | | | |
| Current (1) | $ 198,282 | 97.1% | $ 170,429 | 96.8% | $ 27,853 | 98.8% |
| Between 30 and 59 days delinquent (2) | 2,824 | 1.4% | 2,482 | 1.4% | 342 | 1.2% |
| Between 60 and 89 days delinquent | 1 | - | - | - | 1 | - |
| Over 89 days delinquent (3) | 3,111 | 1.5% | 3,111 | 1.8% | - | - |
| | $ 204,218 | 100.0% | $ 176,022 | 100.0% | $ 28,196 | 100.0% |

(1) *Includes $7.6 million of loans classified as troubled debt restructurings which are current at December 31, 2012 based on revised note terms.*
(2) *Includes $2.3 million of loans classified as troubled debt restructurings. We are currently in the process of foreclosing on the collateral underlying an SBA 7(a) Program loan – a limited service hospitality property – with a principal balance of $211,000 (excluding the government guaranteed portion as it sold as a hybrid).*
(3) *Loans are classified as troubled debt restructurings. We are currently in the process of foreclosing on the collateral underlying these loans – two limited service hospitality properties.*

Our policy with respect to loans which are in arrears as to interest payments for a period of 60 days or more is generally to discontinue the accrual of interest income. To the extent collection of a loan becomes unlikely, we will deliver a default notice and begin foreclosure and liquidation proceedings when we determine that pursuit of these remedies is the most appropriate course of action.

Management closely monitors our loans which require evaluation for loan loss reserves based on specific identification metrics which are classified into three categories: Doubtful, Substandard and Other Assets Especially Mentioned ("OAEM") (together "Specific Identification Loans"). Loans classified as Doubtful are generally loans which are not complying with their contractual terms, the collection of the balance of the principal is considered impaired and on which the fair value of the collateral is less than the remaining unamortized principal balance. These loans are typically placed on non-accrual status and are generally in the foreclosure process. Loans classified as Substandard are generally those loans that are either not complying or had previously not complied with their contractual terms and have other credit weaknesses which may make payment default or principal exposure likely but not yet certain. Loans classified as OAEM are generally loans for which the credit quality of the borrowers has temporarily deteriorated. Typically these borrowers, whose loans are classified as OAEM, are current on their payments; however, they may be delinquent on their property taxes, insurance, or franchise fees or may be under agreements which provide for interest only payments during a short period of time.

Management has classified our Loans Receivable Subject To Credit Risk as follows (balances represent our investment in the loans prior to loan loss reserves and deferred capitalized costs (commitment fees)):

| | December 31, 2012 | | | | | |
|---|---|---|---|---|---|---|
| | Totals | % | Commercial Mortgage Loans | % | SBA 7(a) Loans | % |
| | | | *(Dollars in thousands)* | | | |
| Satisfactory.......... | $ 187,749 | 92.0% | $ 159,994 | 90.9% | $ 27,755 | 98.5% |
| OAEM.............. | 81 | - | - | - | 81 | 0.3% |
| Substandard......... | 13,043 | 6.4% | 12,917 | 7.3% | 126 | 0.4% |
| Doubtful............ | 3,345 | 1.6% | 3,111 | 1.8% | 234 | 0.8% |
| | $ 204,218 | 100.0% | $ 176,022 | 100.0% | $ 28,196 | 100.0% |

| | December 31, 2011 | | | | | |
|---|---|---|---|---|---|---|
| | Totals | % | Commercial Mortgage Loans | % | SBA 7(a) Loans | % |
| | | | *(Dollars in thousands)* | | | |
| Satisfactory.......... | $ 189,836 | 92.2% | $ 167,397 | 91.6% | $ 22,439 | 96.6% |
| OAEM.............. | 3,354 | 1.6% | 3,317 | 1.8% | 37 | 0.1% |
| Substandard......... | 10,790 | 5.2% | 10,569 | 5.8% | 221 | 1.0% |
| Doubtful............ | 1,983 | 1.0% | 1,442 | 0.8% | 541 | 2.3% |
| | $ 205,963 | 100.0% | $ 182,725 | 100.0% | $ 23,238 | 100.0% |

We begin foreclosure and liquidation proceedings when we determine the pursuit of these remedies is the most appropriate course of action. Foreclosure and bankruptcy are complex and sometimes lengthy processes that are subject to Federal and state laws and regulations.

Properties being foreclosed upon typically have deteriorated both physically (requiring certain repairs and maintenance and discretionary capital spending) and in their markets (*i.e.*, issues with the properties' vendors and reputation requiring rebuilding of their customer and vendor bases). To the extent properties are acquired through foreclosure, we will incur holding costs including, but not limited to, taxes, legal fees and insurance. In many cases, (1) cash flows have been reduced such that expenses exceed revenues and (2) franchise issues must be addressed (*i.e.*, quality and brand standards and non-payment of franchise fees). Notwithstanding the foregoing, we believe that in most cases it is prudent to continue to have the business operate until it can be sold because of a property's increased marketability as an operating entity compared to non-operating (demonstrated historically through our sales efforts and from information received from third-party brokers). We hire third-party management companies to operate the properties until they are sold.

Currently, we are in the process of foreclosing on the collateral underlying three limited service hospitality properties – two which are located in Wyoming and one which is located in Wisconsin. Completion of the foreclosure process for the Wyoming properties is expected during the second or third quarter of 2013 while completion of the foreclosure process for the Wisconsin property is expected during the fourth quarter of 2013.

In connection with the sale of our REO, we may finance a portion of the purchase price of the property. These loans will typically bear market rates of interest. While these loans are evaluated using the same methodology as our loans receivable, certain lending criteria may not be able to be achieved.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and our results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Our management has discussed the development and selection of these critical accounting policies and estimates with the audit committee of our Board, and the audit committee has reviewed the disclosures relating to these policies and estimates included in this annual report.

We believe the following critical accounting considerations and significant accounting policies represent our more significant judgments and estimates used in the preparation of our consolidated financial statements.

### Determination of Loan Loss Reserves

We have a quarterly review process to identify and evaluate potential exposure to loan losses. Loans that require specific identification review are troubled debt restructurings and loans identified based on one or more negative characteristics including, but not limited to, non-payment or lack of timely payment of interest and/or principal, non-payment or lack of timely payment of property taxes for an extended period of time, insurance defaults and/or franchise defaults. The specific identification evaluation begins with an evaluation of the estimated fair value of the loan. In determining estimated fair value, management utilizes the present value of the expected future cash flows discounted at the loan's effective interest rate and/or an estimation of the underlying collateral values using appraisals, broker price opinions, tax assessed value and/or revenue analysis. Appraisals are ordered on a case-by-case basis when management believes that the economics of the property warrant that a current appraisal be performed. We generally obtain FIRREA appraisals from certified appraisers from national companies. Management uses appraisals as tools in conjunction with other determinants of collateral value as described above to estimate collateral values, not as the sole determinant of value due to the current economic environment. The property valuation takes into consideration current information on property values in general and value changes in commercial real estate and/or hospitality properties. The probability of liquidation is then determined based on many factors and is unique to each individual loan. These probability determinations include macroeconomic factors, the location of the property and economic environment where the property is located, industry specific factors relating primarily to the hospitality industry (and further to the limited service segment of the hospitality industry), our historical experience with similar borrowers and/or individual borrower or collateral characteristics, and in certain circumstances, the strength of the guarantors. The liquidation probability is then applied to the exposure to loss to determine the general or specific reserve for that loan and the ultimate determination as to whether the loan is considered impaired.

The general loan loss reserve is established when available information indicates that it is probable a loss has occurred in the portfolio and the amount of the loss can be reasonably estimated. Significant judgment is required in determining the general loan loss reserve, including estimates of the likelihood of default and the estimated fair value of the collateral. The general loan loss reserve includes those loans which may have negative characteristics which have not yet become known to us. In addition to the reserves established on loans not considered impaired that have been evaluated under a specific evaluation, the general loan loss reserve uses a consistent methodology to determine a loss percentage to be applied to outstanding loan balances. These loss percentages are based on many factors, primarily cumulative and recent loss history, general economic conditions and more specifically current trends in the limited service hospitality industry.

Upon sale of the government guaranteed portion of a SBA 7(a) Program loan, the unguaranteed portion of the loan retained by us is valued on a fair value basis and a discount is recorded as a reduction in basis of the retained portion of the loan. At December 31, 2012, the aggregate discounts on the retained portions of our SBA 7(a) Program loans were $2.1 million. In addition, in establishing general reserves on our loan portfolio, the SBA 7(a) retained portion of our loans are separately evaluated and general reserve percentages applied are typically higher to address the potential for greater loss upon liquidation of the underlying collateral on the unguaranteed SBA 7(a) Program loan portfolio.

Additional changes to the facts and circumstances of the individual borrowers, the limited service hospitality industry and the economy may require the establishment of significant additional loan loss reserves and the effect on our results of operations may be material.

## Valuation of REO and Impaired Loans

REO consists of properties acquired through foreclosure in partial or total satisfaction of non-performing loans. REO acquired in satisfaction of a loan is recorded at estimated fair value less estimated costs to sell the property at the date of foreclosure. Any excess of the carrying value of the loan over the fair value of the property less estimated costs to sell is charged-off to the loan loss reserve when title to the property is obtained. Any excess of the estimated fair value of the property less estimated costs to sell and the carrying value is recorded as gain on foreclosure within discontinued operations when title to the property is obtained.

We have a quarterly review process to identify and evaluate potential exposure to impairment losses on our REO. This evaluation uses management's judgment of the estimated fair value of our REO. Adjustments to the carrying value are generally based on management's assessment of the appraised value of the collateral, tax assessed value of the collateral, operating statistics to the extent available and/or discussions with potential purchasers and third-party brokers and are recorded as impairment losses in discontinued operations on our consolidated statements of income (loss).

Management's estimation of the fair value of our impaired loans is a Level 3 valuation in the fair value hierarchy established for disclosure of how a company values its assets. In general, quoted market prices from active markets for the identical asset (Level 1 inputs), if available, should be used to value an asset. If quoted prices are not available for the identical asset, then a determination should be made if Level 2 inputs are available. Level 2 inputs include quoted prices for similar assets in active markets or for identical or similar assets in markets that are not active (*i.e.,* markets in which there are few transactions for the asset, the prices are not current, price quotations vary substantially, or in which little information is released publicly). There is limited reliable market information for our impaired loans and we utilize other methodologies to value the asset such as appraisal information and tax assessed value of the collateral, thus there are no Level 1 or Level 2 determinations available. Level 3 inputs are unobservable inputs for the asset that are used to measure fair value when observable inputs are not available. These inputs include management's assessment of the appraised value of the collateral, tax assessed value of the collateral and/or operating statistics to the extent available. Adjustments to the carrying value of impaired loans are recorded as loan loss reserves.

## Revenue Recognition Policies

### *Interest Income*

Interest income includes interest earned on loans and our short-term investments and the amortization of net loan origination fees and discounts. Interest income on loans is accrued as earned with the accrual of interest suspended when the related loan becomes a non-accrual loan. A loan receivable is generally classified as non-accrual (a "Non-Accrual Loan") if (1) it is past due as to payment of principal or interest for a period of 60 days or more, (2) any portion of the loan is classified as doubtful or is charged-off or (3) if the repayment in full of the principal and/or interest is in doubt. Generally, loans are charged-off when management determines that we will be unable to collect any remaining amounts due under the loan agreement, either through liquidation of collateral or other means. Interest income on a Non-Accrual Loan is recognized on either the cash basis or the cost recovery basis.

Origination fees and direct loan origination costs, net, are deferred and recognized as an adjustment of yield over the life of the related loan receivable using a method which approximates the effective interest method. Direct origination costs include broker fees paid, if any, and capitalization of allocated payroll costs in originating the loan.

For loans originated under the SBA 7(a) Program, upon sale of the SBA guaranteed portion of the loans which are accounted for as sales, the unguaranteed portion of the loans retained by us is valued on a fair value basis and a discount (the "Retained Loan Discount") is recorded as a reduction in basis of the retained portion of the loan. For loans recorded with a Retained Loan Discount, these discounts are recognized as an adjustment of yield over the life of the related loan receivable using the effective interest method.

### *Premium Income*

We sell the government guaranteed portion of our SBA 7(a) Program loans to investors. These government guaranteed portions may be sold for (1) a cash premium and the minimum 1% SBA required servicing spread, (2) future servicing spread greater than 1% and no cash premium or (3) future servicing spread greater than 1% and a 10% cash premium. The government guaranteed portion of loans sold for a cash premium and the minimum 1%

required servicing spread are recorded as sales *(i.e.,* we record premium income) for accounting purposes. We are required to permanently treat certain of the proceeds received from legally sold portions of loans (those loans sold solely for excess spread and those sold for a cash premium and excess spread) as secured borrowings (a liability on our consolidated balance sheet) for the life of the loan. To the extent secured borrowings include cash premiums, these premiums are amortized as a reduction to interest expense over the life of the loan using the effective interest method and any remaining balance is fully amortized when the loan is repaid in full.

## RESULTS OF OPERATIONS

### Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

***Overview***

| | Year Ended December 31, | | | | Change | | | |
|---|---|---|---|---|---|---|---|---|
| | 2012 | | 2011 | | $ | | % | |
| | (In thousands) | | | | | | | |
| Total revenues | $ | 17,065 | $ | 16,076 | $ | 989 | 6.2% | |
| Total expenses | $ | 17,856 | $ | 11,270 | $ | 6,586 | 58.4% | |
| Income (loss) from continuing operations | $ | (1,356) | $ | 4,692 | $ | (6,048) | (128.9%) | |
| Net income (loss) | $ | (2,179) | $ | 3,647 | $ | (5,826) | (159.7%) | |

Revenues increased during 2012 primarily due to an increase in recognized premium income from the sale of the government guaranteed portion of our SBA 7(a) Program loans and an increase in interest income while our expenses increased during 2012 primarily due to (1) costs associated with evaluating strategic alternatives of $3,870,000, (2) severance and related benefits expense related to the departure of our chief executive officer of $2,114,000 and (3) an increase in net provision for loan losses of $1,474,000 primarily related to our limited service hospitality properties currently in the process of foreclosure.

More detailed comparative information on the composition of and changes in our revenues and expenses is provided below.

***Revenues***

Interest income increased 2.3% to $13,896,000 during 2012 compared to $13,571,000 during 2011. Our weighted average loans receivable increased 2.1% to $238.2 million during 2012 compared to $233.2 million during 2011. In addition, the weighted average interest rate increased from 5.6% at December 31, 2011 to 5.8% at December 31, 2012. At December 31, 2012, 83% of our loans had variable interest rates. For the first quarter of 2013 (set on January 1, 2013), the base LIBOR decreased to 0.31% from 0.36% (set on October 1, 2012) during the fourth quarter of 2012. As a result, assuming no change in our outstanding LIBOR-based loans, we would have a reduction of $52,000 in interest income on an annual basis.

Premium income results from certain sales of the government guaranteed portion of SBA 7(a) Program loans into the secondary market. We record premium income at the time of sale for those sales solely for cash premiums and the SBA required 1% servicing spread. We sold more loans for solely cash premiums and the SBA required 1% servicing spread during 2012 than 2011. In addition, there was improvement in the market for Secondary Market Loan Sales. The average premium collected on cash sales increased to 13.4% during 2012 compared to 11.0% in 2011.

Premium income will not equal collected cash premiums because premium income represents the difference between the fair value attributable to the sale of the government guaranteed portion of the loan and the principal balance (cost) of the loan adjusted by costs of origination. Our premium income increased to $1,889,000 during 2012 from $1,450,000 during 2011.

Secondary Market Loan Sales were as follows:

| Type of Sale | 2012 Principal Sold | 2012 Cash Premium Received | 2011 Principal Sold | 2011 Cash Premium Received |
|---|---|---|---|---|
| Cash premium........ | $ 18,473,000 | $ 2,470,000 | $ 15,774,000 | $ 1,728,000 |
| Hybrid................ | 8,498,000 | 850,000 | 11,638,000 | 1,164,000 |
| | $ 26,971,000 | $ 3,320,000 | $ 27,412,000 | $ 2,892,000 |

We expect that during 2013 we will sell the majority of our loans for solely cash premiums and the SBA required 1% servicing spread.

Other income consisted of the following:

| | Years Ended December 31, 2012 | 2011 |
|---|---|---|
| | *(In thousands)* | |
| Servicing income.............................. | $ 499 | $ 399 |
| Prepayment fees................................ | 279 | 118 |
| Loan related income - other.................. | 221 | 196 |
| Retained interests in transferred assets....... | 189 | 215 |
| Other............................................ | 92 | 127 |
| | $ 1,280 | $ 1,055 |

We earn fees for servicing loans sold into the secondary market. As these fees are based on the principal balances of the loans outstanding, they will increase as more loans are sold into the secondary market (for cash premiums and the SBA required 1% servicing spread) and decrease over time as scheduled principal payments and prepayments occur on loans with an associated servicing asset.

Prepayment fee income is dependent upon a number factors and is not generally predictable as the volume and mix of loans prepaying is not known.

***Interest Expense***

Interest expense consisted of the following:

| | Years Ended December 31, 2012 | 2011 |
|---|---|---|
| | *(In thousands)* | |
| Secured borrowings........................... | $ 1,201 | $ 752 |
| Junior subordinated notes..................... | 1,034 | 986 |
| Debentures payable........................... | 731 | 552 |
| Revolver......................................... | 459 | 457 |
| Structured notes payable..................... | 21 | 854 |
| Other............................................ | 92 | 92 |
| | $ 3,538 | $ 3,693 |

The weighted average cost of our funds decreased to 3.5% during 2012 compared to 3.8% during 2011.

Secured borrowings increase as we sell SBA 7(a) Program loans for excess servicing spreads. Interest expense on our secured borrowings will likely continue to increase unless we sell loans solely for cash and the 1% SBA required servicing spread or we experience significant prepayments and/or charge-offs. The weighted average balance outstanding on our secured borrowings was $38.6 million during 2012 compared to $28.0 million during 2011. The weighted average interest rate on our secured borrowings was 3.7% at December 31, 2012. Offsetting interest expense on secured borrowings is amortization of cash premiums from hybrid loan sales of $145,000 and $209,000 during 2012 and 2011, respectively.

Interest expense on SBA debentures increased due to the issuance of $5.0 million of debentures in September 2011 and $4.0 million in August 2012. We issued $6.0 million of debentures in March 2013.

We amended our Revolver during June 2011. The interest rate was reduced to prime less 50 basis points or the 30-day LIBOR plus 2%, at our option. The weighted average balance outstanding under our Revolver was $16.1 million during 2012 compared to $14.1 million during 2011.

Interest expense on our structured notes payable has decreased due to principal payments received from the underlying loans and repayment of the notes. We repaid the remaining balance of the 2003 Joint Venture notes on February 15, 2012.

***Other Expenses***

General and administrative expense increased $117,000 (5.8%) during 2012 compared to 2011. General and administrative expenses are comprised of (1) corporate overhead including legal and professional fees, sales and marketing expenses, public company and regulatory costs and (2) expenses related to assets currently in the process of foreclosure. Our corporate overhead increased to $2,065,000 during 2012 from $1,933,000 during 2011 primarily due to an increase in corporate legal fees. Expenses related to assets currently in the process of foreclosure were $62,000 during 2012 compared to $77,000 during 2011. These expenses incurred during the foreclosure process for problem loans are primarily related to property taxes incurred, protection of the asset and operating deficits funded to receivers. Expenses incurred during 2012 primarily relate to two limited service hospitality properties which are currently in receivership. The foreclosure process is expected to be completed during the second or third quarter of 2013. We expect these costs to continue, and likely increase, until the foreclosure processes are completed. Once complete, costs associated with foreclosed properties are included in discontinued operations.

During 2012, we expensed $3,870,000 in costs associated with evaluation of strategic alternatives including legal fees, trust manager fees and due diligence costs compared to $778,000 during 2011. Costs during 2012 consisted of $2,398,000 in legal fees, $537,000 of investment advisory fees, $503,000 of due diligence costs, $399,000 in trust manager fees and $33,000 of other expenses. On a cumulative basis, we expensed $4,648,000 related to the evaluation of strategic alternatives consisting of $2,892,000 in legal fees, $668,000 of investment advisory fees, $503,000 of due diligence costs, $552,000 in trust manager fees and $33,000 of other expenses. The special committee was dissolved during December of 2012; thus, we do not anticipate significant additional costs related to the evaluation of these strategic alternatives. However, we are currently exploring other opportunities for growth and we may incur significant costs.

Severance and related benefits expense of $2,114,000 is related to the separation of our former chief executive officer during the fourth quarter of 2012. This severance expense represents payments due to Mr. Lance B. Rosemore pursuant to his separation agreement.

Our provision for loan losses, net was $1,934,000 during 2012 compared to $460,000 during 2011. Our provision for loan losses, net, during 2012 was comprised of a net provision for loan losses of $2,401,000 offset by recoveries of $467,000. Recoveries represent cash proceeds from collections on personal loan guarantees. Our provision for loan losses primarily relates to limited service hospitality properties classified as troubled debt restructurings, including properties currently in the process of foreclosure. Our reserves are categorized as follows:

| | At December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Specific............. | $ 1,535,000 | $ 563,000 |
| General............. | 1,878,000 | 1,249,000 |
| | $ 3,413,000 | $ 1,812,000 |

Realized losses of $333,000 and $257,000 during 2012 and 2011, respectively, were recognized upon liquidation of the collateral underlying loans. Based on loans currently in the process of foreclosure, we anticipate that realized losses during 2013 will be greater than losses realized during 2012. Due to the prolonged economic downturn and the current economic environment, we believe that in general, our borrowers' equity in their properties has been eroded and may further erode which may result in an increase in foreclosure activity and credit losses. The lagging impact of the adverse economic conditions may continue to have an adverse effect on the financial condition of individual borrowers and the limited service hospitality industry which may require the establishment of significant additional loan loss reserves and the effect on our results of operations and financial condition may be material.

Income tax provision (included in continuing operations and discontinued operations) was $451,000 during 2012 compared to $114,000 during 2011 related to our taxable REIT subsidiaries. Our taxable REIT subsidiaries had taxable income of $1,995,000 during 2012 compared to $1,420,000 during 2011. See – "Taxable Income." The increase primarily relates to increased interest income and recoveries of loan losses of our SBIC subsidiary.

***Discontinued Operations, Net of Tax***

| | Years Ended December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | *(In thousands)* | |
| Net operating losses | $ (582) | $ (690) |
| Net gains (losses) on sales of real estate | (15) | 532 |
| Impairment losses | (341) | (887) |
| Income tax benefit | 115 | - |
| Discontinued operations, net of tax | $ (823) | $ (1,045) |

Our net operating losses from discontinued operations relate to the operations and holding costs of our REO.

During 2012, we foreclosed on the underlying collateral (limited service hospitality properties) of two loans with a combined estimated fair value at foreclosure of $1,481,000 and sold both of these properties during 2012. One property was sold for $1,375,000 including cash proceeds of $550,000 and financing of $825,000. The other property was sold solely for cash proceeds. No gain or loss was recorded on these sales. In addition, we sold a property during 2012 with an estimated fair value of $76,000 and recorded a loss of $19,000. During 2011, previously deferred gains of $685,000 from property sales we financed were recorded as gains due to principal reductions on the underlying loans. In addition, during June 2011, we sold an asset acquired through foreclosure for $1.3 million, received cash proceeds of $128,000 and financed the remainder. A loss of $115,000 was recorded on the transaction.

Impairment losses represent declines in the estimated fair value of our REO subsequent to initial valuation. Impairment losses during 2012 primarily relate to a retail establishment acquired in the third quarter of 2009 which continues to experience declines in its value. During 2011, our impairment losses were primarily related to a full service hospitality property. The property had experienced significant operating losses, was in need of major capital improvements and had been held for an extended period of time with limited market sales activity, including an unsuccessful auction during the third quarter of 2011, which contributed to the decline in value.

**Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010**

***Overview***

| | Years Ended December 31, | | Change | |
|---|---|---|---|---|
| | 2011 | 2010 | $ | % |
| | (Dollars in thousands) | | | |
| Total revenues | $ 16,076 | $ 15,463 | $ 613 | 4.0% |
| Total expenses | $ 11,270 | $ 10,752 | $ 518 | 4.8% |
| Income from continuing operations | $ 4,692 | $ 4,842 | $ (150) | (3.1%) |
| Net income | $ 3,647 | $ 4,297 | $ (650) | (15.1%) |

Detailed comparative information on the composition of and changes in our revenues and expenses is provided below.

***Revenues***

Interest income remained relatively consistent from 2010 to 2011, increasing by $34,000 to $13,571,000 during 2011. The average base LIBOR charged our borrowers decreased from 34 basis points during 2010 to 31 basis points during 2011 while our weighted average loans receivable increased slightly to $233.2 million during 2011 compared to $231.5 million during 2010.

Premium income results from certain sales of the government guaranteed portion of SBA 7(a) Program loans into the secondary market. We record premium income at the time of sale for those sales solely for cash premiums and the SBA required 1% servicing spread. Our premium income increased from $709,000 during 2010 to $1,450,000 during 2011. During 2011, we sold more loans for solely cash premiums and thus recorded more income than in the prior year.

Secondary Market Loan Sales were as follows:

| | 2011 | | 2010 | |
|---|---|---|---|---|
| Type of Sale | Principal Sold | Cash Premium Received | Principal Sold | Cash Premium Received |
| Cash premium | $ 15,774,000 | $ 1,728,000 | $ 7,736,000 | $ 758,000 |
| Servicing spread | - | - | 6,188,000 | - |
| Hybrid | 11,638,000 | 1,164,000 | 14,521,000 | 1,452,000 |
| | $ 27,412,000 | $ 2,892,000 | $ 28,445,000 | $ 2,210,000 |

Premium income will not equal collected cash premiums because premium income represents the difference between the fair value attributable to the sale of the government guaranteed portion of the loan and the principal balance (cost) of the loan adjusted by costs of origination.

Other income consisted of the following:

| | Years Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (In thousands) | |
| Servicing income | $ 399 | $ 344 |
| Retained interests in transferred assets | 215 | 163 |
| Loan related income | 196 | 226 |
| Prepayment fees | 118 | 378 |
| Other | 127 | 106 |
| | $ 1,055 | $ 1,217 |

***Interest Expense***

Interest expense consisted of the following:

| | Years Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (In thousands) | |
| Junior subordinated notes | $ 986 | $ 994 |
| Structured notes | 854 | 1,296 |
| Secured borrowings | 752 | 398 |
| Debentures payable | 552 | 498 |
| Revolver | 457 | 698 |
| Other | 92 | 132 |
| | $ 3,693 | $ 4,016 |

The weighted average cost of our funds declined to 3.8% during 2011 compared to 4.0% during 2010 due to a change in the mix of our debt and the reduction in interest rate on our Revolver.

Interest expense on our structured notes payable has decreased due to principal payments received from the underlying loans and repayment of certain of the notes. The weighted average balance outstanding on our structured notes during 2011 decreased to $16.8 million from $25.0 million during 2010. We repaid the 1998 Partnership notes of $2.7 million at an interest rate of prime less 1% on October 3, 2011. We repaid the 2000 Joint Venture notes of $8.7 million at an interest rate of 7.28% on November 15, 2011. We repaid the 2003 Joint Venture notes of $5.3 million at an interest rate of LIBOR plus 2.5% on February 15, 2012 using our reserve fund and the Revolver.

Our weighted average secured borrowings increased to $28.0 million during 2011 compared to $13.0 million during 2010. Interest expense on our secured borrowings will continue to increase unless we sell the government guaranteed portion of SBA 7(a) Program loans solely for cash and the 1% SBA required servicing spread or we experience significant prepayments.

The increase in interest expense on debentures payable is due to issuance of $5 million of SBIC debentures in September 2011. The interest rate on the debentures is 2.877% plus an annual fee of 0.515%.

We amended our Revolver during June 2011. The interest rate was reduced to prime less 50 basis points or the 30-day LIBOR plus 2%, at our option. The weighted average balance outstanding on our Revolver was $14.1 million during 2011 compared to $18.9 million during 2010.

***Other Expenses***

Salaries and related benefits expense increased $402,000 during 2011 compared to 2010 due primarily to cost of living increases, an increase in loan production employees, a reduction in the number of loans funded which decreased capitalized loan origination costs and an increase in expense related to the issuance of restricted shares.

General and administrative expense decreased from $2,168,000 during 2010 to $2,010,000 during 2011.

General and administrative expenses are comprised of (1) corporate overhead including legal and professional expenses, sales and marketing expenses, public company and regulatory costs and (2) expenses related to assets in the process of foreclosure. Our corporate overhead increased $90,000 primarily due to increased professional fees, primarily accounting related. Expenses related to assets in the process of foreclosure decreased $248,000 primarily due to completion of the foreclosure process on the majority of these assets. We had less properties in the process of foreclosure during 2011 compared to 2010. Our expenses related to assets currently in the process of foreclosure may increase if we begin foreclosure processes on any of our troubled assets. These expenses are difficult to estimate, may increase and may be material.

Primarily during the fourth quarter of 2011, we expensed $778,000 in costs associated with evaluation of strategic alternatives including legal fees, trust manager fees and investment advisor fees.

Provision for loan losses, net, was $460,000 during 2011 compared to $641,000 during 2010. These provisions were primarily related to the prolonged economic recession and current economic environment and negative changes in the financial condition of certain borrowers and collateral valuation on certain hospitality loans.

Income tax benefit (provision) was a provision of ($114,000) during 2011 compared to a benefit of $131,000 during 2010 related to our taxable REIT subsidiaries. Our taxable REIT subsidiaries had taxable income of $1,420,000 during 2011 compared to $1,480,000 during 2010.

***Discontinued Operations, Net of Tax***

Our discontinued operations consisted of the following:

| | Years Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | *(In thousands)* | |
| Net gains on sales of real estate | $ 532 | $ 78 |
| Impairment losses | (887) | (325) |
| Net operating losses | (690) | (298) |
| Discontinued operations, net of tax | $ (1,045) | $ (545) |

During 2011, previously deferred gains of $685,000 from property sales we financed were recorded as gains on sales of real estate due to principal reductions on the underlying loans. Offsetting these gains, we sold an asset acquired through foreclosure for $1.3 million, received cash proceeds of $128,000 and financed the remainder. A loss of $115,000 was recorded on the transaction. In addition, we sold an asset acquired through foreclosure for cash proceeds of $375,000. A loss of $38,000 was recorded on the transaction. We recorded a gain on the sale of REO acquired through foreclosure of $76,000 during 2010.

Impairment losses represent declines in the estimated fair value of our REO subsequent to initial valuation. During 2011, our impairment losses were primarily related to a full service hospitality property. The property experienced significant operating losses, is in need of major capital improvements and has been held for an extended period of time with limited market sales activity, including an unsuccessful auction during the third quarter of 2011, which contributed to the decline in its value. During 2010, we recorded an impairment loss of $203,000 related to the full service hospitality property due to a decline in its market potential and an impairment loss of $114,000 related to a retail establishment.

Our net operating losses from discontinued operations arose from the operations and holding costs of our REO. The majority of our operating REO was acquired subsequent to the second quarter of 2010. In addition, significant operating losses were generated during 2011 related to a limited service hospitality property which was sold during June 2011.

## SELECTED QUARTERLY FINANCIAL INFORMATION *(unaudited)*

The following represents our selected quarterly financial data which, in the opinion of management, reflects adjustments (comprising only normal recurring adjustments) necessary for fair presentation.

| | Year Ended December 31, 2012 | | | | |
|---|---|---|---|---|---|
| | Revenues | Income (Loss) From Continuing Operations | Net Income (Loss) | Earnings (Loss) Per Share | |
| | *(In thousands, except earnings per share and footnotes)* | | | | |
| First Quarter.......... | $ 3,787 | $ (6) | $ (155) | $ (0.01) | *(1)* |
| Second Quarter....... | 3,964 | (93) | (415) | (0.04) | *(2)* |
| Third Quarter......... | 4,864 | 645 | 473 | 0.04 | *(3)* |
| Fourth Quarter........ | 4,450 | (1,902) | (2,082) | (0.20) | *(4)* |
| | $ 17,065 | $ (1,356) | $ (2,179) | $ (0.21) | |

| | Year Ended December 31, 2011 | | | | |
|---|---|---|---|---|---|
| | Revenues | Income From Continuing Operations | Net Income | Earnings Per Share | |
| | *(In thousands, except earnings per share and footnotes)* | | | | |
| First Quarter.......... | $ 4,056 | $ 1,124 | $ 916 | $ 0.09 | *(5)* |
| Second Quarter....... | 3,847 | 1,235 | 1,339 | 0.13 | *(6)* |
| Third Quarter......... | 3,809 | 1,232 | 733 | 0.07 | *(7)* |
| Fourth Quarter........ | 4,364 | 1,101 | 659 | 0.05 | *(8)* |
| | $ 16,076 | $ 4,692 | $ 3,647 | $ 0.34 | |

*(1) Includes $850,000 in expenses related to exploration of strategic alternatives.*

*(2) Includes $1,352,000 in expenses related to exploration of strategic alternatives.*

*(3) Includes $1,421,000 in expenses related to exploration of strategic alternatives.*

*(4) Includes $2,114,000 in severance and related benefits related to the separation agreement with our chief executive officer and $247,000 in expenses related to exploration of strategic alternatives. Also includes $1,288,000 in provision for loan losses.*

*(5) Includes losses from discontinued operations of $210,000 from net operating losses of our REO properties.*

*(6) Includes losses from discontinued operations, net, of $104,000, comprised of net operating losses of our properties included in REO of $442,000 and impairment losses on our REO of $232,000 partially offset by net gains on sale of real estate of $570,000 resulting primarily from the recognition of previously deferred gains on property sales we financed.*

*(7) Includes impairment losses on our REO of $418,000.*

*(8) Includes $717,000 in expenses related to exploration of strategic alternatives and losses from discontinued operations of $442,000.*

## LIQUIDITY AND CAPITAL RESOURCES

### Cash Flow Analysis

Information on our cash flow was as follows:

| | Years Ended December 31, 2012 | Years Ended December 31, 2011 | Change |
|---|---|---|---|
| | | *(In thousands)* | |
| Cash used in operating activities | $ (1,775) | $ (4,062) | $ 2,287 |
| Cash provided by investing activities | $ 2,809 | $ 13,101 | $ (10,292) |
| Cash used in financing activities | $ (6,306) | $ (5,179) | $ (1,127) |

***Operating Activities***

As a REIT, our earnings are typically used to fund our dividends. Since operating cash flows also include lending activities, it is necessary to adjust our cash flow from operating activities for our lending activities to determine coverage of our dividends from operations. Therefore, we adjust net cash used in operating activities to "Modified Cash." Management believes that our modified cash available for dividend distributions ("Modified Cash") is a more appropriate indicator of operating cash coverage of our dividend payments than cash flow from operating activities. Modified Cash is calculated by adjusting our cash from operating activities by (1) the change in operating assets and liabilities and (2) loans funded, held, for sale, net of proceeds from sale of guaranteed loans and principal collected on loans ("Operating Loan Activity"). Modified Cash, a non-GAAP financial measurement, is one of the factors used by our Board in its determination of dividends and their timing. In respect to our dividend policy, we believe that the disclosure of Modified Cash adds additional transparency to our dividend calculation and intentions. However, Modified Cash may differ significantly from dividends paid due to the Board's dividend policy regarding returns of capital, timing differences between book income (loss) and taxable income (loss) and timing of payment of dividends to eliminate or reduce Federal income taxes or excise taxes at the REIT level.

The following reconciles net cash flow used in operating activities to Modified Cash:

| | Years Ended December 31, 2012 | Years Ended December 31, 2011 |
|---|---|---|
| | *(In thousands)* | |
| Net cash used in operating activities | $ (1,775) | $ (4,062) |
| Change in operating assets and liabilities | (4,075) | 534 |
| Operating Loan Activity | 6,912 | 8,764 |
| Modified Cash | $ 1,062 | $ 5,236 |

To the extent Modified Cash does not cover the current dividend distribution rate or if additional cash is needed based on our working capital needs, the Board may choose to modify its current dividend policy. During 2012 and 2011, dividends paid were greater than Modified Cash by $5,690,000 and $1,551,000, respectively. Our Modified Cash during 2012, after adjusting for expenses related to the evaluation of strategic alternatives and severance and related benefits expenses, was $7,046,000, which is greater than dividends paid by $294,000. To the extent we need working capital to fund any shortfall in operating cash flows to cover our dividend distribution, we would borrow the funds from our Revolver or use funds from the repayment of principal on our loans receivable.

***Investing Activities***

Our primary investing activity is the origination of loans and collections on our investment portfolio. During 2011, the primary source of funds was principal collected on loans receivable in excess of loans funded of $7,659,000. During 2012, our primary use of funds was loans funded in excess of principal collected on loans receivable of $214,000. Our loans funded which are included in investing activities increased from $12,002,000 during 2011 to $28,036,000 during 2012. The increase in loans funded is primarily related to loans funded of our SBIC subsidiaries financed primarily using SBIC debentures. Included within principal collected on loans are principal prepayments of $15,691,000 and $8,357,000 during 2012 and 2011, respectively. Prepayments are dependent upon a number of factors and are not generally predictable. We expect that principal collections on our loans will continue to be our primary source of funds from investing activities. During 2012, restricted cash and cash equivalents of $2,233,000 were released in connection with the exercise of the "clean-up call" option on our 2003 Joint Venture structured notes. During 2011, we received cash proceeds from our unconsolidated subsidiary of $1,373,000 when our lessee exercised its fixed purchase option.

Based on our outstanding loan portfolio at December 31, 2012, our estimated collection of scheduled principal payments in 2013 is approximately $12.8 million. Of this, approximately $10.2 million could be available to repay a portion of the balance outstanding under the Revolver. The remaining $2.6 million would be used to repay secured borrowings and for working capital of our SBICs. We anticipate net funding needs between $25 million and $28 million during 2013 after sale of the government guaranteed portion of the SBA 7(a) Program loans. To the extent our loan origination liquidity needs were to exceed our principal repayments, we would use the Revolver and/or issue SBIC debentures to fund the shortfall.

***Financing Activities***

We used funds from financing activities during 2012 and 2011 primarily to pay dividends of $6,752,000 and $6,787,000, respectively. We received proceeds from the issuance of $4.0 million and $5.0 million in SBIC debentures during 2012 and 2011, respectively. Proceeds from Secondary Market Loan Sales recorded as secured borrowings during 2012 and 2011 were $8,498,000 and $11,639,000, respectively. These proceeds will fluctuate year-to-year based on management's decisions to sell loans for solely cash premiums, as hybrids or for servicing spread. To the extent we sell the government guaranteed portion of SBA 7(a) Program loans as hybrids, proceeds from Secondary Market Loan Sales included in financing activities will increase.

**Sources and Uses of Funds**

***Liquidity Summary***

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund loans and other investments, pay dividends, fund debt service and for other general corporate purposes. Our primary sources of funds to meet our liquidity needs, including working capital, dividends, debt service and additional investments, if any, consist of (1) proceeds from principal and interest payments, including prepayments, (2) borrowings under the Revolver, (3) Secondary Market Loan Sales and (4) issuance of SBIC debentures. We believe these sources of funds will be sufficient to meet our liquidity requirements.

***Sources of Funds***

In general, we need liquidity to originate new loans and repay principal and interest on our debt. Our operating revenues are typically utilized to pay our operating expenses, interest and dividends. We have been utilizing principal collections on loans receivable, proceeds from Secondary Market Loan Sales, issuance of SBIC debentures and borrowings under our Revolver as our primary sources of funds.

The relatively limited amount of capital available to originate new commercial loans has caused us to restrict non-SBA 7(a) Program and non-SBIC loan origination activity. A reduction in the availability of the above sources of funds could have a material adverse impact on our financial condition and results of operations. If these sources are not available in the future, we may have to originate loans at reduced levels or sell assets, potentially on unfavorable terms.

Our unsecured Revolver matures on June 30, 2014. The interest rate is prime less 50 basis points or the 30-day LIBOR plus 2%, at our option. The amount available under the Revolver automatically increased on January 1, 2013 from $35 million to $40 million. The Revolver requires us to meet certain covenants which among other things, limit our ability to incur indebtedness, grant liens, make investments and sell assets. Our most significant covenant is a minimum beneficiaries' equity covenant. During June 2012, we amended our Revolver to reduce the minimum beneficiaries' equity covenant. The covenant was amended from $142.0 million to $134.5 million from October 1 to December 31, 2012 and $132.0 million from January 1, 2013 and thereafter. In addition, the loss of either of our named executive officers would cause an event of default on our Revolver. At December 31, 2012, we were in compliance with the covenants of this facility. While we anticipate maintaining compliance with these covenants, there can be no assurance that we will be able to do so.

If we are unable to make required payments under our borrowings, breach any representation or warranty of our borrowings or violate any covenant, our lenders may accelerate the maturity of our debt or force us to take other actions. In connection with an event of default under our Revolver, the lender is permitted to accelerate repayment of all amounts due and terminate its commitment to lend thereunder. Any such event may have a material adverse effect on our liquidity, the value of our common shares and our ability to pay dividends to our shareholders. In the event of a default on the Revolver, we will rely on Modified Cash, principal payments (including prepayments), and (if necessary) proceeds from asset and loan sales to satisfy our liquidity requirements. To the extent we need additional capital, there can be no assurance that we would be able to increase the amount available under the Revolver or identify other sources of funds at an acceptable cost, if at all.

We have commitments from the SBA for the issuance of $11.0 million in SBIC debentures. We issued $6.0 million of these SBIC debentures during March 2013. A commitment for an additional $5.0 million of debentures was requested during the second quarter of 2012 which would be used to fund loans within one of our SBICs. This commitment has not yet been approved. There can be no assurance that this commitment will be approved.

We rely on Secondary Market Loan Sales to create availability and/or repay principal due under our Revolver. Once fully funded, we sell the government guaranteed portion of our SBA 7(a) Program loans pursuant to Secondary Market Loan Sales. The market demand for Secondary Market Loan Sales may decline or be temporarily suspended. To the extent we are unable to execute Secondary Market Loan Sales in the normal course of business, our financial condition and results of operations could be adversely affected.

As a REIT we must distribute to our shareholders at least 90% of our REIT taxable income to maintain our tax status under the Code. Accordingly, to the extent the sources above represent taxable income, such amounts have historically been distributed to our shareholders. In general, if we receive less cash from our portfolio of investments, we can lower the dividend so as not to cause any material cash shortfall. During 2013, we anticipate that our Modified Cash will be utilized to fund our expected 2013 dividend distributions and generally will not be available to fund portfolio growth or for the repayment of principal due on our debt.

*Uses of Funds*

In general, the primary use of our funds is to originate loans and for repayment of the principal and interest on our debt. Our outstanding commitments to fund new loans were $19.5 million at December 31, 2012, the majority of which were for prime-rate based loans to be originated by First Western, the government guaranteed portion of which is intended to be sold into the secondary market. Our net working capital outlay would be approximately $3.9 million related to the $15.0 million of SBA 7(a) Program loan commitments outstanding; however, the government guaranteed portion of the SBA 7(a) Program loans cannot be sold until they are fully funded. Commitments have fixed expiration dates. Since some commitments expire without the proposed loan closing, total committed amounts do not necessarily represent future cash requirements. We anticipate that fundings during 2013 will range from $55 million to $65 million, of which $40 million to $50 million will be originations under the SBA 7(a) Program.

There may be several months between when the initial balance of an SBA 7(a) Program loan is funded and it is fully funded and can be sold pursuant to Secondary Market Loan Sales. In these instances, our liquidity is negatively affected in the short-term.

We have $4.2 million of SBIC debentures which mature in September 2013 and expect these debentures to be repaid using any SBIC cash on hand, our Revolver, or through issuance of new SBA debentures.

We have a liability for borrower advances of $5.9 million at December 31, 2012. In general, as part of our monitoring process to verify that the borrowers' cash equity is utilized for its intended purpose, we receive deposits from our borrowers and release funds upon presentation of appropriate documentation. When distributions are requested and approved, these borrower advances represent a use of funds which we expect to be paid with cash on hand and/or our Revolver.

Severance payments of approximately $1.8 million are due as a result of the separation agreement with our Chief Executive Officer. The majority of these payments are expected to be paid within the next six months and are anticipated to be funded with cash on hand and/or our Revolver.

We may pay dividends in excess of our Modified Cash to maintain our REIT status or as approved by our Board. During 2012, the sources of funds for our dividend distributions of $6.8 million were Modified Cash of $1.1 million and principal collections on our loans receivable and borrowings under our Revolver of $5.7 million.

## SEASONALITY

Generally, we are not subject to seasonal trends. However, since we primarily lend to the limited service hospitality industry, loan delinquencies and requests for deferments typically rise temporarily in the winter months due primarily to reductions in business travel and consumer vacations.

## SUMMARIZED CONTRACTUAL OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

The following summarizes our contractual obligations at December 31, 2012:

| Contractual Obligations (1) | Total | Less than 1 year | 1 to 3 years | 3 to 5 years | More than 5 years |
|---|---|---|---|---|---|
| | Payments Due by Period | | | | |
| | *(In thousands, except footnotes)* | | | | |
| *Debt:* | | | | | |
| SBIC debentures payable | $ 17,190 | $ 4,190 | $ 4,000 | $ - | $ 9,000 |
| Secured borrowings - government guaranteed loans (2) | 37,909 | 1,717 | 2,281 | 2,446 | 31,465 |
| Revolver | 11,900 | - | 11,900 | - | - |
| Junior subordinated debt (3) | 27,070 | - | - | - | 27,070 |
| *Interest:* | | | | | |
| Debt (4) | 37,173 | 3,395 | 5,592 | 4,981 | 23,205 |
| *Other Contractual Obligations:* | | | | | |
| Borrower advances | 5,942 | 5,942 | - | - | - |
| Executive employment agreements (5) | 2,364 | 788 | 1,576 | - | - |
| Severance and related benefits | 1,806 | 1,806 | - | - | - |
| Operating lease (6) | 465 | 211 | 254 | - | - |
| Consulting services former CEO | 42 | 42 | - | - | - |
| Total contractual cash obligations | $ 141,861 | $ 18,091 | $ 25,603 | $ 7,427 | $ 90,740 |

*(1) Does not include $3.0 million of cumulative non-redeemable preferred stock of subsidiary (valued at $900,000 on our consolidated balance sheet) and related dividends (recorded as interest expense) of $90,000 annually.*

*(2) Principal payments are dependent upon cash flows received from the underlying loans. Our estimate of their repayment is based on scheduled principal payments on the underlying loans. Our estimate will differ from actual amounts to the extent we experience prepayments and/or loan losses. No payment is due unless payments are received from the borrowers on the underlying loans. Excludes deferred premiums which do not represent a future outlay of cash since they are amortized over the life of the loan as a reduction to interest expense.*

*(3) The junior subordinated notes may be redeemed at our option, without penalty, and are subordinated to PMC Commercial's existing debt.*

*(4) Calculated using the variable rate in effect at December 31, 2012. For our Revolver, assumes current balance outstanding through maturity date. For the secured borrowings, does not include deferred premiums which have no associated interest expense.*

*(5) Represents minimum payments required under executive employment agreements.*

*(6) Represents future minimum lease payments under our operating lease for office space.*

Our commitments at December 31, 2012 are summarized as follows:

| Commitments | Total Amounts Committed | Amount of Commitment Expiration Per Period | | | |
|---|---|---|---|---|---|
| | | Less than 1 year | 1 to 3 years | 3 to 5 years | After 5 years |
| | | *(In thousands)* | | | |
| Loan commitments.............. | $ 19,522 | $ 19,522 | $ - | $ - | $ - |

See Note 17 to the Consolidated Financial Statements for a detailed discussion of commitments and contingencies.

**RISK MANAGEMENT**

In conducting our business, we are exposed to a range of risks including:

- *Market risk* which is the risk to our earnings or capital resulting from adverse changes in the values of assets resulting from movement in market interest rates;
- *Credit risk* which is the risk of loss due to an individual borrower's unwillingness or inability to pay its obligations;
- *Operations risk* which is the risk of loss resulting from systems failure, inadequate controls, human error, fraud or unseen catastrophes;
- *Liquidity risk* which is the potential that we would be unable to meet our obligations as they come due because of an inability to liquidate assets or obtain funding. Liquidity risk also includes the risk of having to sell assets at a loss to generate liquid funds, which is a function of the relative liquidity (market depth) of the asset(s) and general market conditions;
- *Compliance risk* which is the risk of loss, including fines or penalties, from failing to comply with Federal, state or local laws, and regulations pertaining to lending and licensed activities;
- *Legal risk* which is the risk of loss, disruption or other negative effect on our operations or condition that arises from unenforceable contracts, lawsuits, adverse judgments, or adverse governmental or regulatory proceedings, or the threat thereof;
- *Real estate risk* which is the risk that the value and liquidity of the collateral for our loans are diminished or otherwise adversely impacted by market conditions; and
- *Reputational risk* which is the risk that negative publicity regarding our practices whether true or not will cause a decline in our customer base.

Our risk management policies and procedures are established and evaluated under the supervision of our executive management. The policies and procedures are designed to focus on the following:

- Identifying, assessing and reporting on corporate risk exposures and trends;
- Establishing, and revising as necessary, policies and procedures;
- Monitoring and reporting on adherence with risk policies; and
- Approving new product developments or business initiatives.

We cannot provide assurance that our risk management process or our internal controls will prevent or reduce the risks to which we are exposed.

**IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**

See Note 1 of the Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective dates adopted or expected dates of adoption and effect, if any, on our results of operations and financial condition.

**RELATED PARTY TRANSACTIONS**

We entered into an agreement with our former chief executive office for consulting services in October 2012. The term of the consulting services is one year with payments aggregating $50,000. Payments during 2012 to the former executive for consulting services totaled $8,333.

**DIVIDENDS**

During 2012, our dividends were declared as follows:

| Record Date | Date Paid | | Amount Per Share |
|---|---|---|---|
| March 30, 2012 | April 9, 2012 | $ | 0.16 |
| June 29, 2012 | July 9, 2012 | | 0.16 |
| September 28, 2012 | October 9, 2012 | | 0.16 |
| December 31, 2012 | January 7, 2013 | | 0.12 |
| | | $ | 0.60 |

Our shareholders are entitled to receive dividends when and as declared by our Board. In determining dividend policy, the Board considers many factors including, but not limited to, actual and anticipated Modified Cash, expectations for future earnings, REIT taxable income (loss) and maintenance of REIT status, the economic environment, our ability to obtain leverage, our loan portfolio performance and our ability to maintain a stable dividend considering the foregoing factors. Consequently, the dividend rate on a quarterly basis will not necessarily correlate directly to any individual factor.

During the fourth quarter of 2012, the Board determined that the quarterly cash dividend needed to be reduced in order to better align the dividend with core operations. As a result, the quarterly dividend was reduced from $0.16 per share to $0.12 per share for the fourth quarter of 2012. The Board increased the quarterly dividend from $0.12 per share to $0.125 per share for the first quarter 2013 dividend to be paid in April 2013. It is anticipated that this increased quarterly dividend has been established in an amount that can reasonably be expected to be maintained over the next year although no assurance can be given to that effect. To the extent necessary, the Board will adjust the dividend on a quarterly basis thereafter.

During 2012, due primarily to deductible expenses related to exploration of strategic alternatives, we had a taxable loss. Thus, all dividends were deemed to be non-taxable returns of capital.

We have a covenant within our Revolver that may limit our ability to pay our returns of capital as part of our dividends. This covenant has not historically limited the amount of dividends we have paid.

## TAXABLE INCOME

REIT taxable income (loss) is a financial measure that is presented to assist investors in analyzing our performance and is one of the factors utilized by our Board in determining the level of dividends to be paid to our shareholders. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. These non-GAAP measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP.

The following reconciles net income (loss) to REIT taxable income (loss):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | | *(In thousands)* | |
| Net income (loss) | $ (2,179) | $ 3,647 | $ 4,297 |
| Book/tax differences: | | | |
| Gains related to real estate | - | (235) | 387 |
| Strategic alternatives | (678) | 678 | - |
| Impairment losses | 300 | 804 | 317 |
| Severance accrual (payments) | 1,777 | (100) | (33) |
| Amortization and accretion | (188) | (68) | (102) |
| Loan valuation | 1,403 | 184 | (241) |
| Other, net | 157 | 8 | (174) |
| Subtotal | 592 | 4,918 | 4,451 |
| Adjustment for TRS net loss (income), net of tax | (840) | (131) | 340 |
| Dividend distribution from TRS | - | 1,000 | 300 |
| REIT taxable income (loss) | $ (248) | $ 5,787 | $ 5,091 |
| Distributions declared | $ 6,353 | $ 6,767 | $ 6,757 |
| Basic weighted average common shares outstanding | 10,585 | 10,570 | 10,554 |

As a REIT, PMC Commercial generally will not be subject to corporate level Federal income tax on net income that is currently distributed to shareholders provided the distribution exceeds 90% of REIT taxable income. We may make an election under the Code to treat distributions declared in the current year as distributions of the prior year's taxable income. Upon election, the Code provides that, in certain circumstances, a dividend declared subsequent to the close of an entity's taxable year and prior to the extended due date of the entity's tax return may be considered as having been made in the prior tax year in satisfaction of income distribution requirements.

To the extent our taxable REIT subsidiaries distribute their retained earnings through dividends to PMC Commercial, these dividends would be included in REIT taxable income when distributed. From 2005 to 2012, approximately $6.7 million of taxable earnings were accumulated. We distributed $2.0 million of earnings from our taxable REIT subsidiaries to PMC Commercial during 2008, $0.3 million during 2010 and $1.0 million during 2011.

Primarily as a result of the timing differences for gain recognition on Secondary Market Loan Sales, our combined REIT taxable income (loss) and taxable REIT subsidiaries' ("TRS's") taxable income (net of income tax expense) is materially different than our net income (loss). The following table reconciles our net income (loss) to our Taxable Income (Loss), Net of Current Tax Expense:

| | Year Ended December 31, 2012 | | | |
|---|---|---|---|---|
| | Combined | REIT | TRS's | |
| | *(In thousands, except footnotes)* | | | |
| Net income (loss) | $ (2,179) | $ (3,019) | $ 840 | |
| Book vs. tax timing differences | 3,926 | 2,771 | 1,155 | *(1)* |
| Taxable income (loss) | 1,747 | (248) | 1,995 | |
| Current income tax expense | (821) | - | (821) | |
| Taxable Income (Loss), Net of Current Tax Expense | $ 926 | $ (248) | $ 1,174 | |

| | Year Ended December 31, 2011 | | | |
|---|---|---|---|---|
| | Combined | REIT | TRS's | |
| | *(In thousands, except footnotes)* | | | |
| Net income | $ 3,647 | $ 3,516 | $ 131 | |
| Book vs. tax timing differences | 3,560 | 2,271 | 1,289 | *(1)* |
| Taxable income | 7,207 | 5,787 | 1,420 | |
| Special item *(2)* | (450) | (450) | - | |
| Special item *(3)* | (678) | (678) | - | |
| Dividends paid from TRS to REIT | (1,000) | (1,000) | - | |
| Taxable income adjusted for dividend | 5,079 | 3,659 | 1,420 | |
| Current income tax expense | (483) | - | (483) | |
| Taxable Income, Net of Current Tax Expense | $ 4,596 | $ 3,659 | $ 937 | |

*(1) Includes $1,257,000 and $1,603,000 of originated timing differences during 2012 and 2011, respectively, related to Secondary Market Loan Sales and income tax expense.*

*(2) Recognition of deferred gain for tax purposes on a property previously owned by our off-balance sheet variable interest entity.*

*(3) Timing difference related to non-deductible expenses related to strategic alternatives.*

Taxable Income, Net of Current Tax Expense is defined as reported net income (loss), adjusted for book versus tax timing differences and special items. Special items may include, but are not limited to, unusual and infrequent non-operating items. We use Taxable Income, Net of Current Tax Expense to measure and evaluate our operations. We believe that the results provide a useful analysis of ongoing operating trends.

## Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

*Market risk is the exposure to loss resulting from changes in various market metrics. We are subject to market risk including liquidity risk, real estate risk and interest rate risk as described below. Although management believes that the quantitative analysis on interest rate risk below is indicative of our sensitivity to interest rate changes, it does not adjust for other potential changes including, among other things, credit quality, size and composition of our consolidated balance sheet and other business developments that could affect our financial condition and net income (loss). Accordingly, no assurances can be given that actual results would not differ materially from the potential outcome simulated by these estimates.*

### LIQUIDITY RISK

Liquidity risk is the potential that we would be unable to meet our obligations as they come due because of an inability to liquidate assets or obtain funding. We are subject to changes in the debt and collateralized mortgage markets. These markets are continuing to experience disruptions, which could continue to have an adverse impact on our earnings and financial condition.

Current conditions in the debt markets include reduced liquidity and increased risk adjusted premiums. These conditions have increased the cost and reduced the availability of financing sources. The market for trading and issuance in ABS continues to experience disruptions resulting from reduced investor demand for these securities and increased investor yield requirements. In light of these market conditions, we expect to finance our loan portfolio in the short-term with our current capital, SBIC debentures and the Revolver.

### REAL ESTATE RISK

The value of our commercial mortgage loans and our ability to sell such loans, if necessary, are impacted by market conditions that affect the properties that are the primary collateral for our loans. Property values and operating income from the properties may be affected adversely by a number of factors, including, but not limited to:

- national, regional and local economic conditions;
- significant rises in gasoline prices within a short period of time if there is a concurrent decrease in business and leisure travel;
- local real estate conditions (including an oversupply of commercial real estate);
- natural disasters, including hurricanes and earthquakes, acts of war and/or terrorism and other events that may cause performance declines and/or losses to the owners and operators of the real estate securing our loans;
- changes or continued weakness in the demand for limited service hospitality properties;
- construction quality, construction cost, age and design;
- demographic factors;
- amount and timing of required property improvements by franchisors;
- uninsured losses;
- environmental, zoning and other governmental laws and regulations;
- increases in operating expenses (such as energy costs) for the owners of the property; and
- limitations in the availability and cost of leverage.

In the event property cash flows decrease, a borrower may have difficulty repaying our loan, which could result in losses to us. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay our loans, which could also cause us to suffer losses. Decreases in property values reduce the value of our REO which could cause us to suffer losses.

The following analysis of our provision for loan losses quantifies the negative impact to our operations from increased losses on our retained portfolio:

| | Years ended December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Provision for Loan Losses | (In thousands) | |
| As reported (1)............................................ | $ 2,505 | $ 826 |
| Annual loan losses increase by 50 basis points (2)........ | 3,509 | 1,860 |
| Annual loan losses increase by 100 basis points (2)...... | 4,513 | 2,894 |

*(1) Excludes reductions of loan losses and recoveries*

*(2) Represents provision for loan losses based on increases in losses as a percentage of our weighted average Loans Receivable Subject To Credit Risk, for the periods indicated.*

**INTEREST RATE RISK**

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors.

Since our loans are predominantly variable-rate, our operating results will depend in large part on LIBOR and the prime rate. One of the primary determinants of our operating results is the difference between the income from our loans and our borrowing costs. Most of our debt is based on LIBOR or the prime rate. The objective of this strategy is to minimize the impact of interest rate changes on our net interest income.

**VALUATION OF LOANS**

Our loans are recorded at cost and adjusted by net loan origination fees and discounts (which are recognized as adjustments of yield over the life of the loan) and loan loss reserves. In order to determine the estimated fair value of our loans, we use a present value technique for the anticipated future cash flows using certain assumptions including a current discount rate, potential prepayment risks and loan losses. If we were required to sell our loans at a time when we would not otherwise do so, there can be no assurance that management's estimates of fair values would be obtained and losses could be incurred.

At December 31, 2012, our loans were 83% variable-rate at spreads over LIBOR or the prime rate. Increases or decreases in interest rates will generally not have a material impact on the fair value of our variable-rate loans. We had $200.2 million of variable-rate loans at December 31, 2012. The estimated fair value of our variable-rate loans ($182.8 million at December 31, 2012) is dependent upon several factors including changes in interest rates and the market for the type of loans that we have originated.

We had $42.0 million and $45.0 million of fixed-rate loans at December 31, 2012 and 2011, respectively. The estimated fair value of these fixed-rate loans approximates their cost and is dependent upon several factors including changes in interest rates and the market for the types of loans that we have originated. Since changes in market interest rates do not affect the interest rates on our fixed-rate loans, any changes in these rates do not have an immediate impact on our interest income. Our interest rate risk on our fixed-rate loans is primarily related to loan prepayments and maturities.

The average maturity of our loan portfolio is less than its average contractual terms because of prepayments. Assuming market liquidity, the average life of mortgage loans tends to increase when the current mortgage rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when the current mortgage rates are substantially lower than rates on existing mortgage loans (due to refinancings of fixed-rate loans).

**INTEREST RATE SENSITIVITY**

At December 31, 2012 and 2011, we had $200.2 million and $191.1 million of variable-rate loans, respectively, and $80.0 million and $82.7 million of variable-rate debt, respectively. On the difference between our variable-rate loans outstanding and our variable-rate debt ($120.2 million and $108.4 million at December 31, 2012 and 2011, respectively) we have interest rate risk. To the extent variable rates decrease our interest income net of interest expense would decrease.

The sensitivity of our variable-rate loans and debt to changes in interest rates is regularly monitored and analyzed by measuring the characteristics of our assets and liabilities. We assess interest rate risk in terms of the potential effect on interest income net of interest expense in an effort to ensure that we are insulated from any significant adverse effects from changes in interest rates. As a result of our predominantly variable-rate portfolio, our earnings are susceptible to being reduced during periods of lower interest rates. Based on our analysis of the sensitivity of interest income and interest expense at December 31, 2012 and 2011, if the consolidated balance sheet were to remain constant and no actions were taken to alter the existing interest rate sensitivity, each hypothetical 25 basis point reduction in interest rates would have reduced net income (or increased net loss) by approximately $300,000 and $271,000, respectively, on an annual basis. Since LIBOR has already been reduced to historically low levels, further significant negative impacts from lower LIBOR interest rates are not anticipated. In addition, as a REIT, the use of hedging interest rate risk is typically only provided on debt instruments due to potential REIT compliance issues. Benefits derived from hedging strategies not based on debt instruments (*i.e.*, investments) may be deemed bad income for REIT qualification purposes. The use of a hedge strategy (on our debt instruments) would only be beneficial to fix our cost of funds and hedge against rising interest rates.

## DEBT

Our debt was comprised of junior subordinated notes, secured borrowings – government guaranteed loans, SBIC debentures and the Revolver at December 31, 2012. At December 31, 2012 and 2011, $17.2 million and $13.2 million of our consolidated debt had fixed rates of interest and therefore was not affected by changes in interest rates. Our fixed-rate debt is comprised of SBIC debentures. Our variable-rate debt is based on LIBOR and the prime rate and thus subject to adverse changes in market interest rates. Assuming there were no increases or decreases in the balance outstanding under our variable-rate debt at December 31, 2012, each hypothetical 100 basis point increase in interest rates would increase interest expense and therefore decrease net income by approximately $800,000.

The following presents the principal amounts by year of expected maturity, weighted average interest rates and estimated fair values to evaluate the expected cash flows and sensitivity to interest rate changes of our outstanding debt at December 31, 2012 and 2011.

***December 31, 2012***

| | Years Ending December 31, | | | | | | Carrying | Fair |
|---|---|---|---|---|---|---|---|---|
| | 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter | Value | Value (1) |
| | | | | *(Dollars in thousands)* | | | | |
| Fixed-rate debt (2)................ | $ 4,190 | $ - | $ 4,000 | $ - | $ - | $ 9,000 | $ 17,190 | $ 18,027 |
| Variable-rate debt (LIBOR and prime based) (3) (4)....... | 1,932 | 13,173 | 1,312 | 1,353 | 1,397 | 60,811 | 79,978 | 75,499 |
| Totals................................. | $ 6,122 | $ 13,173 | $ 5,312 | $ 1,353 | $ 1,397 | $ 69,811 | $ 97,168 | $ 93,526 |

*(1) The estimated fair value is based on a present value calculation based on prices of the same or similar instruments after considering risk, current interest rates and remaining maturities.*

*(2) The weighted average interest rate of our fixed-rate debt at December 31, 2012 was 4.5%.*

*(3) Principal payments on the secured borrowings are dependent upon cash flows received from the underlying loans. Our estimate of their repayment is based upon scheduled principal payments on the underlying loans. Our estimate will differ from actual amounts to the extent we experience prepayments and/or loan liquidations and charge-offs.*

*(4) The weighted average interest rate of our variable-rate debt at December 31, 2012 was 3.3%.*

*December 31, 2011*

| | Years Ending December 31, | | | | | | Carrying | Fair |
|---|---|---|---|---|---|---|---|---|
| | 2012 | 2013 | 2014 | 2015 | 2016 | Thereafter | Value | Value (1) |
| | | | | (Dollars in thousands) | | | | |
| Fixed-rate debt (2)................ | $ - | $ 4,181 | $ - | $ 4,000 | $ - | $ 5,000 | $ 13,181 | $ 13,763 |
| Variable-rate debt (LIBOR and prime based) (3) (4)....... | 6,104 | 869 | 18,697 | 929 | 961 | 55,120 | 82,680 | 78,205 |
| Totals.............................. | $ 6,104 | $ 5,050 | $ 18,697 | $ 4,929 | $ 961 | $ 60,120 | $ 95,861 | $ 91,968 |

*(1) The estimated fair value is based on a present value calculation based on prices of the same or similar instruments after considering risk, current interest rates and remaining maturities.*

*(2) The weighted average interest rate of our fixed-rate debt at December 31, 2011 was 5.0%.*

*(3) Principal payments on the secured borrowings are dependent upon cash flows received from the underlying loans. Our estimate of their repayment is based upon scheduled principal payments on the underlying loans. Our estimate will differ from actual amounts to the extent we experience prepayments and/or loan losses. The repayment of the 2003 Joint Venture structured notes is shown in the year ending December 31, 2012 based on actual exercise of its "clean-up call" option on February 15, 2012.*

*(4) The weighted average interest rate of our variable-rate debt at December 31, 2011 was 3.2%.*

## Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item 8 is hereby incorporated by reference to our Financial Statements beginning on page F-1 of this Form 10-K.

## Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## Item 9A. CONTROLS AND PROCEDURES

### EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management has evaluated the effectiveness of our disclosure controls and procedures (as defined under rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2012. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms and include controls and procedures designed to ensure the information required to be disclosed by the Company in such reports is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

### MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. We reviewed the results of management's assessment with the Audit Committee of the Board of Trust Managers.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on their assessment, management determined that as of December 31, 2012, the Company's internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as stated in their report which appears herein.

**LIMITATIONS ON THE EFFECTIVENESS OF CONTROLS**

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal controls will prevent all error and fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with associated policies or procedures. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

**CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING**

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**Item 9B. OTHER INFORMATION**

None.

## PART III

### Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 with regard to directors and executive officers of the Company, compliance with Section 16(a) of the Exchange Act, the audit committee of the Board and the audit committee financial expert is hereby incorporated by reference to our definitive proxy statement to be filed with the SEC within 120 days after the year covered by this Form 10-K with respect to the Annual Meeting of Shareholders.

*Code of Ethics*

We have adopted a Code of Business Conduct and Ethics for trust managers, officers and employees which is available on our website at www.pmctrust.com. Shareholders may request a free copy of the Code of Business Conduct and Ethics from:

PMC Commercial Trust
Attention: Investor Relations
17950 Preston Road, Suite 600
Dallas, Texas 75252
(972) 349-3235
www.pmctrust.com

We have also adopted a Code of Ethical Conduct for Senior Financial Officers setting forth a code of ethics applicable to our principal executive officer, principal financial officer and principal accounting officer, which is available on our website at www.pmctrust.com. Shareholders may request a free copy of the Code of Ethical Conduct for Senior Financial Officers from the address and phone number set forth above.

*Corporate Governance Guidelines*

We have adopted Corporate Governance Guidelines which are available on our website at www.pmctrust.com. Shareholders may request a free copy of the Corporate Governance Guidelines from the address and phone number set forth above under "-Code of Ethics."

### Item 11. EXECUTIVE COMPENSATION

The information required by this Item 11 regarding executive compensation and the compensation committee of the Board is hereby incorporated by reference to our definitive proxy statement to be filed with the SEC within 120 days after the year covered by this Form 10-K with respect to the Annual Meeting of Shareholders.

## Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table provides information at December 31, 2012 with respect to our common shares, either options or restricted shares, that may be issued under existing equity compensation plans, all of which have been approved by shareholders.

| | (a) | (b) | (c) |
|---|---|---|---|
| Plan Category | Number of common shares to be issued upon exercise of outstanding options | Weighted average exercise price of outstanding options | Number of common shares remaining available for future issuances under equity compensation plans (excluding shares reflected in column (a)) |
| Equity incentive plans | 112,500 | $8.21 | 231,250 |

Additional information regarding security ownership of certain beneficial owners and management and related shareholder matters is hereby incorporated by reference to our definitive proxy statement to be filed with the SEC within 120 days after the year covered by this Form 10-K with respect to the Annual Meeting of Shareholders.

## Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, DIRECTOR INDEPENDENCE

The information required by this Item 13 regarding certain relationships and related transactions and director independence is hereby incorporated by reference to our definitive proxy statement to be filed with the SEC within 120 days after the year covered by this Form 10-K with respect to the Annual Meeting of Shareholders.

## Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 regarding principal accountant fees and services is hereby incorporated by reference to our definitive proxy statement to be filed with the SEC within 120 days after the year covered by this Form 10-K with respect to the Annual Meeting of Shareholders.

## PART IV

### Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report

(1) Financial Statements -
See index to Financial Statements set forth on page F-1 of this Form 10-K.

(2) Financial Statement Schedule -
Schedule IV - Mortgage Loans on Real Estate

(3) Exhibits -
See Exhibit Index beginning on page E-1 of this Form 10-K.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on our behalf by the undersigned, hereunto duly authorized.

PMC Commercial Trust
By: /s/ Jan F. Salit
Jan F. Salit, *President*

Dated March 18, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ JAN F. SALIT<br>Jan F. Salit | Chairman of the Board of Trust Managers, President, Chief Executive Officer and Secretary (Principal Executive Officer) | March 18, 2013 |
| /s/ BARRY N. BERLIN<br>Barry N. Berlin | Chief Financial Officer and Executive Vice President (Principal Financial and Principal Accounting Officer) | March 18, 2013 |
| /s/ NATHAN COHEN<br>Nathan Cohen | Trust Manager | March 18, 2013 |
| /s/ DR. MARTHA ROSEMORE MORROW<br>Dr. Martha Rosemore Morrow | Trust Manager | March 18, 2013 |
| /s/ BARRY A. IMBER<br>Barry A. Imber | Trust Manager | March 18, 2013 |
| /s/ IRVING MUNN<br>Irving Munn | Trust Manager | March 18, 2013 |

**PMC COMMERCIAL TRUST AND SUBSIDIARIES**
**FORM 10-K**
**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS**



## Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trust Managers of
PMC Commercial Trust:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, equity, and cash flows present fairly, in all material respects, the financial position of PMC Commercial Trust (the "Company") and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control over Financial Reporting," appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Dallas, Texas
March 18, 2013

## PMC COMMERCIAL TRUST AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
***(In thousands, except share data)***

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **ASSETS** | | |
| Loans receivable, net: | | |
| Commercial mortgage loans receivable | $ 125,515 | $ 133,327 |
| SBIC commercial mortgage loans receivable | 47,153 | 32,153 |
| SBA 7(a) loans receivable, subject to secured borrowings | 38,349 | 30,476 |
| SBA 7(a) loans receivable | 27,974 | 22,997 |
| Commercial mortgage loans receivable, subject to structured notes payable | - | 15,474 |
| Loans receivable, net | 238,991 | 234,427 |
| Cash and cash equivalents | 1,230 | 6,502 |
| Real estate owned | 739 | 1,259 |
| Restricted cash and cash equivalents | - | 2,233 |
| Other assets | 6,747 | 6,826 |
| **Total assets** | $ 247,707 | $ 251,247 |
| **LIABILITIES AND EQUITY** | | |
| **Liabilities:** | | |
| Debt: | | |
| Secured borrowings - government guaranteed loans | $ 41,008 | $ 32,546 |
| Junior subordinated notes | 27,070 | 27,070 |
| SBIC debentures payable | 17,190 | 13,181 |
| Revolving credit facility | 11,900 | 17,800 |
| Structured notes payable | - | 5,264 |
| Debt | 97,168 | 95,861 |
| Borrower advances | 5,942 | 3,863 |
| Accounts payable and accrued expenses | 4,078 | 2,095 |
| Dividends payable | 1,293 | 1,692 |
| **Total liabilities** | 108,481 | 103,511 |
| *Commitments and contingencies* | | |
| **Beneficiaries' equity:** | | |
| Common shares of beneficial interest; authorized 100,000,000 shares of $0.01 par value; 11,125,883 and 11,110,883 shares issued at December 31, 2012 and 2011, respectively; 10,589,554 and 10,574,554 shares outstanding at December 31, 2012 and 2011, respectively | 111 | 111 |
| Additional paid-in capital | 153,072 | 152,934 |
| Net unrealized appreciation of retained interests in transferred assets | 278 | 394 |
| Cumulative net income | 173,917 | 176,096 |
| Cumulative dividends | (184,151) | (177,798) |
| **Beneficiaries' equity before treasury stock** | 143,227 | 151,737 |
| Less: Treasury stock; at cost, 536,329 shares at December 31, 2012 and 2011 | (4,901) | (4,901) |
| **Total beneficiaries' equity** | 138,326 | 146,836 |
| Noncontrolling interests - cumulative preferred stock of subsidiary | 900 | 900 |
| **Total equity** | 139,226 | 147,736 |
| **Total liabilities and equity** | $ 247,707 | $ 251,247 |

***The accompanying notes are an integral part of these consolidated financial statements.***

**PMC COMMERCIAL TRUST AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF INCOME (LOSS)**
***(In thousands, except per share data)***

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Revenues:** | | | |
| Interest income | $ 13,896 | $ 13,571 | $ 13,537 |
| Premium income | 1,889 | 1,450 | 709 |
| Other income | 1,280 | 1,055 | 1,217 |
| Total revenues | 17,065 | 16,076 | 15,463 |
| **Expenses:** | | | |
| Salaries and related benefits | 4,273 | 4,329 | 3,927 |
| Strategic alternatives | 3,870 | 778 | - |
| Interest | 3,538 | 3,693 | 4,016 |
| General and administrative | 2,127 | 2,010 | 2,168 |
| Severance and related benefits | 2,114 | - | - |
| Provision for loan losses, net | 1,934 | 460 | 641 |
| Total expenses | 17,856 | 11,270 | 10,752 |
| **Income (loss) before income tax benefit (provision) and discontinued operations, net of tax** | (791) | 4,806 | 4,711 |
| Income tax benefit (provision) | (565) | (114) | 131 |
| **Income (loss) from continuing operations** | (1,356) | 4,692 | 4,842 |
| **Discontinued operations, net of tax** | (823) | (1,045) | (545) |
| **Net income (loss)** | $ (2,179) | $ 3,647 | $ 4,297 |
| ***Weighted average shares outstanding:*** | | | |
| Basic | 10,585 | 10,570 | 10,554 |
| Diluted | 10,585 | 10,584 | 10,570 |
| ***Basic and diluted earnings (loss) per share:*** | | | |
| Income (loss) from continuing operations | $ (0.13) | $ 0.44 | $ 0.46 |
| Discontinued operations, net of tax | (0.08) | (0.10) | (0.05) |
| Net income (loss) | $ (0.21) | $ 0.34 | $ 0.41 |

***The accompanying notes are an integral part of these consolidated financial statements.***

**PMC COMMERCIAL TRUST AND SUBSIDIARIES**

**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)**

***(In thousands)***

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Net income (loss)** | $ (2,179) | $ 3,647 | $ 4,297 |
| Change in unrealized appreciation of retained interests in transferred assets: | | | |
| Net unrealized appreciation (depreciation) arising during period | (5) | 223 | 240 |
| Realized gains included in net income (loss) | (111) | (105) | (24) |
| Change in net unrealized appreciation of retained interests in transferred assets | (116) | 118 | 216 |
| **Comprehensive income (loss)** | $ (2,295) | $ 3,765 | $ 4,513 |

***The accompanying notes are an integral part of these consolidated financial statements.***

**PMC COMMERCIAL TRUST AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010**
***(In thousands, except share and per share data)***

| | Common Shares of Beneficial Interest Outstanding | Par Value | Additional Paid-in Capital | Net Unrealized Appreciation of Retained Interests in Transferred Assets | Cumulative Net Income | Cumulative Dividends | Treasury Stock | Cumulative Preferred Stock of Subsidiary | Total Equity |
|---|---|---|---|---|---|---|---|---|---|
| **Balances, January 1, 2010** | 10,548,354 | $ 111 | $ 152,611 | $ 325 | $ 167,686 | $ (164,274) | $ (4,901) | $ 900 | $ 152,458 |
| Net unrealized appreciation | - | - | - | 216 | - | - | - | - | 216 |
| Cumulative effect adjustment | - | - | - | (265) | 466 | - | - | - | 201 |
| Share-based compensation expense | 9,700 | - | 134 | - | - | - | - | - | 134 |
| Shares issued through exercise of stock options | 1,500 | - | 11 | - | - | - | - | - | 11 |
| Dividends ($0.64 per share) | - | - | - | - | - | (6,757) | - | - | (6,757) |
| Net income | - | - | - | - | 4,297 | - | - | - | 4,297 |
| **Balances, December 31, 2010** | 10,559,554 | 111 | 152,756 | 276 | 172,449 | (171,031) | (4,901) | 900 | 150,560 |
| Net unrealized appreciation | - | - | - | 118 | - | - | - | - | 118 |
| Share-based compensation expense | 15,000 | - | 178 | - | - | - | - | - | 178 |
| Dividends ($0.64 per share) | - | - | - | - | - | (6,767) | - | - | (6,767) |
| Net income | - | - | - | - | 3,647 | - | - | - | 3,647 |
| **Balances, December 31, 2011** | 10,574,554 | 111 | 152,934 | 394 | 176,096 | (177,798) | (4,901) | 900 | 147,736 |
| Net unrealized depreciation | - | - | - | (116) | - | - | - | - | (116) |
| Share-based compensation expense | 15,000 | - | 138 | - | - | - | - | - | 138 |
| Dividends ($0.60 per share) | - | - | - | - | - | (6,353) | - | - | (6,353) |
| Net loss | - | - | - | - | (2,179) | - | - | - | (2,179) |
| **Balances, December 31, 2012** | 10,589,554 | $ 111 | $ 153,072 | $ 278 | $ 173,917 | $ (184,151) | $ (4,901) | $ 900 | $ 139,226 |

***The accompanying notes are an integral part of these consolidated financial statements.***

**PMC COMMERCIAL TRUST AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
***(In thousands)***

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Cash flows from operating activities:** | | | |
| Net income (loss) | $ (2,179) | $ 3,647 | $ 4,297 |
| Adjustments to reconcile net income (loss) to net cash used in operating activities: | | | |
| Impairment losses | 341 | 887 | 325 |
| Net losses (gains) on sales of real estate | 19 | (532) | (78) |
| Deferred income taxes | (218) | (369) | (645) |
| Provision for loan losses, net | 1,934 | 460 | 641 |
| Allowance for accounts receivable | 170 | - | - |
| Unrealized premium adjustment | 1,431 | 1,441 | 1,501 |
| Amortization and accretion, net | (153) | (135) | 231 |
| Share-based compensation | 138 | 178 | 134 |
| Capitalized loan origination costs | (348) | (260) | (316) |
| Loans funded, held for sale | (26,125) | (26,350) | (27,602) |
| Proceeds from sale of guaranteed loans | 18,473 | 15,774 | - |
| Principal collected on loans | 740 | 1,812 | 427 |
| Loan fees remitted, net | (73) | (81) | (20) |
| Change in operating assets and liabilities: | | | |
| Borrower advances | 2,079 | 401 | 1,104 |
| Accounts payable and accrued expenses | 1,922 | (614) | 272 |
| Other liabilities | 60 | (25) | (54) |
| Other assets | 14 | (296) | (321) |
| **Net cash used in operating activities** | (1,775) | (4,062) | (20,104) |
| **Cash flows from investing activities:** | | | |
| Loans funded | (28,036) | (12,002) | (10,838) |
| Principal collected on loans receivable | 27,822 | 19,661 | 20,572 |
| Principal collected on retained interests in transferred assets | 107 | 132 | 200 |
| Purchase of furniture, fixtures, and equipment | (33) | (31) | - |
| Proceeds from sales of real estate owned, net | 716 | 415 | 2,373 |
| Proceeds from (investment in) unconsolidated subsidiary | - | 1,373 | (1,024) |
| Release of (investment in) restricted cash and cash equivalents, net | 2,233 | 3,553 | (1,024) |
| **Net cash provided by investing activities** | 2,809 | 13,101 | 10,259 |
| **Cash flows from financing activities:** | | | |
| Proceeds from issuance of common shares | - | - | 11 |
| Proceeds from (repayment of) revolving credit facility, net | (5,900) | 4,000 | (9,200) |
| Proceeds from issuance of SBIC debentures | 4,000 | 5,000 | - |
| Payment of principal on structured notes payable | (5,265) | (16,893) | (5,404) |
| Proceeds from secured borrowings - government guaranteed loans | 8,498 | 11,639 | 28,445 |
| Payment of principal on secured borrowings - government guaranteed loans | (740) | (1,812) | (427) |
| Redemption of redeemable preferred stock of subsidiary | - | - | (2,000) |
| Payment of borrowing costs | (147) | (326) | - |
| Payment of dividends | (6,752) | (6,787) | (6,776) |
| **Net cash provided by (used in) financing activities** | (6,306) | (5,179) | 4,649 |
| **Net increase (decrease) in cash and cash equivalents** | (5,272) | 3,860 | (5,196) |
| **Cash and cash equivalents, beginning of year** | 6,502 | 2,642 | 7,838 |
| **Cash and cash equivalents, end of year** | $ 1,230 | $ 6,502 | $ 2,642 |

***The accompanying notes are an integral part of these consolidated financial statements.***

# PMC COMMERCIAL TRUST AND SUBSIDIARIES
# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Note 1. Summary of Significant Accounting Policies:**

***Business***

PMC Commercial Trust ("PMC Commercial" or together with its wholly-owned subsidiaries, "we," "us" or "our") was organized in 1993 as a Texas real estate investment trust ("REIT"). Our common shares of beneficial interest ("Common Shares") are traded on the NYSE MKT (symbol "PCC"). We primarily obtain income from the yield and other related fee income earned on our investments from our lending activities. To date, these investments have principally been in the hospitality industry.

***Principles of Consolidation***

The accompanying consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles ("GAAP"). We consolidate entities that we control as well as variable interest entities ("VIEs") for which we are the primary beneficiary. A VIE is an entity for which control is achieved through means other than voting rights. An entity should consolidate a VIE if that entity will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. To the extent we do not have a majority voting interest, we use the equity method to account for investments for which we have the ability to exercise significant influence over operating and financial policies. Consolidated net income includes our share of the net earnings of any VIE for which we are not the primary beneficiary. All material intercompany balances and transactions have been eliminated.

During 2005, PMC Commercial issued notes payable (the "Junior Subordinated Notes") of approximately $27,070,000 due March 30, 2035 to a special purpose subsidiary deemed to be a VIE and recorded our investment in the VIE of $820,000. As a result, our exposure related to the Junior Subordinated Notes is $26,250,000. The Junior Subordinated Notes, included in our consolidated balance sheets, are subordinated to PMC Commercial's existing debt. Since PMC Commercial is not considered to be the primary beneficiary, the VIE is not consolidated in PMC Commercial's financial statements and the equity method is used to account for our investment in the VIE.

***Recently Issued Accounting Pronouncements***

Accounting Standards Concept ("ASC") topic 310 Update 2011-02 ("ASC 2011-02") was issued in April 2011. ASC 2011-02 clarified guidance for loans which have been restructured, on a creditor's evaluation of whether (1) it has granted a concession and (2) a debtor is experiencing financial difficulties. ASC 2011-02 was effective for the first interim or annual period beginning on or after June 15, 2011, and has been applied retrospectively to the beginning of the annual period of adoption. As a result of adopting the amendments in ASC 2011-02, we reassessed all restructurings that occurred on or after January 1, 2011 for identification as troubled debt restructurings. We identified as troubled debt restructurings certain loans receivable for which the loan loss reserves had previously been measured under a general loan loss methodology. Upon identifying these loans receivable as troubled debt restructurings we identified them as impaired under the guidance in Section 310-10-35. The amendments of ASC 2011-02 required prospective application of the impairment measurement guidance in Section 310-10-35 for those loans receivable newly identified as impaired.

ASC topic 820 Update 2011-04 ("ASC 2011-04"); Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP, was issued in May 2011. This ASU provided additional guidance on fair value measurements and required additional fair value disclosures including quantitative and qualitative information for recurring Level 3 fair value measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. This ASU was effective for interim and annual periods beginning after December 15, 2011. As a result of adopting the amendments in ASC 2011-04, we provided additional fair value disclosure as considered necessary.

***Loans Receivable, net***

We primarily originate loans to small businesses collateralized by first liens on the real estate of the related business. Loans receivable are carried at their unamortized principal balance less net loan origination fees, discounts and loan loss reserves. For loans originated under the Small Business Administration's ("SBA") 7(a) Guaranteed Loan Program ("SBA 7(a) Program") upon sale of the SBA guaranteed portion of the loans which are accounted for as sales, the unguaranteed portion of the loan retained by us is valued on a fair value basis and a discount (the "Retained Loan Discount") is recorded as a reduction in basis of the retained portion of the loan.

We have a quarterly review process to identify and evaluate potential exposure to loan losses. Loans that require specific identification review are identified based on one or more negative characteristics including, but not limited to, non-payment or lack of timely payment of principal and/or interest, non-payment or lack of timely payment of property taxes for an extended period of time, insurance defaults and/or franchise defaults. The specific identification evaluation begins with an evaluation of the estimated fair value of the loan. In determining estimated fair value, management utilizes the present value of the expected future cash flows discounted at the loan's effective interest rate and/or an estimation of underlying collateral values using appraisals, broker price opinions, tax assessed values and/or revenue analysis. Management uses appraisals as tools in conjunction with other determinants of collateral value to estimate collateral values, not as the sole determinant of value due to the current economic environment. The property valuation takes into consideration current information on property values in general and value changes in commercial real estate and/or hospitality properties. The probability of liquidation is then determined. These probability determinations include macroeconomic factors, the location of the property and economic environment where the property is located, industry specific factors relating primarily to the hospitality industry, our historical experience with similar borrowers and/or individual borrower or collateral characteristics, and in certain circumstances, the strength of the guarantors. The liquidation probability is then applied to the identified loss exposure to determine the general or specific reserve for that loan and the ultimate determination as to whether it is considered impaired.

***Real Estate Owned ("REO")***

REO consists of properties acquired by foreclosure in partial or total satisfaction of non-performing loans. REO acquired in satisfaction of a loan is recorded at estimated fair value less estimated costs to sell the property at the date of foreclosure. Any excess of the carrying value of the loan over the estimated fair value of the property less estimated costs to sell is charged-off to the loan loss reserve when title to the property is obtained. Any excess of the estimated fair value of the property less estimated costs to sell and the carrying value of the loan is recorded as gain on foreclosure within discontinued operations when title to the property is obtained. Subsequent to foreclosure, REO is valued at the lower of cost or market. Any impairment losses and operating costs subsequent to foreclosure are recorded within discontinued operations.

***Cash and Cash Equivalents***

We generally consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Generally, we maintain cash and cash equivalents in accounts in excess of federally insured limits with a financial institution. We regularly monitor the financial institution and do not believe a significant credit risk is associated with the deposits in excess of federally insured amounts.

***Restricted Cash and Cash Equivalents***

Represented the collection and cash reserve accounts required to be held on behalf of the structured noteholders as collateral pursuant to the securitization transaction documents. Cash reserve accounts were required to be used to repay the structured noteholders pursuant to the transaction documents.

***Deferred Borrowing Costs***

Costs incurred in connection with the issuance of debt are capitalized and are being amortized to expense over the life of the related obligation using the effective interest method. Deferred borrowing costs are included in other assets on our consolidated balance sheets.

***Borrower Advances***

In general, as part of the monitoring process to verify that the borrowers' cash equity is utilized for its intended purpose, we receive deposits from our borrowers and release funds upon presentation of appropriate documentation. Funds held on behalf of borrowers are included as a liability on the consolidated balance sheets.

***Revenue Recognition Policies***

**Interest Income**

Interest income includes interest earned on loans and our short-term investments and the amortization of net loan origination fees and discounts. Interest income on loans is accrued as earned with the accrual of interest suspended when the related loan becomes a non-accrual loan. A loan receivable is generally classified as non-accrual (a "Non-Accrual Loan") if (1) it is past due as to payment of principal or interest for a period of 60 days or more, (2) any portion of the loan is classified as doubtful or is charged-off or (3) if the repayment in full of the principal and/or interest is in doubt. Generally, loans are charged-off when management determines that we will be unable to collect any remaining amounts due under the loan agreement, either through liquidation of collateral or other means. Interest income on a Non-Accrual Loan is recognized on either the cash basis or the cost recovery basis.

Origination fees and direct loan origination costs, net, are deferred and recognized as an adjustment of yield over the life of the related loan receivable using the effective interest method. Direct origination costs include broker fees paid, if any, and capitalization of allocated payroll costs in originating the loan.

For loans recorded with a Retained Loan Discount, these discounts are recognized as an adjustment of yield over the life of the related loan receivable using the effective interest method.

**Premium Income**
We sell the government guaranteed portion of our SBA 7(a) Program loans to investors. These government guaranteed portions may be sold for (1) a cash premium and the minimum 1% SBA required servicing spread, (2) future servicing spread greater than 1% and no cash premium or (3) future servicing spread greater than 1% and a 10% cash premium. The government guaranteed portion of loans sold for a cash premium and the minimum 1% SBA required servicing spread are recorded as sales *(i.e.,* we record premium income). Premium income represents the difference between the relative fair value attributable to the sale of the government guaranteed portion of a loan originated under the SBA 7(a) Program for a cash premium and the SBA required 1% servicing spread and the principal balance (cost) allocated to the loan. We are required to permanently treat certain of the proceeds received from legally sold portions of loans (those loans sold solely for excess spread and those sold for a cash premium and excess spread) as secured borrowings (a liability on our consolidated balance sheet) for the life of the loan. To the extent secured borrowings include cash premiums, these premiums are amortized as a reduction to interest expense over the life of the loan using the effective interest method and any remaining balance is fully amortized when the loan is repaid in full.

**Other Income**
Other income consists primarily of servicing income, prepayment fees, income from retained interests in transferred assets and other loan related income. Servicing income represents the fees we receive for servicing the sold portion of our SBA 7(a) Program loans and is recognized as revenue when the services are performed. Historically, we also recorded servicing income for fees received for servicing loans of our off-balance sheet securitizations. Prepayment fees are recognized as revenue when loans are prepaid and the fee is received. Income from retained interests in transferred assets represents the accretion (recognized using the effective interest method) on our retained interests which is determined based on estimates of future cash flows. Other loan related fees, including late fees, are recognized as revenue when chargeable, assuming collectibility is reasonably assured.

***Income Taxes***
We have elected to be taxed as a REIT under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent we qualify for taxation as a REIT, we generally will not be subject to a Federal corporate income tax on our taxable income that is distributed to our shareholders. We may, however, be subject to certain Federal excise taxes and state and local taxes on our income and property. If PMC Commercial fails to qualify as a REIT in any taxable year, it will be subject to Federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and will not be able to qualify as a REIT for four subsequent taxable years. In order to remain qualified as a REIT under the Code, we must satisfy various requirements in each taxable year, including, among others, limitations on share ownership, asset diversification, sources of income, and the distribution of at least 90% of our taxable income within the specified time in accordance with the Code.

PMC Commercial has wholly-owned taxable REIT subsidiaries ("TRS's") which are subject to Federal income taxes. The income generated from the taxable REIT subsidiaries is taxed at normal corporate rates. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

We have established a policy on classification of penalties and interest related to audits of our Federal and state income tax returns. If incurred, our policy for recording interest and penalties associated with audits will be to record such items as a component of income before income tax benefit (provision) and discontinued operations. Penalties, if incurred, will be recorded in general and administrative expense and interest paid or received will be recorded in interest expense or interest income, respectively, in the consolidated statements of income (loss).

***Earnings (Loss) per Share ("EPS")***
EPS is computed by dividing net income (loss) by the weighted-average number of shares outstanding. Diluted EPS includes the dilutive effect, if any, of share-based compensation awards.

***Distributions to Shareholders***
Distributions to shareholders are recorded on the ex-dividend date.

***Share-Based Compensation Plans***
We have options outstanding and issue restricted shares under share-based compensation plans described more fully in Note 14. We use fair value recognition provisions to account for all awards granted, modified or settled.

*Use of Estimates*
The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from our estimates. Our most sensitive estimates involve determination of loan loss reserves and valuation of our real estate owned.

**Note 2. Loans Receivable, net:**

Loans receivable, net, consisted of the following:

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | *(In thousands)* | |
| Commercial mortgage loans | $ 128,401 | $ 134,835 |
| SBIC commercial mortgage loans | 47,621 | 32,416 |
| SBA 7(a) loans, subject to secured borrowings | 37,909 | 30,151 |
| SBA 7(a) loans | 28,196 | 23,238 |
| Commercial mortgage loans, subject to structured notes payable (1) | - | 15,474 |
| Total loans receivable | 242,127 | 236,114 |
| Add/(deduct): | | |
| Deferred capitalized costs, net | 277 | 125 |
| Loan loss reserves | (3,413) | (1,812) |
| Loans receivable, net | $ 238,991 | $ 234,427 |

*(1) We repaid the remaining 2003 Joint Venture structured notes on February 15, 2012.*

*Commercial mortgage loans*
Represents the loans held by the parent company, PMC Commercial Trust.

*SBIC commercial mortgage loans*
Represents loans of our licensed Small Business Investment Company ("SBIC") subsidiaries.

*SBA 7(a) loans, subject to secured borrowings*
Represents the government guaranteed portion of loans which were sold with the proceeds received from the sale reflected as secured borrowings – government guaranteed loans (a liability on our consolidated balance sheet). There is no credit risk associated with these loans since the SBA has guaranteed payment of the principal; therefore, no loan loss reserves are recorded on the $37.9 million and $30.2 million, respectively, of government guaranteed portions of these SBA 7(a) loans included in loans receivable at December 31, 2012 and 2011.

*SBA 7(a) loans*
Represents the non-government guaranteed retained portion of loans originated under the SBA 7(a) Program and the government guaranteed portion of loans that have not yet been fully funded or sold. The balance is net of Retained Loans Discounts of $2.1 million and $1.6 million at December 31, 2012 and 2011, respectively.

*Commercial mortgage loans, subject to structured notes payable*
Represented loans contributed to a special purpose entity in exchange for a subordinated financial interest in that entity. The collateral of the structured notes payable included these loans. The structured notes were repaid on February 15, 2012.

*Concentration Risks*

We have certain concentrations of investments. Substantially all of our revenue is generated from loans collateralized by hospitality properties. At December 31, 2012, our loans were 94% concentrated in the hospitality industry. Any economic factors that negatively impact the hospitality industry, including recessions, depressed commercial real estate markets, travel restrictions, bankruptcies or other political or geopolitical events, could have a material adverse effect on our financial condition and results of operations.

At December 31, 2012 and 2011, 15% and 18%, respectively, of our loans were collateralized by properties in Texas. No other state had a concentration of 10% or greater of our loans receivable at December 31, 2012 or 2011. A decline in economic conditions in any state in which we have a concentration of investments could have a material adverse effect on our financial condition and results of operations.

We have not loaned more than 10% of our assets to any single borrower; however, we have an affiliated group of obligors representing approximately 5% of our loans receivable at December 31, 2012. Any significant decline in the financial status of this group could have a material adverse effect on our financial condition and results of operations.

*Aging*

The following tables represent an aging of our Loans Receivable Subject To Credit Risk (loans receivable less SBA 7(a) loans, subject to secured borrowings, as the SBA has guaranteed payment of principal on these loans). Balances are prior to loan loss reserves and deferred capitalized costs, net.

| December 31, 2012 | | | | | | |
|---|---|---|---|---|---|---|
| Category | Totals | | Commercial Mortgage Loans | | SBA 7(a) Loans | |
| | | | *(Dollars in thousands)* | | | |
| Current (1) | $ 198,282 | 97.1% | $ 170,429 | 96.8% | $ 27,853 | 98.8% |
| Between 30 and 59 days delinquent (2) | 2,824 | 1.4% | 2,482 | 1.4% | 342 | 1.2% |
| Between 60 and 89 days delinquent | 1 | - | - | - | 1 | - |
| Over 89 days delinquent (3) | 3,111 | 1.5% | 3,111 | 1.8% | - | - |
| | $ 204,218 | 100.0% | $ 176,022 | 100.0% | $ 28,196 | 100.0% |

*(1) Includes $7.6 million of commercial mortgage loans classified as troubled debt restructurings which are current at December 31, 2012 based on revised note terms.*

*(2) Includes $2.3 million of loans classified as troubled debt restructurings. We are currently in the process of foreclosing on the collateral underlying an SBA 7(a) Program loan – a limited service hospitality property - with a principal balance of $211,000 (excluding the government guaranteed portion as it was sold as a hybrid).*

*(3) Loans are classified as troubled debt restructurings. We are currently in the process of foreclosing on the collateral underlying these loans – two limited service hospitality properties.*

| December 31, 2011 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Category | Totals | | | Commercial Mortgage Loans | | | SBA 7(a) Loans | | |
| | | | | *(Dollars in thousands)* | | | | | |
| Current (1) | $ | 202,217 | 98.2% | $ | 179,497 | 98.2% | $ | 22,720 | 97.7% |
| Between 30 and 59 days delinquent | | 1,224 | 0.6% | | 1,090 | 0.6% | | 134 | 0.6% |
| Between 60 and 89 days delinquent | | 696 | 0.3% | | 696 | 0.4% | | - | - |
| Over 89 days delinquent (2) | | 1,826 | 0.9% | | 1,442 | 0.8% | | 384 | 1.7% |
| | $ | 205,963 | 100.0% | $ | 182,725 | 100.0% | $ | 23,238 | 100.0% |

*(1) Includes $6.3 million of loans classified as troubled debt restructurings which were current based on revised note terms. Of these loans, $5.6 million were paying interest only.*

*(2) Includes a $1.4 million loan on which the borrowers filed for Chapter 11 Bankruptcy. We were classified as a secured creditor in the bankruptcy proceedings.*

*Loan Loss Reserves*

Management closely monitors our loans which require evaluation for loan loss reserves based on specific identification metrics which are classified into three categories: Doubtful, Substandard and Other Assets Especially Mentioned ("OAEM") (together "Specific Identification Loans"). Loans classified as Doubtful are generally loans which are not complying with their contractual terms, the collection of the balance of the principal is considered impaired and on which the fair value of the collateral is less than the remaining unamortized principal balance. These loans are typically placed on non-accrual status and are generally in the foreclosure process. Loans classified as Substandard are generally those loans that are either not complying or had previously not complied with their contractual terms and have other credit weaknesses which may make payment default or principal exposure likely but not yet certain. Loans classified as OAEM are generally loans for which the credit quality of the borrowers has temporarily deteriorated. Typically the borrowers are current on their payments; however, they may be delinquent on their property taxes, insurance, or franchise fees or may be under agreements which provide for interest only payments during a short period of time.

Management has classified our Loans Receivable Subject To Credit Risk as follows (balances represent our investment in the loans prior to loan loss reserves and deferred commitment fees):

| December 31, 2012 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Totals | | % | Commercial Mortgage Loans | | % | SBA 7(a) Loans | | % |
| | | | | *(Dollars in thousands)* | | | | | |
| Satisfactory | $ | 187,749 | 92.0% | $ | 159,994 | 90.9% | $ | 27,755 | 98.5% |
| OAEM | | 81 | - | | - | - | | 81 | 0.3% |
| Substandard | | 13,043 | 6.4% | | 12,917 | 7.3% | | 126 | 0.4% |
| Doubtful | | 3,345 | 1.6% | | 3,111 | 1.8% | | 234 | 0.8% |
| | $ | 204,218 | 100.0% | $ | 176,022 | 100.0% | $ | 28,196 | 100.0% |

| | December 31, 2011 | | | | | |
|---|---|---|---|---|---|---|
| | Totals | % | Commercial Mortgage Loans | % | SBA 7(a) Loans | % |
| | | | (Dollars in thousands) | | | |
| Satisfactory | $ 189,836 | 92.2% | $ 167,397 | 91.6% | $ 22,439 | 96.6% |
| OAEM | 3,354 | 1.6% | 3,317 | 1.8% | 37 | 0.1% |
| Substandard | 10,790 | 5.2% | 10,569 | 5.8% | 221 | 1.0% |
| Doubtful | 1,983 | 1.0% | 1,442 | 0.8% | 541 | 2.3% |
| | $ 205,963 | 100.0% | $ 182,725 | 100.0% | $ 23,238 | 100.0% |

Our provision for loan losses (excluding reductions and recoveries of loan losses) as a percentage of our weighted average Loans Receivable Subject To Credit Risk was 1.25% and 0.40% during 2012 and 2011, respectively. Whenever our borrowers experience significant operating difficulties and we are forced to liquidate the collateral underlying the loan, future losses may be substantial.

During the five-year period ended December 31, 2012, our aggregate provision for loan losses, net, was approximately $4.5 million or 46 basis points per year based on the five-year average of our Loans Receivable Subject To Credit Risk. Our total loan loss reserves as a percentage of our weighted average Loans Receivable Subject To Credit Risk were 1.70% at December 31, 2012.

The activity in our loan loss reserves was as follows:

| | Year Ended December 31, 2012 | | |
|---|---|---|---|
| | Total | Commercial Mortgage Loans | SBA 7(a) Loans |
| | | (In thousands) | |
| Balance, beginning of year | $ 1,812 | $ 1,329 | $ 483 |
| Provision for loan losses | 2,505 | 2,219 | 286 |
| Reduction of loan losses | (104) | (70) | (34) |
| Recoveries | (467) | (467) | - |
| Principal balances written-off, net | (333) | (161) | (172) |
| Balance, end of year | $ 3,413 | $ 2,850 | $ 563 |

Recoveries represent cash proceeds from collections on personal loan guarantees to the extent there is a deficiency after foreclosure of the real property collateral and to the extent cash received does not exceed realized losses taken on the property.

| | Year Ended December 31, 2011 | | |
|---|---|---|---|
| | Total | Commercial Mortgage Loans | SBA 7(a) Loans |
| | | (In thousands) | |
| Balance, beginning of year | $ 1,609 | $ 1,303 | $ 306 |
| Provision for loan losses | 826 | 429 | 397 |
| Reduction of loan losses | (366) | (342) | (24) |
| Principal balances written-off | (257) | (61) | (196) |
| Balance, end of year | $ 1,812 | $ 1,329 | $ 483 |

| | Year Ended December 31, 2010 | | |
|---|---|---|---|
| | Total | Commercial Mortgage Loans | SBA 7(a) Loans |
| | | *(In thousands)* | |
| Balance, beginning of year | $ 1,257 | $ 1,055 | $ 202 |
| Provision for loan losses | 1,019 | 607 | 412 |
| Reduction of loan losses | (378) | (309) | (69) |
| Consolidation of the 2000 Joint Venture and the 1998 Partnership reserves | 184 | 184 | - |
| Principal balances written-off | (473) | (234) | (239) |
| Balance, end of year | $ 1,609 | $ 1,303 | $ 306 |

*Impaired Loan Data*

Information on those loans considered to be impaired was as follows:

| | At December 31, 2012 | | |
|---|---|---|---|
| | Total | Commercial Mortgage Loans | SBA 7(a) Loans |
| | | *(In thousands)* | |
| Impaired loans requiring reserves (1) | $ 10,927 | $ 10,049 | $ 878 |
| Impaired loans expected to be fully recoverable (1) | 2,244 | 2,123 | 121 |
| Total impaired loans (2) | $ 13,171 | $ 12,172 | $ 999 |
| Loan loss reserves | $ 1,535 | $ 1,382 | $ 153 |

| | At December 31, 2011 | | |
|---|---|---|---|
| | Total | Commercial Mortgage Loans | SBA 7(a) Loans |
| | | *(In thousands)* | |
| Impaired loans requiring reserves (1) | $ 7,411 | $ 7,027 | $ 384 |
| Impaired loans expected to be fully recoverable (1) | 846 | 689 | 157 |
| Total impaired loans (3) | $ 8,257 | $ 7,716 | $ 541 |
| Loan loss reserves | $ 563 | $ 372 | $ 191 |

| | At December 31, 2010 | | |
|---|---|---|---|
| | Total | Commercial Mortgage Loans | SBA 7(a) Loans |
| | | *(In thousands)* | |
| Impaired loans requiring reserves (1) | $ 687 | $ 419 | $ 268 |
| Impaired loans expected to be fully recoverable (1) | 228 | 228 | - |
| Total impaired loans (4) | $ 915 | $ 647 | $ 268 |
| Loan loss reserves | $ 219 | $ 25 | $ 194 |

*(1) Balances represent our recorded investment. For 2012 and 2011, includes loans classified as troubled debt restructurings.*

*(2) The unpaid principal balance of our impaired commercial mortgage loans was $12,704,000 at December 31, 2012. The unpaid principal balance of our impaired SBA 7(a) loans (excluding the government guaranteed portion) was $362,000 at December 31, 2012.*

*(3) The unpaid principal balance of our impaired commercial mortgage loans was $7,940,000 at December 31, 2011. The unpaid principal balance of our impaired SBA 7(a) loans (excluding the government guaranteed portion) was $593,000 at December 31, 2011.*

*(4) The unpaid principal balance of our impaired commercial mortgage loans was $678,000 at December 31, 2010. The unpaid principal balance of our impaired SBA 7(a) loans (excluding the government guaranteed portion) was $288,000 at December 31, 2010.*

| | Year Ended December 31, 2012 | | |
|---|---|---|---|
| | Total | Commercial Mortgage Loans | SBA 7(a) Loans |
| | | *(In thousands)* | |
| Average impaired loans | $ 9,895 | $ 9,116 | $ 779 |
| Interest income on impaired loans | $ 372 | $ 359 | $ 13 |

| | Year Ended December 31, 2011 | | |
|---|---|---|---|
| | Total | Commercial Mortgage Loans | SBA 7(a) Loans |
| | | *(In thousands)* | |
| Average impaired loans | $ 8,176 | $ 7,610 | $ 566 |
| Interest income on impaired loans | $ 290 | $ 271 | $ 19 |

| | Year Ended December 31, 2010 | | |
|---|---|---|---|
| | Total | Commercial Mortgage Loans | SBA 7(a) Loans |
| | | *(In thousands)* | |
| Average impaired loans | $ 4,317 | $ 3,558 | $ 759 |
| Interest income on impaired loans | $ 114 | $ 89 | $ 25 |

Our recorded investment in Non-Accrual Loans at December 31, 2012 of $5,768,000 was comprised of an $855,000 SBA 7(a) Program loan and $4,913,000 of commercial mortgage loans. Included within the non-accrual SBA 7(a) loan is the government guaranteed portion of $634,000 (i.e., the loan has a related secured borrowing as it was sold as a hybrid) on which we have no credit loss exposure. The collateral securing the majority of our Non-Accrual Loans at December 31, 2012 is currently in the process of foreclosure. Our recorded investment in Non-Accrual Loans at December 31, 2011 of $1,820,000 was comprised of $384,000 of SBA 7(a) Program loans and $1,436,000 of commercial mortgage loans. We did not have any loans receivable past due 90 days or more which were accruing interest at December 31, 2012 or 2011.

Information on our troubled debt restructurings was as follows at December 31, 2012 and 2011:

| | December 31, 2012 | | | |
|---|---|---|---|---|
| | Commercial Mortgage Loans | | SBA 7(a) Loan | |
| | Recorded Investment | Unpaid Principal Balance | Recorded Investment | Unpaid Principal Balance |
| | *(In thousands)* | | | |
| Troubled debt restructurings requiring reserves (1) | $ 10,049 | $ 10,531 | $ 854 | $ 846 |
| Troubled debt restructurings without reserves | 2,123 | 2,172 | - | - |
| Total troubled debt restructurings | $ 12,172 | $ 12,703 | $ 854 | $ 846 |
| Number of loans | 8 | | 1 | |
| Loan loss reserves | $ 1,382 | | $ 130 | |

*(1) The SBA 7(a) loan recorded investment and unpaid principal balance includes the government guaranteed portion of $634,000 on which we have no credit loss exposure. This loan is no longer complying with its modified terms, including lack of required payments. We are currently in the process of foreclosing on the collateral underlying this loan.*

Loans with a recorded investment at December 31, 2012 of $4.8 million were modified voluntarily under agreements to allow extended interest only periods instead of the principal and interest payments required by the notes. In addition, loans with a recorded investment at December 31, 2012 of $6.0 million were modified involuntarily through Chapter 11 bankruptcy proceedings. The bankruptcy plans were confirmed with modified terms including interest only and amortization periods or modification of timing of payments combined with interest rate adjustments. Of these, $3.1 million of loans are no longer complying with their modified terms, including lack of required payments. We are currently in the process of foreclosing on the collateral underlying these loans.

| | December 31, 2011 | |
|---|---|---|
| | Commercial Mortgage Loans | |
| | Recorded Investment | Unpaid Principal Balance |
| | *(In thousands)* | |
| Troubled debt restructurings requiring reserves | $ 5,591 | $ 5,730 |
| Troubled debt restructurings without reserves | 689 | 749 |
| Total troubled debt restructurings | $ 6,280 | $ 6,479 |
| Number of loans | 4 | |
| Loan loss reserves | $ 236 | |

The modifications were primarily extended interest only periods; however, for one loan the borrower filed Chapter 11 Bankruptcy and the plan was confirmed with modified terms included an extended only interest period and re-amortization. In addition, the interest rate was reduced on one of the commercial mortgage loans with an extended interest only period.

**Note 3. Other Assets:**

Other assets consisted of the following:

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| | *(In thousands)* | |
| Deferred tax asset, net | $ 1,626 | $ 1,409 |
| Servicing asset, net | 1,261 | 979 |
| Deferred borrowing costs, net | 1,218 | 1,128 |
| Investment in VIE | 820 | 820 |
| Retained interests in transferred assets | 773 | 996 |
| Interest receivable | 620 | 710 |
| Prepaid expenses and deposits | 330 | 303 |
| Other | 99 | 481 |
| | $ 6,747 | $ 6,826 |

**Note 4. Debt:**

Information on our debt was as follows:

| | Carrying Value at December 31, (1) | | Weighted Average Coupon Rate at December 31, | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| | *(Dollars in thousands, except footnotes)* | | | |
| *Secured borrowings - government guaranteed loans:* | | | | |
| Loans sold for a premium and excess spread - principal | $ 32,062 | $ 24,174 | 4.09% | 4.15% |
| Loans sold for a premium and excess spread - deferred premiums | 3,099 | 2,395 | - | - |
| Loans sold for excess spread | 5,847 | 5,977 | 1.58% | 1.58% |
| | 41,008 | 32,546 | | |
| Junior subordinated notes | 27,070 | 27,070 | 3.61% | 3.62% |
| Debentures payable | 17,190 | 13,181 | 4.47% | 4.99% |
| Revolving credit facility (2) | 11,900 | 17,800 | 2.30% | 2.47% |
| Structured notes payable (3) | - | 5,264 | NA | 3.08% |
| Debt | $ 97,168 | $ 95,861 | | |

*(1) The face amount of debt as of December 31, 2012 and 2011 was $97,168,000 and $95,870,000, respectively.*

*(2) Proceeds on the revolving credit facility were $48,300,000, $41,800,000 and $34,650,000 during the years ended December 31, 2012, 2011 and 2010, respectively. Repayments on the revolving credit facility were $54,200,000, $37,800,000 and $43,850,000 during the years ended December 31, 2012, 2011 and 2010, respectively.*

*(3) We repaid the structured notes on February 15, 2012.*

*Secured borrowings – government guaranteed loans*

Secured borrowings – government guaranteed loans represents sold SBA 7(a) Program loans which are treated as secured borrowings if the loans were sold solely for excess spread or if the loans were sold for excess spread and a cash premium of 10%. To the extent secured borrowings include cash premiums, these premiums are included in secured borrowings and amortized as a reduction to interest expense over the life of the loan using the effective interest method and fully amortized when the loan is repaid in full.

*Junior subordinated notes*
The Junior Subordinated Notes bear interest at a floating rate which resets on a quarterly basis at the 90-day LIBOR plus 3.25%. The Junior Subordinated Notes may be redeemed at par at our option. Interest payments are due on a quarterly basis.

*Debentures payable*
Debentures represent amounts due to the SBA and have semi-annual interest only payments until maturity.

*Revolving credit facility*
PMC Commercial has a revolving credit facility which expires on June 30, 2014. The amount available under the revolving credit facility automatically increased on January 1, 2013 from $35 million to $40 million. We are charged interest on the balance outstanding under the revolving credit facility at our election of either the prime rate of the lender less 50 basis points or the 30-day LIBOR plus 2%. In addition, we are charged an unused fee equal to 37.5 basis points computed based on our daily available balance. The credit facility requires us to meet certain covenants. We have a minimum net worth covenant within our credit facility that may limit our ability to pay dividends. The minimum net worth covenant is $134.5 million at December 31, 2012 and $132.0 million from January 1, 2013 and thereafter. At December 31, 2012, we were in compliance with the covenants of this facility.

*Structured notes payable*
Structured notes payable were collateralized by the loans of the securitizations.

Principal payments on, and estimated amortization of, our debt at December 31, 2012 was as follows:

| Years Ending December 31, | Total | Secured Borrowings: Principal (1) | Secured Borrowings: Deferred Premiums (2) | All Other Debt (3) |
|---|---|---|---|---|
| | | *(In thousands)* | | |
| 2013 | $ 6,122 | $ 1,717 | $ 215 | $ 4,190 |
| 2014 | 13,173 | 1,121 | 152 | 11,900 |
| 2015 | 5,312 | 1,160 | 152 | 4,000 |
| 2016 | 1,353 | 1,201 | 152 | - |
| 2017 | 1,397 | 1,245 | 152 | - |
| Thereafter | 69,811 | 31,465 | 2,276 | 36,070 |
| | $ 97,168 | $ 37,909 | $ 3,099 | $ 56,160 |

(1) *Principal payments are generally dependent upon cash flows received from the underlying loans. Our estimate of their repayment is based on scheduled principal payments on the underlying loans. Our estimate will differ from actual amounts to the extent we experience prepayments and/or loan liquidations or charge-offs. No payment is due unless payments are received from the borrowers on the underlying loans.*
(2) *Represents cash premiums collected on loans sold for excess spread and a cash premium of 10% which are amortized as a reduction to interest expense over the life of the loan. Our estimate of their amortization will differ from actual amounts to the extent we experience prepayments and/or loan liquidations or charge-offs.*
(3) *Includes the revolving credit facility, junior subordinated notes and debentures payable.*

During 2012, 2011 and 2010 interest paid was $3,495,000, $3,733,000, and $3,791,000, respectively.

**Note 5. Cumulative Preferred Stock of Subsidiary:**

One of our SBICs has outstanding 30,000 shares of $100 par value, 3% cumulative preferred stock (the "3% Preferred Stock") held by the SBA. Our SBIC is entitled to redeem, in whole or part, the 3% Preferred Stock by paying the par value ($3.0 million) of these securities plus dividends accumulated and unpaid on the date of redemption. While the 3% Preferred Stock may be redeemed, redemption is not mandatory. The 3% Preferred Stock was valued at $900,000 when acquired in 2004. Dividends of $90,000 were recorded on the 3% Preferred Stock during 2012, 2011 and 2010 and are reflected in our consolidated statements of income as interest expense.

**Note 6. EPS:**

The computations of basic EPS are based on our weighted average shares outstanding. The weighted average number of common shares outstanding was 10,585,000, 10,570,000 and 10,554,000 for the years ended December 31, 2012, 2011 and 2010, respectively. For purposes of calculating diluted earnings per share, the weighted average shares outstanding were increased by 14,000 and 16,000 shares during 2011 and 2010, respectively, for the dilutive effect of share options. No shares were added to the weighted average shares outstanding for purposes of calculating diluted earnings per share during 2012 as options were anti-dilutive.

Not included in the computation of diluted earnings per share were outstanding options to purchase 112,500, 81,000 and 77,000 common shares during 2012, 2011 and 2010, respectively, because the options' exercise prices were greater than the average market price of the shares.

**Note 7. Dividends Paid and Declared:**

During 2012, our dividends were declared as follows:

| Record Date | Date Paid | Amount Per Share |
|---|---|---|
| March 30, 2012 | April 9, 2012 | $ 0.16 |
| June 29, 2012 | July 9, 2012 | 0.16 |
| September 28, 2012 | October 9, 2012 | 0.16 |
| December 31, 2012 | January 7, 2013 | 0.12 |
| | | $ 0.60 |

We have a covenant within our revolving credit facility that limits our ability to pay dividends. This restriction has not historically limited the amount of dividends we have paid and management does not believe that it will restrict future dividend payments.

**Note 8. Other Income:**

Other income consisted of the following:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | | *(In thousands)* | |
| Servicing income | $ 499 | $ 399 | $ 344 |
| Prepayment fees | 279 | 118 | 378 |
| Loan related income | 221 | 196 | 226 |
| Retained interests in transferred assets | 189 | 215 | 163 |
| Other | 92 | 127 | 106 |
| | $ 1,280 | $ 1,055 | $ 1,217 |

**Note 9. Severance and Related Benefits:**

In October 2012, we entered into a mutual separation agreement with our former Chief Executive Officer under which the former Chief Executive Officer stepped down as an employee and agreed to serve as a consultant to us for a one-year period. In connection with this separation agreement, we recorded severance and related benefits expense of $2,114,000.

Included within accounts payable and accrued expenses on our consolidated balance sheet is the remaining liability for severance payments of $1,806,000.

**Note 10. Income Taxes:**

PMC Commercial has elected to be taxed as a REIT under the Code. To qualify as a REIT, PMC Commercial must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our taxable income to our shareholders. As a REIT, PMC Commercial generally will not be subject to corporate level Federal income tax on net income that is currently distributed to shareholders.

The following reconciles net income (loss) to REIT taxable income (loss):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | | *(In thousands)* | |
| Net income (loss) | $ (2,179) | $ 3,647 | $ 4,297 |
| Book/tax differences: | | | |
| Gains related to real estate | - | (235) | 387 |
| Strategic alternatives | (678) | 678 | - |
| Impairment losses | 300 | 804 | 317 |
| Severance accrual (payments) | 1,777 | (100) | (33) |
| Amortization and accretion | (188) | (68) | (102) |
| Loan valuation | 1,403 | 184 | (241) |
| Other, net | 157 | 8 | (174) |
| Subtotal | 592 | 4,918 | 4,451 |
| Adjustment for TRS net loss (income), net of tax | (840) | (131) | 340 |
| Dividend distribution from TRS | - | 1,000 | 300 |
| REIT taxable income (loss) | $ (248) | $ 5,787 | $ 5,091 |
| Distributions declared | $ 6,353 | $ 6,767 | $ 6,757 |
| Basic weighted average common shares outstanding | 10,585 | 10,570 | 10,554 |

Dividends per share for dividend reporting purposes were as follows:

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | | 2011 | | 2010 | |
| | Amount Per Share | Percent | Amount Per Share | Percent | Amount Per Share | Percent |
| Non-qualified dividends | $ - | - | $ 0.477 | 74.53% | $ 0.568 | 88.75% |
| Qualified dividends | - | - | 0.095 | 14.78% | 0.028 | 4.37% |
| Non-taxable return of capital | 0.600 | 100.00% | 0.068 | 10.69% | 0.044 | 6.88% |
| | $ 0.600 | 100.00% | $ 0.640 | 100.00% | $ 0.640 | 100.00% |

During 2012, due primarily to deductible expenses related to exploration of strategic alternatives, we had a taxable loss. Thus, all dividends were deemed to be non-taxable returns of capital.

In general, in order to meet our taxable income distribution requirements, we may make an election under the Code to treat a portion of the distributions declared and paid in the current year as distributions of the prior year's taxable income.

PMC Commercial has wholly-owned TRS's which are subject to Federal income taxes. The income generated from the TRS's is taxed at normal corporate rates.

We calculate our current and deferred tax provisions based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on the final tax returns are generally recorded in the period when the returns are filed.

Income tax provision (benefit) related to the TRS's consisted of the following:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | | (In thousands) | |
| Federal: | | | |
| Current provision | $ 821 | $ 483 | $ 514 |
| Deferred benefit | (256) | (369) | (645) |
| Income tax provision (benefit) | $ 565 | $ 114 | $ (131) |

In addition, income tax benefit of $115,000 for the year ended December 31, 2012 is included in discontinued operations based on operating losses of REO of our TRS's.

The provision (benefit) for income taxes results in effective tax rates that differ from Federal statutory rates of 34%. The reconciliation of TRS income tax attributable to income (loss) from continuing operations computed at Federal statutory rates to income tax provision (benefit) was as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | | (In thousands) | |
| Income (loss) from continuing operations before income taxes for TRS's | $ 1,628 | $ 245 | $ (471) |
| Expected Federal income tax provision (benefit) | $ 553 | $ 83 | $ (160) |
| Preferred dividend of subsidiary | 31 | 31 | 31 |
| Other adjustments | (19) | - | (2) |
| Income tax provision (benefit) | $ 565 | $ 114 | $ (131) |

We have identified our Federal tax returns and our state returns in Texas as "major" tax jurisdictions. The periods subject to examination for our Federal tax returns and state returns in Texas are the 2009 through 2011 tax years. We believe that all income tax filing positions and deductions will be sustained on audit and do not anticipate any adjustments that will result in a material change to our financial position. Therefore, no reserves for uncertain tax positions have been recorded.

The components of our net deferred tax asset were as follows:

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| | *(In thousands)* | |
| Deferred tax assets: | | |
| Secured borrowings - government guaranteed loans | $ 1,054 | $ 814 |
| Retained interests in transferred assets | 387 | 364 |
| Servicing asset | 268 | 225 |
| Net operating losses | 25 | 25 |
| Other | 69 | 38 |
| Total gross deferred tax assets | 1,803 | 1,466 |
| Deferred tax liabilities: | | |
| Loans receivable | 177 | 56 |
| Discount on debentures payable | - | 1 |
| Total gross deferred tax liabilities | 177 | 57 |
| Deferred tax asset, net | $ 1,626 | $ 1,409 |

The net operating loss carryforwards at December 31, 2012 were generated by a TRS and are available to offset future taxable income of this TRS. The net operating loss carryforwards expire from 2027 to 2031.

We paid $617,000, $612,000 and $538,000 in income taxes during 2012, 2011 and 2010, respectively.

**Note 11. Discontinued Operations, Net of Tax:**

Our discontinued operations consisted of the following:

| | Years Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| | | *(In thousands)* | |
| Net gains (losses) on sales of real estate | $ (15) | $ 532 | $ 78 |
| Net operating losses | (582) | (690) | (298) |
| Impairment losses | (341) | (887) | (325) |
| Income tax benefit | 115 | - | - |
| Discontinued operations, net of tax | $ (823) | $ (1,045) | $ (545) |

Net gains (losses) on sales of real estate generally represents gains (losses) on the sales of hotel properties and income recognition of previously unamortized gains. During 2012, we foreclosed on the underlying collateral (limited service hospitality properties) of two loans with an estimated fair value at foreclosure of $1,481,000 and sold both of these properties during 2012. One property was sold for $1,375,000 including cash proceeds of $550,000 and financing of $825,000. The other property was sold solely for cash proceeds. No gain or loss was recorded on these sales. In addition, we sold a property during 2012 with an estimated fair value of $76,000 and recorded a loss of $19,000. During 2011, previously deferred gains of $685,000 from property sales we financed were recorded as gains on sales of real estate due to principal reductions on the underlying loans. We also sold two properties during 2011 and recorded net losses of $153,000 which offset our gains on sales of real estate during this year. We also had a gain on the sale of REO acquired through foreclosure of $76,000 during 2010.

Net operating losses relate to the operations and holding costs of our REO.

Impairment losses represent declines in the estimated fair value of our REO subsequent to initial valuation. Impairment losses during 2012 primarily relate to a retail establishment acquired in the third quarter of 2009 which continues to experience declines in its value. During 2011, our impairment losses are primarily related to a full service hospitality property. The property experienced significant operating losses, is in need of major capital improvements and has been held for an extended period of time with limited market sales activity, including an unsuccessful auction during the third quarter of 2011, which contributed to the decline in its value. During 2010, our impairment losses are related to the full service hospitality property and a retail establishment.

**Note 12. Dividend Reinvestment and Cash Purchase Plan:**

We have a dividend reinvestment and cash purchase plan (the "Plan"). Participants in the Plan have the option to reinvest all or a portion of dividends received. The purchase price of the Common Shares is 100% of the average of the closing price of the Common Shares as published for the five trading days immediately prior to the dividend record date or prior to the optional cash payment purchase date, whichever is applicable. Our transfer agent, on our behalf, uses the open market to purchase Common Shares with proceeds from the dividend reinvestment portion of the Plan.

**Note 13. Profit Sharing Plan:**

We have a profit sharing plan available to our full-time employees after one year of employment. Vesting increases ratably to 100% after the sixth year of employment. Pursuant to our profit sharing plan, approximately $247,000, $234,000 and $216,000 was expensed during 2012, 2011 and 2010, respectively. Contributions to the profit sharing plan are at the discretion of our Board of Trust Managers.

**Note 14. Share-Based Compensation Plans:**

At December 31, 2012, we had options outstanding under share-based compensation plans. The 2005 Equity Incentive Plan was approved by our shareholders on June 11, 2005 and permits the grant of options to our employees, executive officers and Board of Trust Managers and restricted shares to our executive officers and Board of Trust Managers for up to 500,000 Common Shares. We believe that these awards better align the interests of our employees, executive officers and Board of Trust Managers with those of our shareholders.

Option awards are granted with an exercise price equal to the market price of our Common Shares at the date of grant and vest immediately upon grant with five-year contractual terms. A summary of the status of our stock options as of December 31, 2012, 2011 and 2010 and the changes during the years ended on those dates are as follows:

| | 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| | Number of Shares Underlying Options | Weighted Average Exercise Prices | Number of Shares Underlying Options | Weighted Average Exercise Prices | Number of Shares Underlying Options | Weighted Average Exercise Prices |
| Outstanding, January 1 | 94,750 | $9.09 | 90,750 | $10.11 | 89,650 | $11.77 |
| Granted | 30,000 | $7.80 | 27,000 | $8.75 | 26,500 | $8.35 |
| Exercised | - | - | - | - | (1,500) | $7.65 |
| Expired | (12,250) | $14.01 | (23,000) | $12.72 | (23,900) | $14.54 |
| Outstanding and exercisable, December 31 | 112,500 | $8.21 | 94,750 | $9.09 | 90,750 | $10.11 |
| Weighted-average fair value per share of stock options granted during the year | $0.40 | | $1.10 | | $1.24 | |

Upon notification of intent to exercise stock options, our policy is to first verify that the options are exercisable, then to contact our transfer agent instructing them to issue new shares and then to collect the cash proceeds.

The fair value of each share option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Assumption: | | | |
| Expected Term (years) | 3.0 | 3.0 | 3.0 |
| Risk-Free Interest Rate | 0.39% | 0.71% | 1.23% |
| Expected Dividend Yield | 8.21% | 7.31% | 7.66% |
| Expected Volatility | 21.12% | 33.58% | 40.29% |
| Forfeiture Rate | 1.00% | 2.00% | 10.00% |

The expected term of the options represents the period of time that the options are expected to be outstanding and was determined based on our historical data. The risk-free rate was based on the 3-year U.S. Treasury rate corresponding to the expected term of the options. We used historical information to determine our expected volatility and forfeiture rates. We recorded compensation expense of $12,000, $30,000 and $33,000 during 2012, 2011 and 2010, respectively, related to these option grants.

The following table summarizes information about share options outstanding at December 31, 2012:

| | Options Outstanding and Exercisable | | |
|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contract Life (in years) | Weighted Average Exercise Price |
| $7.65 to $7.80 | 44,000 | 3.25 | $7.75 |
| $8.35 to $8.75 | 68,500 | 2.62 | $8.51 |
| $7.65 to $8.75 | 112,500 | 2.87 | $8.21 |

A summary of our restricted shares as of December 31, 2012, 2011 and 2010 and the changes during the years ended on those dates are as follows:

| | 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| | Number of Shares | Weighted Average Grant Date Fair Value Per Share | Number of Shares | Weighted Average Grant Date Fair Value Per Share | Number of Shares | Weighted Average Grant Date Fair Value Per Share |
| Balance, January 1 | 11,031 | $8.57 | 12,066 | $8.35 | 17,416 | $8.14 |
| Granted | 15,000 | $7.45 | 15,000 | $8.73 | 13,100 | $8.35 |
| Vested | (19,365) | $7.98 | (16,035) | $8.55 | (15,050) | $8.11 |
| Forfeited | - | - | - | - | (3,400) | $8.35 |
| Balance, December 31 | 6,666 | $7.75 | 11,031 | $8.57 | 12,066 | $8.35 |

The restricted share awards generally vest based on two years of continuous service with one-third of the shares vesting immediately upon issuance of the shares and one-third vesting at the end of each of the next two years. Restricted share awards provide for accelerated vesting if there is a change in control (as defined in the plan). Compensation expense related to the restricted shares is being recognized over the vesting periods. We recorded compensation expense of $126,000, $148,000 and $101,000 during 2012, 2011 and 2010, respectively, related to our restricted share issuances. At December 31, 2012, there was $15,000 of total unrecognized compensation expense related to the restricted shares which will be recognized over the next two years. The estimated fair value of restricted shares vested during 2012 was $145,000.

**Note 15. Supplemental Disclosure of Cash Flow Information:**

Our non-cash activities were as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | | (In thousands) | |
| Reclassification from loans receivable to real estate owned | $ 1,481 | $ 409 | $ 4,040 |
| Loans receivable originated to facilitate sales of real estate owned | $ 1,225 | $ 1,172 | $ 3,325 |
| Reclassifications reducing secured borrowings - government guaranteed loans and loans receivable, net | $ - | $ - | $ 7,692 |
| Consolidation of off-balance sheet securitizations: | | | |
| Loans receivable, net | $ - | $ - | $ 27,752 |
| Restricted cash and cash equivalents | $ - | $ - | $ 3,396 |
| Structured notes payable | $ - | $ - | $ 19,524 |

**Note 16. Fair Values of Financial Instruments:**

For impaired loans measured at fair value on a nonrecurring basis during 2012 and 2011 the following table provides the carrying value of the related individual assets at year end. We used Level 3 inputs to determine the estimated fair value of our impaired loans.

| | Carrying Value at December 31, | | Provision for Loan Losses (2) | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| | | (In thousands) | | |
| Impaired loans (1) | $ 11,637 | $ 7,694 | $ 1,163 | $ 438 |

*(1) Carrying value represents our impaired loans net of loan loss reserves. Our carrying value is determined based on management's assessment of the fair value of the collateral based on numerous factors including operating statistics to the extent available, appraised value of the collateral, tax assessed value and market environment.*

*(2) Represents the net change in the provision for loan losses included in our consolidated statements of income (loss) related specifically to our impaired loans during the periods presented.*

For REO, our carrying value approximates the estimated fair value at the time of foreclosure and the lower of cost or market thereafter. We used Level 3 inputs to determine the estimated fair value of our REO. The carrying value of our REO is established at the time of foreclosure based upon management's assessment of its fair value based on numerous factors including operating statistics to the extent available, the appraised value of the collateral, tax assessed value and market environment.

The following is activity for our REO:

| | Years Ended December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | *(In thousands)* | |
| Value - beginning of year | $ 1,259 | $ 3,477 |
| Foreclosures | 1,481 | 409 |
| Additions | - | 17 |
| Cost of sales | (1,660) | (1,757) |
| Impairment losses | (341) | (887) |
| Value - end of year | $ 739 | $ 1,259 |

The estimated fair value of our financial instruments was as follows:

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | | 2011 | | |
| | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value | Level |
| | *(In thousands)* | | | | |
| Assets: | | | | | |
| Loans Receivable Subject To Credit Risk | $ 200,642 | $ 181,112 | $ 203,951 | $ 190,255 | 3 |
| SBA 7(a) loans receivable, subject to secured borrowings | 38,349 | 43,096 | 30,476 | 34,140 | 3 |
| Liabilities: | | | | | |
| Structured notes and SBIC debentures payable | 17,190 | 18,027 | 18,445 | 19,027 | 3 |
| Secured borrowings - government guaranteed loans | 41,008 | 41,008 | 32,546 | 32,546 | 3 |
| Revolving credit facility | 11,900 | 11,900 | 17,800 | 17,800 | 3 |
| Junior Subordinated Notes | 27,070 | 22,592 | 27,070 | 22,595 | 3 |

We used Level 3 inputs to determine the estimated fair value of our financial instruments. In general, estimates of fair value may differ from the carrying amounts of the financial assets and liabilities primarily as a result of the effects of discounting future cash flows. Considerable judgment is required to interpret market data and develop estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts we could realize in a current market exchange.

*Loans Receivable Subject To Credit Risk:* Our loans receivable are recorded at cost and adjusted by net loan origination fees and discounts. In order to determine the estimated fair value of our loans receivable, we use a present value technique for the anticipated future cash flows using certain assumptions including a discount rate based on current market interest rates, prepayment tendencies and potential loan losses. Significant increases (decreases) in any of these inputs in isolation would result in a significantly lower (higher) fair value measurement. Reserves are established based on numerous factors including, but not limited to, the creditor's payment history, collateral value, guarantor support, expected future cash flows and other factors. In the absence of a readily ascertainable market value, the estimated value of our loans receivable may differ from the values that would be placed on the portfolio if a ready market for the loans receivable existed.

*SBA 7(a) loans receivable, subject to secured borrowings:* Represents the government guaranteed portion of loans which were sold with the proceeds received from the sale reflected as secured borrowings – government guaranteed loans (a liability on our consolidated balance sheet – see below). There is no credit risk associated with these loans since the SBA has guaranteed payment of the principal. In order to determine the estimated fair value of our loans receivable, we use a present value technique for the anticipated future cash flows using certain assumptions including a discount rate based on current market interest rates and prepayment tendencies.

*Structured notes and SBIC debentures payable and Junior Subordinated Notes:* The estimated fair value is based on a present value calculation based on prices of the same or similar instruments after considering market risks, current interest rates and remaining maturities. The structured notes were repaid on February 15, 2012.

*Secured borrowings – government guaranteed loans:* The estimated fair value approximates cost as the interest rate on these secured borrowings approximates current market interest rates. Includes the unamortized deferred cash premiums collected on the sale of the government guaranteed portions of the loans.

*Revolving credit facility:* The carrying amount is a reasonable estimation of fair value as the interest rate on this instrument is variable and was set in a third-party transaction.

**Note 17. Commitments and Contingencies:**

*Loan Commitments*
Commitments to extend credit are agreements to lend to a customer provided the terms established in the contract are met. Our outstanding loan commitments and approvals to fund new loans were approximately $19.5 million at December 31, 2012, the majority of which were for prime-based loans to be originated under the SBA 7(a) Program, the government guaranteed portion of which is intended to be sold. Commitments generally have fixed expiration dates. Since some commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent future cash requirements.

*Operating Lease*
We lease office space in Dallas, Texas under a lease which expires in February 2015. Future minimum lease payments under this lease are as follows:

| Years Ending December 31, | Total |
|---|---|
| | *(In thousands)* |
| 2013 | $ 212 |
| 2014 | 217 |
| 2015 | 36 |
| | $ 465 |

Rent expense amounted to $187,000, $179,000 and $168,000 during 2012, 2011 and 2010, respectively.

*Employment Agreements*
We have employment agreements with our two executive officers for three-year terms expiring December 31, 2015. Under certain circumstances, as defined within the agreements, the agreements provide for (1) severance compensation or change in control payments to the executive officer in an amount equal to 2.99 times the average of the last three years annual compensation paid to the executive officer and (2) death and disability payments in an amount equal to two times and one time, respectively, the annual compensation paid to the executive officer.

*Litigation*
In the normal course of business we are periodically party to certain legal actions and proceedings involving matters that are generally incidental to our business (*i.e.*, collection of loans receivable). In management's opinion, the resolution of these legal actions and proceedings will not have a material adverse effect on our consolidated financial statements.

*SBA Related*
If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by our SBLC, the SBA may seek recovery of the principal loss related to the deficiency from us. With respect to the guaranteed portion of SBA loans that have been sold, the SBA

will first honor its guarantee and then seek compensation from us in the event that a loss is deemed to be attributable to technical deficiencies. Based on historical experience, we do not expect that this contingency would be material to the financial statements if asserted.

In certain instances, including liquidation or charge-off of an SBA guaranteed loan, we may have a receivable for the SBA's guaranteed portion of legal fees, operating expenses, property taxes paid, etc. related to the loan or the collateral (upon foreclosure). While we believe expenses incurred were justified and necessary for the care and preservation of the collateral and within the established rules of the SBA, there can be no assurance that the SBA will reimburse us. In addition, reimbursement from the SBA is a time consuming and lengthy process and the SBA may seek compensation from us related to reimbursement of expenses which it does not believe were necessary for the care and preservation of the loan or its collateral. Although the SBA has never declined to reimburse us for its portion of material expenses, no assurance can be given that the SBA would not do so in the future. We have evaluated our SBA receivables and believe that our financial statements fairly reflect these receivables at their appropriate net realizable value.

Pursuant to SBA rules and regulations, distributions from our SBLC and SBICs are limited. In order to operate as a small business lending company, a licensee is required to maintain a minimum net worth (as defined by SBA regulations) of the greater of (1) 10% of the outstanding loans receivable of our SBLC or (2) $1.0 million, as well as certain other regulatory restrictions such as change in control provisions. At December 31, 2012, dividends of $2.0 million were available for distribution from our SBLC.

## SCHEDULE IV
## PMC COMMERCIAL TRUST AND SUBSIDIARIES
## MORTGAGE LOANS ON REAL ESTATE
## AS OF DECEMBER 31, 2012
***(Dollars in thousands, except footnotes)***

**onventional Loans - States 2% or greater *(1)*:**

| Geographic Dispersion of Collateral | Number of Loans | Size of Loans | | Interest Rate | | Final Maturity Date | Carrying Amount of Mortgages *(3)* | | Principal amount of loan subject to delinquent principal or "interest" |
|---|---|---|---|---|---|---|---|---|---|
| | | From | To | Variable *(2)* | Fixed | | | | |
| exas *(4)* | 24 | $0 | $3,000 | 3.11% to 7.25% | - | 1/21/15--8/16/31 | $ 25,246 | | $ - |
| exas | 14 | $0 | $2,000 | - | 8.00% to 10.78% | 11/15/13--11/18/30 | 7,441 | | - |
| irginia *(5)* | 7 | $0 | $6,000 | 3.36% to 7.50% | - | 1/30/23--12/17/32 | 17,500 | | - |
| irginia *(6)* | 2 | $0 | $1,000 | - | 7.50% to 8.50% | 6/1/17--8/21/27 | 1,764 | | - |
| rizona | 6 | $0 | $5,000 | 3.36% to 7.50% | - | 2/10/23--9/14/31 | 11,353 | | - |
| rizona | 6 | $0 | $3,000 | - | 7.50% to 10.00% | 7/16/13--3/28/32 | 6,317 | | - |
| hio | 6 | $0 | $3,000 | 3.36% to 4.36% | - | 10/27/25--4/21/28 | 11,278 | | - |
| orth Carolina | 4 | $0 | $2,000 | 3.86% to 4.86% | - | 6/11/21--5/5/23 | 3,892 | | - |
| orth Carolina | 4 | $0 | $3,000 | - | 7.50% to 9.85% | 12/20/16--5/22/32 | 5,218 | | - |
| labama | 4 | $0 | $3,000 | 3.75% to 4.61% | - | 11/21/20--10/01/26 | 6,825 | | - |
| labama | 2 | $0 | $1,000 | - | 9.50% | 6/15/18--10/27/18 | 1,034 | | - |
| lorida | 3 | $0 | $3,000 | 3.49% to 4.11% | - | 11/1/25--10/1/26 | 4,227 | | - |
| lorida | 2 | $0 | $3,000 | - | 7.50% to 8.24% | 1/1/24--2/5/33 | 3,510 | | - |
| lichigan | 6 | $0 | $2,000 | 3.24% to 7.25% | - | 2/10/26--8/23/30 | 7,235 | | - |
| regon | 2 | $0 | $4,000 | 4.61% to 7.25% | - | 9/8/25--5/13/30 | 5,204 | | - |
| regon | 3 | $0 | $1,000 | - | 9.00% to 9.90% | 2/2/18--6/13/21 | 1,775 | | - |
| ennsylvania | 2 | $0 | $4,000 | 4.36% to 7.00% | - | 9/29/25--8/1/32 | 4,384 | | - |
| ennsylvania | 1 | $0 | $3,000 | - | 10.25% | 6/22/20 | 2,270 | | - |
| ndiana | 5 | $0 | $2,000 | 3.86% to 8.25% | - | 12/4/22--2/26/32 | 5,950 | | - |
| alifornia | 4 | $0 | $2,000 | 4.11% to 4.75% | - | 3/21/22--12/13/26 | 4,384 | | - |
| alifornia | 2 | $0 | $1,000 | - | 8.90% to 9.00% | 7/10/18--12/28/24 | 977 | | - |
| eorgia | 3 | $0 | $2,000 | 3.86% to 4.61% | - | 12/26/17--12/14/27 | 2,236 | | - |
| eorgia | 3 | $0 | $2,000 | - | 8.75% to 10.25% | 3/24/19--12/1/29 | 2,459 | | - |
| wa | 3 | $0 | $3,000 | 4.36% to 6.95% | - | 9/30/19--5/30/26 | 3,928 | | - |
| lississippi | 1 | $0 | $3,000 | 7.25% | - | 12/1/32 | 2,423 | | - |
| lississippi | 2 | $0 | $1,000 | - | 8.00% to 9.50% | 6/12/18--12/26/22 | 1,103 | | - |
| ther *(7)* | 15 | $0 | $2,000 | 2.86% to 7.00% | - | 6/27/16--11/24/27 | 16,355 | | 3,203 |
| ther | 12 | $0 | $2,000 | - | 7.75% to 12.00% | 8/20/14--12/22/30 | 7,848 | | - |
| | 148 | | | | | | $ 174,136 | *(8)* | $ 3,203 |

ootnotes:

*) There are three loans which are secured by second liens on properties which are subordinated to our first liens on the respective properties.*
*) Certain loans at variable interest rates have interest rate floors which may be in effect.*
*) Excludes general reserves of $1,468,000.*
*) Includes two loans with a face value of $3,162,000 and valuation reserves of $403,000.*
*) Includes a loan with a face value of $3,122,000 and a valuation reserve of $144,000.*
*) Include a loan with a face value of $1,045,000 and a valuation reserve of $21,000.*
*) Includes two loans with a face value of $3,203,000 and a valuation reserve of $814,000.*
*) For Federal income tax purposes, the cost basis of our mortgage loans on real estate was approximately $176,457,000 (unaudited).*

**SCHEDULE IV**
**PMC COMMERCIAL TRUST AND SUBSIDIARIES**
**MORTGAGE LOANS ON REAL ESTATE**
**AS OF DECEMBER 31, 2012**
***(Dollars in thousands, except footnotes)***

**SBA 7(a) Loans - States 2% or greater *(1)*:**

| Geographic Dispersion of Collateral | Number of Loans | Size of Loans | | Interest Rate (2) | Final Maturity Date | Carrying Amount of Mortgages (3) | Principal amount of loans subject to delinquent principal or "interest" |
|---|---|---|---|---|---|---|---|
| | | From | To | | | | |
| Texas (4) | 35 | $0 | $500 | 4.13% to 6.00% | 4/26/14--10/18/37 | $ 3,462 | $ - |
| Michigan | 18 | $0 | $500 | 5.25% to 6.00% | 2/16/13--6/27/37 | 2,464 | - |
| North Carolina | 7 | $0 | $500 | 5.75% to 6.00% | 9/8/32--10/25/37 | 2,117 | - |
| Ohio | 14 | $0 | $500 | 4.25% to 6.00% | 5/11/13--11/4/37 | 1,719 | - |
| Indiana | 9 | $0 | $500 | 4.75% to 6.00% | 11/19/19--8/30/37 | 1,493 | - |
| Virginia | 6 | $0 | $500 | 6.00% | 12/13/27--10/15/37 | 1,375 | - |
| Wisconsin (5) | 7 | $0 | $500 | 5.00% to 6.00% | 4/23/20--11/14/37 | 1,248 | - |
| Illinois | 5 | $0 | $500 | 5.75% to 6.00% | 3/26/19--9/18/37 | 1,196 | - |
| Kentucky | 5 | $0 | $500 | 6.00% | 4/9/35--12/28/37 | 1,154 | - |
| Alabama | 4 | $0 | $500 | 5.00% to 6.00% | 7/27/25--8/25/36 | 1,035 | - |
| Mississippi | 3 | $0 | $500 | 5.75% to 6.00% | 5/18/35--11/4/36 | 1,019 | - |
| Florida | 8 | $0 | $500 | 5.75% to 6.00% | 6/12/16--12/29/36 | 1,007 | - |
| Georgia | 6 | $0 | $500 | 5.13% to 6.00% | 5/23/20--6/25/35 | 855 | - |
| Iowa | 3 | $0 | $500 | 5.75% to 6.00% | 12/22/35--10/17/37 | 769 | - |
| Connecticut | 2 | $0 | $1,000 | 5.13% to 5.63% | 12/5/14--11/30/36 | 703 | - |
| Arizona | 5 | $0 | $500 | 5.75% to 6.00% | 10/28/19--4/28/36 | 650 | - |
| Oklahoma | 6 | $0 | $500 | 4.75% to 6.00% | 9/9/24--11/10/35 | 621 | - |
| Missouri | 5 | $0 | $500 | 5.25% to 6.00% | 4/16/18--9/12/37 | 613 | - |
| Kansas | 3 | $0 | $500 | 6.00% | 10/29/32--5/4/36 | 580 | - |
| Other | 33 | $0 | $500 | 5.00% to 6.00% | 1/31/15--9/13/37 | 2,295 | - |
| Government guaranteed portions (6) | | | | | | 2,449 | - |
| SBA 7(a) loans, subject to secured borrowings (7) | | | | | | 37,909 | - |
| | 184 | | | | | $ 66,733 (8) | $ - |

*Footnotes:*

*(1) Includes approximately $547,000 of loans not secured by real estate. Also includes $324,000 of loans with subordinate lien positions.*
*(2) Interest rates are variable at spreads over the prime rate unless otherwise noted.*
*(3) Excludes general reserves of $410,000.*
*(4) Includes a loan with a face value of $100,000, a valuation reserve of $23,000 and a fixed interest rate of 6.00%.*
*(5) Includes a loan with a face value of $846,000 and a valuation reserve of $130,000.*
*(6) Represents the government guaranteed portions of our SBA 7(a) loans detailed above. As there is no risk of loss to us related to these portions of the guaranteed loans, the geographic information is not presented as it is not meaningful.*
*(7) Represents the guaranteed portion of loans which were sold with the proceeds received from the sale reflected as secured borrowings.*
*(8) For Federal income tax purposes, the cost basis of our loans was approximately $27,526,000 (unaudited).*

**SCHEDULE IV**
**PMC COMMERCIAL TRUST AND SUBSIDIARIES**
**MORTGAGE LOANS ON REAL ESTATE**
**AS OF DECEMBER 31, 2012**
***(In thousands, except footnotes)***

| | | |
|---|---|---|
| Balance at December 31, 2009 | | $ 196,642 |
| Additions during period: | | |
| New mortgage loans *(1)* | 69,701 | |
| Other - deferral for collection of commitment fees, net of costs | 324 | |
| Other - accretion of loan fees and discounts | 317 | 70,343 |
| Deductions during period: | | |
| Collections of principal (2) | (20,999) | |
| Foreclosures | (4,040) | |
| Cost of mortgages sold, net | (7,903) | |
| Other - consolidation of loan loss reserves | (184) | |
| Other - bad debt expense, net of recoveries | (641) | (33,767) |
| Balance at December 31, 2010 | | $ 233,218 |
| Additions during period: | | |
| New mortgage loans *(3)* | 39,524 | |
| Other - deferral for collection of commitment fees, net of costs | 410 | |
| Other - accretion of loan fees and discounts | 17 | 39,951 |
| Deductions during period: | | |
| Collections of principal | (21,473) | |
| Foreclosures | (409) | |
| Cost of mortgages sold, net | (16,400) | |
| Other - bad debt expense, net of recoveries | (460) | (38,742) |
| Balance at December 31, 2011 | | $ 234,427 |
| Additions during period: | | |
| New mortgage loans *(4)* | 55,387 | |
| Other - deferral for collection of commitment fees, net of costs | 421 | |
| Other - accretion of loan fees and discounts | 204 | 56,012 |
| Deductions during period: | | |
| Collections of principal | (28,562) | |
| Foreclosures | (1,481) | |
| Cost of mortgages sold, net | (19,471) | |
| Other - bad debt expense, net of recoveries | (1,934) | (51,448) |
| Balance at December 31, 2012 | | $ 238,991 |

*Footnotes:*

*(1) Includes $22,912,000 and $5,024,000 from consolidation of the 2000 Joint Venture and the 1998 Partnership, respectively, due to a change in accounting rules effective January 1, 2010 and two loans totaling $3,325,000 which were originated in connection with sales of real estate owned which did not require cash expenditures.*

*(2) Includes $7,692,000 representing reclassifications reducing secured borrowings and loans receivable.*

*(3) Includes a loan of $1,172,000 which was originated in connection with the sale of real estate owned which did not require cash expenditure.*

*(4) Includes a loan of $1,225,000 which was originated in connection with the sale of real estate owned which did not require cash expenditure.*

## EXHIBIT INDEX

| Exhibit Number | Description |
|---|---|
| 2.1 | Agreement and Plan of Merger by and between PMC Commercial Trust and PMC Capital, Inc. dated March 27, 2003 (incorporated by reference to Annex A to the Registrant's Registration Statement on Form S-4 dated November 10, 2003). |
| 2.2 | Amendment No. 1 to Agreement and Plan of Merger between PMC Commercial Trust and PMC Capital, Inc. dated August 1, 2003 (incorporated by reference to Exhibit 2.5 to the Registrant's Quarterly Report on Form 10-Q filed on August 12, 2003). |
| 3.1 | Declaration of Trust (incorporated by reference to the exhibits to the Registrant's Registration Statement on Form S-11 filed with the Commission on June 25, 1993, as amended (Registration No. 33-65910)). |
| 3.1(a) | Amendment No. 1 to Declaration of Trust (incorporated by reference to the exhibits to the Registrant's Registration Statement on Form S-11 filed with the Commission on June 25, 1993, as amended (Registration No. 33-65910)). |
| 3.1(b) | Amendment No. 2 to Declaration of Trust (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993). |
| 3.1(c) | Amendment No. 3 to Declaration of Trust dated February 10, 2004 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003). |
| 3.2 | Bylaws (incorporated by reference to the exhibits to the Registrant's Registration Statement on Form S-11 filed with the Commission on June 25, 1993, as amended (Registration No. 33-65910)). |
| 3.2(a) | Amendment No. 1 to Bylaws (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on April 16, 2009). |
| 4.1 | Instruments defining the rights of security holders. The instruments filed in response to items 3.1 and 3.2 are incorporated in this item by reference. |
| 4.2 | Debenture dated March 4, 2005 for $4,000,000 loan with SBA (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005). |
| 4.3 | Debenture dated September 9, 2003 for $2,190,000 loan with SBA (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005). |
| 4.4 | Debenture dated September 9, 2003 for $2,000,000 loan with SBA (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005). |

| | |
|---|---|
| 4.5 | Debenture dated September 6, 2011 for $5,000,000 loan with SBA. |
| 4.6 | Debenture dated September 19, 2012 for $2,000,000 loan with SBA (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012). |
| 4.7 | Debenture dated September 19, 2012 for $2,000,000 loan with SBA (incorporated by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012). |
| +10.1 | 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005). |
| 10.4 | Amended and Restated Credit Agreement between PMC Commercial Trust and First Western SBLC, Inc. and JPMorgan Chase Bank, National Association, as Administrative Agent, dated December 28, 2010 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed January 3, 2011). |
| +10.5 | Executive Employment Contract with Jan F. Salit dated December 11, 2012 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed December 13, 2012). |
| 10.6 | Purchase Agreement among PMC Commercial Trust, PMC Preferred Capital Trust-A and Taberna Preferred Funding I, Ltd. dated March 15, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005). |
| 10.7 | Junior Subordinated Indenture between PMC Commercial Trust and JPMorgan Chase Bank, National Association as Trustee dated March 15, 2005 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005). |
| 10.8 | Amended and Restated Trust Agreement among PMC Commercial Trust, JPMorgan Chase Bank, National Association, Chase Bank USA, National Association and The Administrative Trustees Named Herein dated March 15, 2005 (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005). |
| 10.9 | Preferred Securities Certificate (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005). |
| 10.10 | Floating Rate Junior Subordinated Note due 2035 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005). |

| | |
|---|---|
| 10.11 | Form of Indemnification Agreement (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005). |
| 10.12 | First Amendment to Amended and Restated Credit Agreement among PMC Commercial Trust, First Western SBLC, Inc., and JPMorgan Chase Bank, National Association, as Administrative Agent, and the lenders named therein, dated June 8, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on June 10, 2011). |
| 10.13 | Second Amended and Restated Revolving Note executed by PMC Commercial Trust (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on June 10, 2011). |
| 10.14 | First Amended and Restated Revolving Note executed by First Western SBLC, Inc. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the SEC on June 10, 2011). |
| 10.15 | Second Amendment to Amended and Restated Credit Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on June 20, 2012). |
| +10.16 | Executive Employment Contract with Barry N. Berlin dated December 11, 2012 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on December 13, 2012). |
| +10.17 | Separation Agreement and General Release between Lance B. Rosemore and PMC Commercial Trust dated October 26, 2012 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on November 1, 2012). |
| *21.1 | Subsidiaries of the Registrant |
| *23.1 | Consent of PricewaterhouseCoopers LLP |
| *31.1 | Section 302 Officer Certification – Chief Executive Officer |
| *31.2 | Section 302 Officer Certification – Chief Financial Officer |
| **32.1 | Section 906 Officer Certification – Chief Executive Officer |
| **32.2 | Section 906 Officer Certification – Chief Financial Officer |
| ***101.INS | XBRL Instance Document |
| ***101.SCH | XBRL Taxonomy Extension Schema Document |
| ***101.CAL | XBRL Taxonomy Extension Calculation Linkbase Document |
| ***101.DEF | XBRL Taxonomy Extension Definition Linkbase Document |
| ***101.LAB | XBRL Taxonomy Extension Label Linkbase Document |

| | |
|---|---|
| ***101.PRE | XBRL Taxonomy Extension Presentation Linkbase Document |

---

* Filed herewith.

** Furnished herewith.

*** In accordance with Regulation S-T, the XBRL-related information in Exhibit 101 shall be deemed "furnished" and not "filed" under sections 11 or 12 of the Securities Act of 1933 and/or under section 18 of the Securities and Exchange Act of 1934, and otherwise is not subject to liability under these sections.

\+ Management contract or compensatory plan

# PMC COMMERCIAL TRUST
## SHAREHOLDER INFORMATION

## TRUST MANAGERS



## CORPORATE OFFICERS

**JAN F. SALIT**
*CHIEF EXECUTIVE OFFICER, PRESIDENT, SECRETARY*

**BARRY N. BERLIN**
*EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER*

## TRANSFER AGENT

AMERICAN STOCK TRANSFER AND TRUST COMPANY
6201 15TH AVE
BROOKLYN, NY 11219
(800) 937-5449

## INDEPENDENT AUDITORS

PRICEWATERHOUSECOOPERS LLP
2001 ROSS AVENUE, SUITE 1800
DALLAS, TX 75201

## LEGAL COUNSEL

LOCKE LORD LLP
2200 ROSS AVENUE, SUITE 2200
DALLAS, TX 75201

## EXCHANGE LISTING

THE COMMON STOCK OF PMC COMMERCIAL TRUST ARE TRADED ON THE NYSE MKT UNDER THE SYMBOL "PCC"

## STOCK PRICES

THE FOLLOWING TABLE SETS FORTH, FOR THE PERIODS INDICATED, HIGH AND LOW BID PRICES PER SHARE:

| | 2012 | | 2011 | |
|---|---|---|---|---|
| | HIGH | LOW | HIGH | LOW |
| FIRST QUARTER | $ 9.00 | $ 6.95 | $ 9.45 | $ 8.25 |
| SECOND QUARTER | 8.76 | 7.50 | 8.97 | 8.19 |
| THIRD QUARTER | 8.25 | 7.35 | 8.56 | 7.50 |
| FOURTH QUARTER | 7.76 | 6.06 | 8.00 | 6.84 |

## ANNUAL MEETING

JUNE 14, 2013 AT 9:00 A.M.
17950 PRESTON ROAD, SUITE 270
DALLAS, TX 75252

## INVESTOR RELATIONS

FOR MORE INFORMATION OR TO RECEIVE A COPY OF OUR FORM 10-K OR FORM 10-Q FILINGS AT NO CHARGE, PLEASE WRITE TO OUR INVESTOR RELATIONS DEPARTMENT OR YOU CAN ACCESS US THROUGH THE INTERNET AT WWW.PMCTRUST.COM OR SEND US AN E-MAIL AT: INFO@PMCTRUST.COM